UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

PENNSYLVANIA	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 25, 2021, II-VI Incorporated, a Pennsylvania corporation (“II-VI” or the “Company”), Coherent, Inc., a Delaware corporation (“Coherent”), and Watson Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of II-VI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the terms of the Merger Agreement, the acquisition of Coherent will be accomplished through a merger of Merger Sub with and into Coherent (the “Merger”), with Coherent surviving the Merger.

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each share of common stock of Coherent, par value $0.01 per share (the “Coherent Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (x) shares of Coherent Common Stock owned by II-VI, Coherent, or any direct or indirect wholly owned subsidiary of II-VI or Coherent or (y) shares of Coherent Common Stock owned by stockholders who have properly exercised and perfected appraisal rights under Delaware law, in each case immediately prior to the Effective Time), will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) $220.00 in cash, without interest (the “Cash Consideration”), plus

(B) 0.91 of a validly issued, fully paid and nonassessable share of common stock of II-VI, no par value per share (“II-VI Common Stock”) (such ratio, the “Exchange Ratio”).

Pursuant to the terms of the Merger Agreement, each Coherent restricted stock unit award (a “Coherent RSU”), other than Director RSUs (as defined below), outstanding immediately prior to the Effective Time will be automatically converted into time-based restricted stock units denominated in shares of II-VI Common Stock entitling the holder to receive, upon settlement, a number of shares II-VI Common Stock equal to the number of shares of Coherent Common Stock subject to the Coherent RSU multiplied by the sum of (A) the Exchange Ratio, and (B) the quotient obtained by dividing the Cash Consideration by the volume weighted average price of a share of II-VI Common Stock for a 10 trading day period ending prior to the closing of the Merger (the “Closing”). For Coherent RSUs subject to performance-based vesting conditions and metrics, the number of shares of II-VI Common Stock subject to the converted Coherent RSUs will be determined after giving effect to the Coherent Board of Director’s determination of the number of Coherent RSUs earned, based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the Effective Time.

The converted Coherent RSUs generally will be subject to the same terms and conditions that applied to the awards immediately prior to the Effective Time, provided that any Coherent RSUs subject to performance-based vesting conditions will be subject solely to time- and service-based vesting. Each Coherent RSU that is outstanding as of the date of the Merger Agreement that is outstanding as of immediately prior to the Effective Time will be entitled to the following vesting acceleration benefits:

(A) for any holder of Coherent RSUs who is a participant under Coherent’s Change of Control and Leadership Change Severance Plan (the “CIC Plan”), the acceleration benefits under the CIC Plan upon such participant’s involuntary termination of employment in accordance with the terms and conditions set forth therein; and

(B) for any holder who is not a participant in the CIC Plan, the following vesting acceleration benefits upon his or her termination of employment by Coherent, II-VI or their respective subsidiaries without “cause” within the period beginning immediately following the date of the Closing and ending on the date that is 12 months following the date of the Closing (or, if earlier, December 31, 2022) (the “Qualifying Termination”), (A) if such holder’s Qualifying Termination occurs during calendar year 2021, the sum of: (x) 100% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2021 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, II-VI or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2021 (and reduced by the total number of converted Coherent RSUs that vested in calendar year 2021 prior to such Qualifying Termination) plus (y) 50% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, II-VI or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2022, or (B) if such holder’s Qualifying Termination occurs during calendar year 2022, 50% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, II-VI or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2022 (and reduced by the total number of converted Coherent RSUs that vested in calendar year 2022 prior to such Qualifying Termination).

Each Coherent RSU granted to a non-employee member of Coherent’s Board of Directors (“Director RSUs”) (whether or not vested) that is outstanding immediately prior to the Effective Time will automatically vest in full and be cancelled and converted into the right to receive the Merger Consideration as if such Director RSU had been settled in shares of Coherent Common Stock immediately prior to the Effective Time.

The Boards of Directors of II-VI and Coherent have unanimously approved the Merger and the Merger Agreement. The transaction is subject to customary closing conditions, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), regulatory approvals in other applicable jurisdictions, including China, South Korea and Germany, the effectiveness of a registration statement on Form S-4 registering the shares of II-VI Common Stock to be issued in connection with the Merger, and approvals by the stockholders of II-VI and Coherent. The transaction is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of II-VI, Coherent and Merger Sub, including, (i) covenants by Coherent concerning the conduct of its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Closing, (ii) covenants by II-VI concerning the conduct of its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Closing, (iii) a covenant by Coherent that, subject to certain exceptions, the Board of Directors of Coherent will recommend to its stockholders the approval of the Merger and the adoption of the Merger Agreement, (iii) a covenant by II-VI that, subject to certain exceptions, the Board of Directors of II-VI will recommend to its stockholders the approval of the issuance of shares of II-VI Common Stock in connection with the Merger and the issuance of shares of II-VI preferred stock in connection with the Equity Investment (as defined below), and (iv) a covenant that II-VI and Coherent will not solicit, initiate, or knowingly encourage, facilitate or induce the making of an inquiry, offer or proposal that would reasonably be expected to lead to any Company Takeover Proposal or Parent Takeover Proposal, as applicable (each, as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both II-VI and Coherent and provides that upon termination of the Merger Agreement under specified circumstances (including termination by Coherent to accept a superior proposal), Coherent may be required to pay II-VI a termination fee of $108.8 million. The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances (including termination by II-VI to accept a superior proposal), II-VI may be required to pay Coherent a termination fee of $337.7 million, and if the Merger Agreement is terminated for failure to obtain antitrust approval from a Chinese governmental entity, II-VI may be required to pay Coherent a termination fee of $500.0 million.

Pursuant to the Merger Agreement, II-VI will add two members of Coherent’s Board of Directors, designated by Coherent and reasonably acceptable to II-VI, to II-VI’s Board of Directors at the Closing, each of whom must qualify as an “independent director” under applicable rules and regulations of the Nasdaq Global Select Market, and II-VI has agreed to nominate them for reelection at II-VI’s first annual stockholders’ meeting that occurs after the Closing.

A copy of the Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of that agreement and solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the parties thereto that differ from those applicable to investors. In addition, such representations and warranties (1) will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of fraud or a willful breach, and (2) were made only as of the dates specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

Financing of the Merger

II-VI plans to finance the Merger with cash from the combined company balance sheets, proceeds from the issuance of New II-VI Convertible Preferred Stock and new debt as well as the issuance of II-VI Common Stock as Merger Consideration.

Equity Financing

In connection with entering into the Merger Agreement, II-VI entered into an investment agreement (the “Investment Agreement”), dated as of March 25, 2021, with BCPE Watson (DE) SPV, LP (the “Investor”), an affiliate of Bain Capital, LP, pursuant to which, subject to the terms and conditions set forth therein, II-VI has agreed to issue, sell and deliver to the Investor (collectively, the “Equity Investment”):

(A) promptly following the execution of the Investment Agreement, 75,000 shares of a new Series B-1 Convertible Preferred Stock of the Company (“II-VI Series B-1 Convertible Preferred Stock”), having no par value per share and the designation, preferences, rights, privileges, powers, and terms and conditions specified therein, for $10,000 per share (the “Equity Per Share Price”) and an aggregate purchase price of $750,000,000;

(B) upon the Closing, 75,000 shares of a new Series B-2 Convertible Preferred Stock of the Company (“II-VI Series B-2 Convertible Preferred Stock”), having no par value per share and the designation, preferences, rights, privileges, powers and terms and conditions specified therein, for a purchase price per share equal to the Equity Per Share Price and an aggregate purchase price of $750,000,000; and

(C) upon the Closing, if elected by the Company and agreed by the Investor, up to an additional 65,000 shares of a new Series B-3 Convertible Preferred Stock of the Company (“II-VI Series B-3 Convertible Preferred Stock,” and together with the II-VI Series B-1 Convertible Preferred Stock and the II-VI Series B-2 Convertible Preferred Stock, “New II-VI Convertible Preferred Stock”), having no par value per share and the designation, preferences, rights privileges, powers, and terms and conditions specified therein for a purchase price per share equal to the Equity Per Share Price and an aggregate purchase price of $650,000,000 (assuming 65,000 shares of II-VI Series B-3 Convertible Preferred Stock are elected).

The shares of New II-VI Convertible Preferred Stock will accrue dividends at 5.00% per annum, subject to increase if II-VI defaults on payment obligations with respect to the New II-VI Convertible Preferred Stock, not to exceed 14% per annum. Until the fourth anniversary of the applicable issuance date of each series of New II-VI Convertible Preferred Stock, dividends are payable solely in-kind. After the fourth anniversary, dividends are payable on the applicable series, at the Company’s option, in cash, in-kind or as a combination of both.

The shares of New II-VI Convertible Preferred Stock will be convertible into shares of II-VI Common Stock as follows:

(A)

at any time after their issuance, at the election of the Investor, each share of New II-VI Convertible Preferred Stock will be convertible into shares of II-VI Common Stock at a conversion price of $85.00 per share (“Conversion Price”); and

(B)

beginning three years after the applicable date of issuance of the New II-VI Convertible Preferred Stock, at the election of II-VI, each share of New II-VI Convertible Preferred Stock will be convertible into shares of II-VI Common Stock at the applicable Conversion Price if the volume-weighted average price of II-VI Common Stock exceeds 150% of the applicable Conversion Price for 20 trading days out of any 30 consecutive trading days.

The shares of II-VI Series B-1 Convertible Preferred Stock will initially be nonvoting. Following the expiration of the required waiting period under HSR, the issued shares of New II-VI Convertible Preferred Stock will have voting rights, voting as one class with the II-VI Common Stock, on an as-converted basis, subject to limited exceptions. In addition, pursuant to the Investment Agreement, II-VI has agreed to give the Investor customary registration rights and to grant the Investor, upon the issuance of the II-VI Series B-1 Convertible Preferred Stock, the right to nominate one designee and to designate one observer to II-VI’s Board of Directors for so long as the Investor maintains a certain level of ownership of the shares of New II-VI Convertible Preferred Stock or shares of Parent Common Stock issued upon conversion thereof. The Investor has also agreed to certain transfer restrictions and standstill provisions.

A copy of the Investment Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement.

Debt Financing

In connection with entering into the Merger Agreement, II-VI has obtained a fully underwritten financing commitment pursuant to a commitment letter (the “Commitment Letter”), dated as of March 25, 2021, with JPMorgan Chase Bank, N.A. (the “Commitment Party”), pursuant to which the Commitment Party has committed to provide up to $5.425 billion in debt financing (the debt financing under the Commitment Letter, the “Debt Financing”). The obligation of the Commitment Party to provide the Debt Financing under the Commitment Letter is subject to a number of customary conditions.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Equity Financing” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The shares of New II-VI Convertible Preferred Stock to be issued in connection with the Equity Investment and Investment Agreement are not to be registered in reliance on the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended.

Item 8.01.	Other Events.

On March 25, 2021, II-VI issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made in this communication have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements herein include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the business combination transaction with Coherent (the “Transaction”) and the equity investment by Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement, including the receipt by Coherent of an unsolicited proposal from a third party; (iv) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (viii) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of March 25, 2021, by and among II-VI Incorporated, Coherent, Inc. and Watson Merger Sub Inc.*

10.1	Investment Agreement, dated as of March 25, 2021, by and between II-VI Incorporated and BCPE Watson (DE) SPV, LP.*

99.1	Press Release of II-VI Incorporated, dated as of March 25, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: March 26, 2021	By:	/s/ Walter R. Bashaw II
Walter R. Bashaw II
President

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

COHERENT, INC.,

II-VI INCORPORATED,

and

WATSON MERGER SUB INC.

Dated as of March 25, 2021

-i-

-ii-

EXHIBITS

Exhibit A-1	Form of Surviving Corporation Amended and Restated Certificate of Incorporation

Exhibit A-2	Form of Surviving Corporation Amended and Restated Bylaws

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 25, 2021, is by and among Coherent, Inc., a Delaware corporation (the “Company”), II-VI Incorporated, a Pennsylvania corporation (“Parent”), and Watson Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WITNESSETH:

WHEREAS, the Parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock and Parent Preferred Stock (the “Share Issuance”) in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the issuance of shares pursuant to the Investment Agreement), and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and to submit the Share Issuance to the stockholders of Parent for approval;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and its sole stockholder’s, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by Merger Sub’s sole stockholder, and to submit this Agreement to Merger Sub’s sole stockholder for adoption, and Parent, as Merger Sub’s sole stockholder, has approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and has adopted this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Closing, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place as soon as practicable (but in any event no later than the fifth Business Day) after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed upon in writing by the Company and Parent.

Section 1.3 Effective Time. Concurrently with the Closing, the Company and Merger Sub shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the Parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the First Step Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents. At the Effective Time, the Company’s Restated and Amended Certificate of Incorporation (as amended, the “Company Certificate”) and Amended and Restated Bylaws (the “Company Bylaws”) shall be amended and restated, respectively, to be in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors and Officers.

(a) From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

Section 1.7 Parent Board. The parties hereto shall take all necessary actions such that, at the Effective Time, two directors designated by the Company (each, a “Company Designee”) shall be appointed to the Parent Board, each reasonably acceptable to Parent, from among the directors serving on the Company Board as of immediately prior to the Effective Time, and each of whom must qualify as an “independent director” under applicable Nasdaq rules and regulations. Each Company Designee shall hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board. In the event that prior to the Effective Time any Company Designee is unwilling or unable to serve on the Parent Board, the Company shall select a replacement for such individual (who shall be reasonably acceptable to Parent) to serve in such person’s place. Parent agrees to nominate the Company Designees appointed to the Parent Board pursuant to this Section 1.7 for reelection at Parent’s first annual stockholders’ meeting that occurs after the Closing.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock in the Merger.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares or securities of Parent, the Company or Merger Sub:

(i) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or any of its Subsidiaries and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, its Subsidiaries or Merger Sub shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(iii) Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall, at the Effective Time, be converted automatically into and shall thereafter represent the right to receive (A) $220.00 in cash (the “Cash Consideration”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(d) and the Cash Consideration, the “Merger Consideration”). From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any demands received by the Company for fair value of any shares of Company Common Stock pursuant to DGCL 262 and of any withdrawals of such demands, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from Parent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

Section 2.2 [Reserved].

Section 2.3 Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.4 Surrender and Exchange of Shares.

(a) Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the full number of whole shares of Parent Common Stock sufficient to deliver the stock portion of the aggregate Merger Consideration and (ii) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration, in each case payable in the Merger to all holders of Company Common Stock (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and including any amounts to be paid in cash in lieu of fractional shares in accordance with Section 2.1(d), the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five Business Days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon, (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Book-Entry Shares, upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.1(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably and customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, within two Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.4(c), each Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.4 (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund, and such investments shall only be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., respectively. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of the Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 2.1. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted or withheld) from the consideration otherwise payable to any holder of a Certificate or a Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority and, to the extent such amounts are paid over to the appropriate Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact, in form and substance reasonably satisfactory to Parent and the Exchange Agent, by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Parent) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.5 Treatment of Company Equity Awards.

(a) Company RSUs. At the Effective Time, each award of Company RSUs that is outstanding immediately prior to the Effective Time other than awards of Director RSUs, shall be converted into an award covering that number of Parent restricted stock units of Parent Common Stock, rounded down to the nearest whole share, (“Converted RSUs”) equal to the product of (x) the number of shares of Company Common Stock subject to such award of Company RSUs (and, with respect to any Company RSUs that are subject to performance-vesting goals or metrics, the number of shares of Company Common Stock shall be determined based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the Effective Time, as determined by the Company Board or a committee thereof) and (y) the sum of (A) the Exchange Ratio, and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Common Stock VWAP. Any Converted RSUs issued pursuant to this Section 2.5(a) shall be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time (including any applicable change of control or other accelerated vesting provisions, whether pursuant to an award agreement or any other agreement between the Company and any holder of any award of Company RSUs or pursuant to any other arrangement or plan applicable to any holder of an award of Company RSUs); provided that any Company RSUs, the vesting of which had been subject to performance goals or metrics prior to the Effective Time, shall cease to be subject to any such performance-vesting goals or metrics and shall, following the Effective Time, be subject solely to time- and service-based vesting.

(b) Director RSUs. At the Effective Time, each Director RSU (whether or not vested) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.1 as if such Director RSU had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Director RSU Consideration”). Parent shall cause the Surviving Corporation to pay to each holder of a Director RSU the Director RSU Consideration, less any applicable Taxes and without interest, within two Business Days following the Effective Time, subject to any delay required by the next sentence; provided that any such withholding Taxes required to be paid by or collected on behalf of such holder shall be satisfied by retaining a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld. Notwithstanding anything herein to the contrary, with respect to any Director RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Involuntary Termination. Notwithstanding the vesting schedule and any other vesting conditions applicable to any Company RSUs or Converted RSUs, in the event that the employment of a Continuing Employee (other than any Continuing Employee that is a participant under the Company’s Change in Control Severance Plan (as amended, the “CIC Plan”) as of immediately prior to the Effective Time) (each such Continuing Employee, a “Covered Continuing Employee”) is terminated by the Company, Parent or their respective Subsidiaries without Cause (as defined in Section 2.5(c) of the Company Disclosure Letter) within the period beginning immediately following the Closing Date and ending on the date that is 12 months following the Closing Date (or, if earlier, December 31, 2022) (such termination, a

“Qualifying Termination”), the vesting of each award of Converted RSUs resulting solely from a Company RSU that was outstanding and held by such Covered Continuing Employee as of the date of this Agreement (and not any other Converted RSUs) will accelerate as to: (A) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2021, the sum of: (x) 100% of the total number of Converted RSUs that otherwise would have vested during calendar year 2021 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2021 (and reduced by the total number of Converted RSUs that vested in calendar year 2021 prior to such Qualifying Termination plus (y) 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022, or (B) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2022, 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022 (and reduced by the total number of Converted RSUs that vested in calendar year 2022 prior to such Qualifying Termination). For the avoidance of doubt, this Section 2.5(c) shall not amend, modify, change or in any way limit any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(d) Company and Parent Actions. The Company shall take all actions reasonably necessary or advisable to effect the transactions contemplated by this Section 2.5 under all Company equity plans or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Converted RSU. As soon as practicable on or following the Effective Time, but no later than three Business Days following the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award of Converted RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(e) ESPP. As soon as practicable following the date hereof, the Company Board or a committee thereof shall adopt resolutions to provide that each individual participating in an Offering (as defined in the ESPP) in progress on the date hereof shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date hereof or (ii) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required by applicable Law. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering that would otherwise be outstanding at the Effective Time to terminate no later than five days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering, but otherwise treat any shortened Offering as a fully effective and completed Offering for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company shall terminate the ESPP.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers and consistent with the terms and conditions of this Agreement, or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed in the Company SEC Documents filed with or furnished to the SEC prior to the date hereof and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company Certificate and the Company Bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the date of this Agreement.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and no shares of preferred stock. As of March 2, 2021 (the “Company Capitalization Date”), (i) 24,463,754 shares of Company Common Stock were issued and outstanding and (ii) no shares of Company Common Stock were held in treasury. As of the Company Capitalization Date, 2,409,742 shares of Company Common Stock were reserved for issuance under Company equity plans (other than the ESPP), of which amount (A) 483,149 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs (other than performance-based awards and Director RSUs), (B) 157,647 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “target”), (C) 315,294 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “maximum”), and (D) 750 shares of Company Common Stock are issuable upon the settlement of outstanding Director RSUs. As of the Company Capitalization Date, 87,192 shares of Company Common Stock were reserved for issuance under the ESPP, and an aggregate of $4,370,400 was contributed by participants in the ESPP during the Offering that is currently outstanding under the ESPP.

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company RSUs, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company and its Subsidiaries, where applicable, are duly authorized, validly issued, fully paid and, in the case of any such Subsidiary which is a corporation, nonassessable and free of preemptive rights.

(c) Except as set forth in Section 3.2(a) (and other than the shares of Company Common Stock issued since the Company Capitalization Date pursuant to the terms of outstanding Company RSUs or pursuant to purchases under the ESPP), there are no outstanding shares of capital stock or other equity interests in the Company or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(d) The Company or one of its direct or indirect wholly owned Subsidiaries owns all of the outstanding shares of capital stock or other equity interests of all Subsidiaries of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement, and, subject to receipt of approval of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby have been or shall be duly and validly authorized by the Company Board and, except for the Company Stockholder Approval (and the occurrence of the Company Stockholder Advisory Vote) and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the transactions contemplated hereby. The Company Board has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are advisable to, and in the best interests of, the Company and its stockholders, (iii) approved the execution, delivery and performance of this Agreement and the Merger, and (iv) resolved that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the counterparties thereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter, and (vii) the Company Stockholder Approval (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(c), no other authorization, consent, order, license, Permit or approval (“Consent”) of, or registration, declaration, notice or filing (“Filing”) with, any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement and which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained and the Company Credit Agreement is terminated and repaid in full prior to the Effective Time) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Company Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to any securities Laws) (each, a “Lien”) other than Permitted Liens (provided that no Lien shall be deemed created by this Agreement), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of the Company or any of its Subsidiaries, (iii) subject to obtaining the Consents set forth in Section 3.3(c)(iii) of the

Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any material liability under, any Company Material Contract, or (iv) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC” and all such forms, documents and reports, the “Company SEC Documents”) since January 1, 2018. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of the Company’s Subsidiaries are, or at any time since January 1, 2018 have been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto, or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. As of the date hereof, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or other Company SEC Documents.

Section 3.5 Absence of Certain Changes or Events.

(a) From January 1, 2020, through the date of this Agreement, the businesses of each of the Company and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of the Company or any Subsidiary of the Company has undertaken any action that, if taken, during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (i) through (vi), (ix), (x) or (xv) (solely as it relates to clauses (i) through (vi), (ix), or (x)) of Section 5.1(b).

(b) Since January 1, 2020, through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 3, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof. The Company maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

Section 3.7 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations arising under or in accordance with this Agreement, (iii) liabilities or obligations incurred in the Ordinary Course of Business since October 4, 2020, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to possess or file the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. The Company and each of its Subsidiaries is in material compliance with the terms and requirements of all Company Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Laws relating to privacy, data protection or information security regarding Personal Data (collectively, “Data Privacy Laws”); (ii) neither the Company nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by the Company, any of its Subsidiaries or, to the knowledge of the Company, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company or any of its Subsidiaries (“Company Data Processors”), nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of the Company or its Subsidiaries; (iv) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to all Company Data Processors to obligate such persons to comply in material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of this Agreement complies with all Laws relating to privacy, data protection or information security regarding Personal Data (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and the Company’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 3.9 Environmental Matters. The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that the Company or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there has been no release of any Hazardous Materials by the Company or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by the Company or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any of its Subsidiaries and, in each case, for which the Company or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither the Company nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

The Company has delivered or made available to Parent all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which the Company may reasonably be expected to have any material liability with respect to the Company and its Subsidiaries’ business and operations, including any such documents relating to the Company Owned Real Property and the Company Leased Real Property. The representations and warranties set forth in this Section 3.9, Section 3.3(b), Section 3.4, Section 3.5, Section 3.7 and Section 3.19 are the Company’s sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all material amendments thereto), (ii) a written summary, if the Company Benefit Plan is not in writing, (iii) all related trust documents, (iv) all insurance contracts or other funding arrangements, (v) the most recent annual reports (Form 5500) filed with the IRS, (vi) the most recent determination, opinion or advisory letter from the IRS, (vii) the most recent summary plan description and any summary of material modifications thereto, and (viii) the most recent audited financial statement and/or actuarial valuation.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company and its Subsidiaries, (i) each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of the Company in accordance with GAAP. As of the date hereof, there are no pending claims or claims threatened in writing (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Benefit Plan and related trust that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the knowledge of the Company, there is no reason why any such determination letter should be revoked or not be issued or reissued.

(d) With respect to any Company Benefit Plan subject to Title IV of ERISA to which the Company, its Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes: (i) since January 1, 2016, no such Company Benefit Plan has been terminated so as to result or reasonably be likely to result, directly or indirectly, in a material liability to the Company or any of its ERISA Affiliates under Title IV of ERISA; (ii) no proceeding has been initiated by the Pension Benefit Guaranty Corporation to terminate any such Company Benefit Plan or to appoint a trustee for any such Company Benefit Plan; (iii) if any such Company Benefit Plan were to be terminated as of the Closing Date or if any person were to withdraw from such Company Benefit Plan, none of the Company or any of its ERISA Affiliates would incur, directly or indirectly, any material liabilities under Title IV of ERISA; (iv) no “reportable event” (as defined in Section 4043 of ERISA) for which notice has not been waived has occurred with respect to any such Company Benefit Plan within the past 12 months that, individually or in the aggregate, would result in material liabilities to the Company and any of its Subsidiaries, taken as a whole; and (v) satisfies the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, whether or not waived, and none of the Company or any of its ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan pursuant to Section 401(a)(29) of the Code.

(e) Neither the Company, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(f) The execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan, or (iv) result in any payment to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(h) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries, each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 3.11 Labor and Employment Matters.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a list of all local collective bargaining agreements, excluding any national, industry or sector-level collective bargaining agreements, to which the Company or any of its Subsidiaries is a party. No strike, material work slowdown, work stoppage, or unfair labor practice against the Company or any of its Subsidiaries is pending, or to knowledge of the Company, threatened. To the knowledge of the Company, no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of the Company or any of its Subsidiaries in connection with their employment with the Company or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of the Company and its Subsidiaries.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and (ii) to the Company’s knowledge, no complaints or charges relating to employment practices or actions of the Company or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to the Company or any of its Subsidiaries.

(d) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is party to a settlement agreement with any employee of the Company or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of the Company, no material allegations of sexual harassment are pending against any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 3.12 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.13 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Share Issuance (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the joint proxy statement/prospectus included in the Form S-4 (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein.

Section 3.14 Anti-Bribery.

(a) Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of the Company, agents or other persons acting on behalf of the Company or any of its Subsidiaries or controlled Affiliates), has taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder, the U.K. Bribery Act 2010, or any other applicable Laws regarding anti-corruption or anti-bribery (collectively, “Anti-Corruption Laws”).

(b) Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of the Company, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws, nor is there any basis therefor. The Company and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure the Company, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 3.14, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 3.15 Exports & Sanctions. Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, the Company and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where the Company and its Subsidiaries conduct business.

Section 3.16 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) no claim has been made in writing or, to the Company’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns of a certain type that the Company or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither the Company nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(b) None of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16, Section 3.4, Section 3.5 (to the extent relating to Taxes), and Section 3.10 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of the Company with respect to Taxes.

Section 3.17 Real Property.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) either the Company or a Subsidiary of the Company has good and valid title, subject to Permitted Liens, to each material Real Property owned by the Company or any Subsidiary of the Company (such owned property collectively, the “Company Owned Real Property”); and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Company Leased Real Property” and such leases, subleases and other agreements, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Real Property Lease and each Company Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Company Material Adverse Effect, no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Company Real Property Lease or Company Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease or Company Sublease.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (collectively, the “Company Subleases,” and the Real Property subject to a Company Sublease, the “Company Subleased Real Property”) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein.

(c) Section 3.17(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Owned Real Property, including the address thereof and the identity of the Company or its Subsidiary that owns such property, and (ii) each Company Leased Real Property and Company Subleased Real Property, including the address thereof and the identity of the Company or its Subsidiary that is a party to the applicable Company Real Property Lease or Company Sublease with respect to such property.

Section 3.18 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, to the Company’s knowledge (a) all insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date hereof (each, a “Company Insurance Policy”) are in full force and effect and provide insurance in such amounts and against such risks as the Company has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, (b) all premiums due and payable in respect of such insurance policies have been timely paid, (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies, (d) neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, (e) neither the Company nor any of its Subsidiaries is in breach or default under any Company Insurance Policy, and (f) there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied.

Section 3.19 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, the Company Real Property Leases, the Company Subleases and agreements filed as exhibits to the Company SEC Documents (including those that are filed with the SEC at any time prior to the date hereof and incorporated by reference thereto), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract with any Top Company Customer or Top Company Vendor pursuant to which material payments are to be made or received by the Company or any of its Subsidiaries or material obligations of the Company or any of its Subsidiaries will remain outstanding after the date of this Agreement, other than with respect to commercial product Warranties on customary terms;

(iii) any Contract under which the Company or any of its Subsidiaries has continuing indemnification, earnout or similar obligations to or by any third person which are material to the Company and its Subsidiaries, taken as a whole, other than those entered into on customary terms in connection with the distribution, sale or license of the Company’s products in the Ordinary Course of Business and other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iv) any Contract concerning the acquisition or divestiture of any entity or any business (or all or substantially all of the assets of any entity or any business), or any investment in, or acquisition or divestiture of any security of, any entity, by the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has any material continuing obligations;

(v) any Contract for capital expenditures involving payments of more than $4,000,000 individually or $8,000,000 in the aggregate, by or on behalf of the Company or any of its Subsidiaries, for which reserves have not already been established in the financial statements of the Company and its Subsidiaries;

(vi) any Contract which is material to the operations of the Company and its Subsidiaries, taken as a whole, involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person;

(vii) any Contract relating to indebtedness for borrowed money in an amount in excess of $5,000,000 individually;

(viii) any Contract with any Top Company Customer or Top Company Vendor containing any, or, to the knowledge of the Company, any other material Contract containing any material, covenants, commitments, or other obligations by the Company or any of its Subsidiaries (A) not to compete with any person in a line of business or activity, (B) not to engage in any line of business or activity in any geographic location in a line of business, activity or geographic location, (C) granting any exclusive rights to any third party, (D) including “take or pay,” “sole source” or “requirements” obligations, (E) granting any “most favored pricing” or similar terms to any third party, or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case, other than any such Contracts (x) that may be cancelled without material liability to the Company or any of its Subsidiaries upon notice of 180 days or less, or (y) which are not material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract disclosed or required to be disclosed on Section 3.20(g) of the Company Disclosure Letter;

(x) any Order or settlement or conciliation agreement entered into since January 1, 2018, other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the Ordinary Course of Business or (B) settlement agreements which would not require the Company to pay consideration in excess of $2,000,000;

(xi) any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in, any person (other than the Company or any other Subsidiary of the Company) of more than $5,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the Ordinary Course of Business);

(xii) each Material Government Contract (excluding any Government Contracts with universities or similar institutions on customary and reasonable terms); and

(xiii) any Contract not described above and pursuant to which the Company or any of its Subsidiaries has paid or received payments in excess of $5,000,000 in the most recent fiscal year, or is obligated to pay or entitled to receive payments in excess of $5,000,000 in the 12-month period following the date hereof, in each case, other than (A) Contracts solely between the Company and a wholly owned (direct or indirect) Subsidiary of the Company or solely between wholly owned (direct or indirect) Subsidiaries of the Company, (B) Contracts with customers, suppliers, vendors, or third-party service providers entered into in the Ordinary Course of Business on reasonable terms or (C) Government Contracts.

Each contract of any of the types referred to in clauses (i) through (xiii) above in existence as of the date of this Agreement is referred to herein as a “Company Material Contract.”

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and (ii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.20 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by the Company and its Subsidiaries (“Company Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of the Company or any of its Subsidiaries are subsisting and, to the knowledge of the Company, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of the Company and its Subsidiaries as currently conducted.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (i) the conduct of the business of the Company and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the date of this Agreement, the Company has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the date of this Agreement, there is no and has not been any legal proceeding brought by a third party against the Company or any of its Subsidiaries (or against another person who has sought indemnification from the Company or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by the Company, its Subsidiaries, any of its or their current products or services, or other operation of the Company’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the date of this Agreement, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Company Owned IP.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, to the knowledge of the Company, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have, since January 1, 2018 through the date of this Agreement, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Company Owned IP, that is outstanding and unresolved as of the date of this Agreement.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of the Company or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of the Company or its Subsidiaries have published, provided or disclosed, nor are the Company or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Company Owned IP, including through or in connection with any agreement requiring the Company or any of its Subsidiaries to place any software source code in escrow.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries have received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by the Company or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Company Owned IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users in the Ordinary Course of Business.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Subsidiaries to grant or offer to any other person any license or other right to any Company Owned IP.

(g) Section 3.20(g)(i) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which a third person has licensed to the Company or its Subsidiary any material Intellectual Property, excluding any Immaterial License or licenses for open source software, licenses to commercially available off-the-shelf software or commercially available technology (including IP blocks) used in the general operation of the business and granted for an annual aggregate fee of less than $5,000,000. Section 3.20(g)(ii) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which the Company or its Subsidiaries have licensed to any third party any material Company Owned IP, excluding Immaterial Licenses.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth in Section 3.20(h) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement and such other agreements, documents and instruments to be executed and delivered after the date hereof, nor the consummation of the transactions contemplated hereby or thereby will: (i) violate or result in the breach, cancellation, termination or suspension of, or acceleration of any payments under any Contract set forth in Section 3.20(g) of the Company Disclosure Letter; (ii) result in the Company or its Subsidiaries transferring any material Company Owned IP to any third party or granting to any third party any rights or licenses to any material Company Owned IP; or (iii) the imposition of any Lien (other than Permitted Liens) on any Company Owned IP. None of the Company or its Subsidiaries is a party to any Contract pursuant to which, as a result of the execution, delivery and performance of this Agreement and such other agreements, documents and instruments as are to be executed and delivered after the date hereof in connection with this Agreement, or the consummation of the transactions contemplated hereby or thereby, will result in Parent or any of its Subsidiaries being (A) required to grant any Top Company Customer or any Top Company Vendor any rights to, licenses to or under, or immunities to (including any covenant not to sue relating to) any of Parent’s or any of its Subsidiaries’ material Intellectual Property, (B) bound by, or subject to, any material noncompetition, non-solicitation, exclusivity or other material restriction on the operation or scope of their respective business, or (C) obligated to pay any material incremental royalties or other material amounts, offer any material incremental discounts or being bound by any “most favored pricing” terms to any third party.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not taken any action with respect to open source software that has required the Company or any of its Subsidiaries under any applicable open source license, to (i) grant to any other person any license under any patent included in the Company Owned IP, or (ii) license, disclose, or distribute any material software included in the Company Owned IP in source code form, for the purpose of preparing derivative works, or for little or no fee.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems (“IT Systems”) used by the Company and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of the Company and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and its Subsidiaries as conducted in the 12 months prior to the date of this Agreement. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) the Company and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of the Company or its Subsidiaries or (B) to the knowledge of the Company, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of the Company or its Subsidiaries.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of the Company. “Warranties” shall mean all obligations to service, repair (including to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express or implied warranties made or deemed made in connection with the provision, license or sale of products.

Section 3.21 Customers; Vendors.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a list of the Top Company Customers. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Customer that such Top Company Customer shall not continue as a customer of the Company and its Subsidiaries or that such Top Company Customer intends to terminate, not renew or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth a list of the Top Company Vendors. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Vendor that such Top Company Vendor shall not continue as a supplier, vendor, or third-party service provider to the Company and its Subsidiaries or that such Top Company Vendor intends to terminate, not renew, or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.22 Government Contracts.

(a) The Company has delivered or made available to Parent prior to the date of this Agreement complete and correct copies of each Material Government Contract.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) None of the Company or any of its Subsidiaries is in breach of or default under the terms of any Material Government Contract;

(ii) To the knowledge of the Company, each Material Government Contract was legally awarded and is binding on the parties thereto;

(iii) To the knowledge of the Company, no Material Government Contract is subject to termination solely based on the consummation of the transactions contemplated by this Agreement due to any change in status or prohibition on any change of control provision set forth in such Material Government Contract;

(iv) The representations, certifications and warranties made by the Company and its Subsidiaries with respect to Material Government Contracts were accurate as of their effective dates;

(v) None of the Company or any of its Subsidiaries has received any written show cause, cure, deficiency, default, termination for convenience, bid protest, offset, disallowed, disputes or similar notice relating to any current Material Government Contract; and

(vi) To the knowledge of the Company, no event, condition or omission has occurred or currently exists including any prohibitions on contracting with debarred, suspended or ineligible persons that would constitute grounds for termination of any Material Government Contract.

(c) The Company and its Subsidiaries possess all facility security clearances and personnel security clearances necessary to conduct the business as it is currently being conducted as of the date hereof in all material respects and the Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to the facility security clearances, including those set forth in the National Industrial Security Program Operating Manual and the provisions of all applicable DD254 forms. The Company has no knowledge of any pending revocation of any facility clearance of the Company or any Subsidiary of the Company or any pending revocation of any personnel security clearance of any employee of the Company or any Subsidiary.

(d) (i) None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any U.S. Government Contract.

(ii) To the knowledge of the Company, none of the Company or its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any non-U.S. Government Contract (except where such exclusion is related to the application of local bidding rules applicable to all bidders similarly situated to the Company or its Subsidiaries).

(e) Since January 1, 2018, none of the Company or its Subsidiaries has undergone or is currently undergoing any internal or external regulatory audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business.

Section 3.23 Finders or Brokers. Except for BofA Securities, Inc. ( “BofA”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with BofA, the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement.

Section 3.24 Opinion of Financial Advisors. The Company Board has received the opinion of each of the Company Financial Advisors to the effect that, as of the date thereof and on the basis of and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of any Cancelled Shares or Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of each said written opinion to Parent solely for informational purposes. The Company and Parent have been authorized by each of the Company Financial Advisors to permit the inclusion of such written opinion of the applicable Company Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by the applicable Company Financial Advisor.

Section 3.25 Takeover Laws. Assuming the accuracy of the representation contained in Section 4.19, the Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby all applicable Takeover Laws (including Section 203 of the DGCL (“DGCL 203”)) and any similar provisions in the Company Certificate or the Company Bylaws. Assuming the accuracy of the representations and warranties contained in Section 4.19, as of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.26 Affiliate Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, the Company or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 3.27 No Additional Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that neither Parent nor Merger Sub nor any person on behalf of Parent or Merger Sub makes, and none of the Company or any person acting on behalf of the Company, has relied or is relying upon, any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV, neither Parent, Merger Sub nor any other person will have or be subject to any liability or obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company or any other person for purposes of, or in expectation of, the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (x) as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date hereof and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries.

(a) Parent is a corporation duly incorporated and presently subsisting under the Laws of the Commonwealth of Pennsylvania. Merger Sub is a corporation duly incorporated duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has made available to the Company, prior to the date of this Agreement, a true and complete copy of its certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), in each case, as amended through the date of this Agreement.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of common stock, no par value per share (the “Parent Common Stock”), and 5,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”), of which 2,300,000 shares are designated Series A Mandatory Convertible Preferred Stock (“Parent Mandatory Convertible Preferred Stock”) and of which 300,000 shares are designated Series One Preferred Stock (“Parent Series One Preferred Stock”). As of February 26, 2021 (the “Parent Capitalization Date”), (i) 104,828,047 shares of Parent Common Stock were issued and outstanding, (ii) 13,484,634 shares of Parent Common Stock were held in treasury, (iii) 2,300,000 shares of Parent Mandatory Convertible Preferred Stock were issued or outstanding and (iv) no shares of Parent Series One Preferred Stock were issued and outstanding. As of the Parent Capitalization Date, 13,867,704 shares of Parent Common Stock were reserved for issuance under Parent equity plans, of which amount (A) 2,714,466 shares of Parent Common Stock are issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock (each a “Parent Option”), (B) 3,095,514 shares of Parent Common Stock are issuable upon the settlement of outstanding Parent RSUs (with respect to performance-based awards, assuming performance is achieved at “target”), and (C) 518,309 shares of Parent Common Stock are subject to performance share awards (with respect to performance-based awards, assuming performance is achieved at “target”). As of the Parent Capitalization Date, (A) up to 8,914,798 shares of Parent Common Stock may be issuable upon conversion of the then outstanding shares of Parent Mandatory Convertible Preferred Stock, (B) up to 7,330,940 shares of Parent Common Stock may be issuable upon conversion of the then outstanding Parent Convertible Notes and (C) up to 74,814 shares of Parent Common Stock may be issuable upon conversion of the then outstanding Finisar Convertible Notes.

(b) All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(c) Except as set forth in Section 4.2(a) (and other than shares of Parent Common Stock issued since the Parent Capitalization Date pursuant to the terms of outstanding Parent stock awards or in respect of any outstanding shares of Parent Mandatory Convertible Preferred Stock or any Parent Convertible Notes or Finisar Convertible Notes), as of the date hereof, there are no outstanding shares of capital stock or other equity interests in Parent or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of approval of the Share Issuance by the affirmative vote of a majority of votes cast by holders of Parent Common Stock (the “Parent Stockholder Approval”) present at a meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”), to consummate the transactions contemplated hereby and thereby, including the Mergers. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors (or equivalent) of each of Parent and Merger Sub, and except for the Parent Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of either Parent or Merger Sub or vote of Parent’s securityholders are necessary to authorize the consummation of the Merger and the transactions contemplated hereby. The Parent Board has unanimously (i) determined that this Agreement and the Merger are in the best interests of Parent and its stockholders, (ii) approved the execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby (including the Merger and the Share Issuance), and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and submit the Share Issuance to the stockholders of Parent for approval (the “Parent Recommendation”). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of Parent or Merger Sub, as the case may be, enforceable against each of them, in accordance with their terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) The board of directors of Merger Sub has unanimously (i) determined that this Agreement and the Merger are in its and its sole stockholder’s, best interests, (ii) approved the execution, delivery and performance by it of this Agreement and (iii) recommended the adoption of this Agreement by its sole stockholder. Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, and has adopted this Agreement.

(c) Other than in connection with or in compliance with (i) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter and (vii) the Parent Stockholder Approval (collectively, the “Parent Approvals”), and subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no other Consent of, or Filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Mergers and the other transactions contemplated by this Agreement and which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Parent Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens (provided that no Lien shall be deemed created by this Agreement), in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Merger Sub. Merger Sub is a wholly owned direct or indirect subsidiary of Parent. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.5 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries have filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2018 (all such forms, documents and reports, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes- Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. As of the date hereof, none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or other Parent SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) From January 1, 2020, through the date of this Agreement, the businesses of each of Parent and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of Parent or any Subsidiary of Parent has undertaken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (i) through (v) or (ix) (solely as it relates to clauses (i) through (v)) of Section 5.2(b).

(b) Since January 1, 2020, through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, in each case, that was disclosed to Parent’s auditors or the audit committee of the Parent Board in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof. Parent maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

Section 4.8 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations arising under or in accordance with this Agreement, (iii) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2019, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Compliance with Laws; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of any Laws, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to possess or file the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Parent and each of its Subsidiaries are in material compliance with the terms and requirements of all Parent Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Data Privacy Laws; (ii) neither Parent nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by Parent, any of its Subsidiaries or, to the knowledge of Parent, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Parent or any of its Subsidiaries (“Parent Data Processors”), nor has Parent or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of Parent, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of Parent or its Subsidiaries; (iv) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to Parent Data Processors to obligate such persons to comply in all material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of this Agreement complies with all applicable Data Privacy Laws (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and Parent’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 4.10 Environmental Matters. Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by Parent and each of its Subsidiaries of all Parent Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had a would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that Parent or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there has been no release of any Hazardous Materials by Parent or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by Parent or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by Parent or any of its Subsidiaries and, in each case, for which Parent or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither Parent nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which Parent may reasonably be expected to have any material liability with respect to Parent and its Subsidiaries’ business and operations. The representations and warranties set forth in this Section 4.10, Section 4.3(b), Section 4.5, Section 4.6 and Section 4.8 are Parent’s and Merger Sub’s sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 4.11 Employee Benefit Plans.

(a) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to Parent and its Subsidiaries, (i) each Parent Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of Parent in accordance with GAAP. As of the date hereof, there are no pending or threatened material claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2016, no Parent Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of Parent or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(c) Neither Parent, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(d) The execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Parent Benefit Plan.

(e) No Parent Benefit Plan provides for, and neither Parent nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 4.12 Labor and Employment Matters.

(a) Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council agreement or similar labor-related agreement or arrangement. No strike, material work slowdown, work stoppage, or unfair labor practice against Parent or any of its Subsidiaries is pending, or to knowledge of Parent, threatened. To the knowledge of Parent, no activities or proceedings of any labor union to organize any employees of Parent or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of Parent or any of its Subsidiaries in connection with their employment with Parent or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of Parent and its Subsidiaries.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries and (ii) to Parent’s knowledge, no complaints or charges relating to employment practices or actions of Parent or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to Parent or any of its Subsidiaries.

(d) To the knowledge of Parent, neither Parent nor any of its Subsidiaries is party to a settlement agreement with any employee of Parent or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of Parent, no material allegations of sexual harassment are pending against any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 4.13 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.14 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by Parent or its Representatives for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 4.15 Anti-Bribery.

(a) Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of Parent, agents or other persons acting on behalf of Parent or any of its Subsidiaries or controlled Affiliates) has taken any action in violation of the Anti-Corruption Laws.

(b) Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of Parent, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws nor is there any basis therefor. Parent and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure Parent, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 4.15, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 4.16 Exports & Sanctions. Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, Parent and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where Parent and its Subsidiaries conduct business.

Section 4.17 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vi) no claim has been made in writing or, to Parent’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns of a certain type that Parent or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Parent or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither Parent nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of Parent or any of its Subsidiaries following the Closing.

(b) None of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.17, Section 4.5, Section 4.6 (to the extent relating to Taxes) and Section 4.11 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of Parent and Merger Sub with respect to Taxes.

Section 4.18 Real Property.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) either Parent or a Subsidiary of Parent has good and valid title, subject to Permitted Liens, to each material Real Property owned by Parent or any Subsidiary of Parent (such owned property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Parent Leased Real Property” and such leases, subleases and other agreements, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Real Property Lease and each Parent Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Parent Real Property Lease or Parent Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease or Parent Sublease.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property (each, a “Parent Sublease”) that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein.

Section 4.19 Ownership of Company Common Stock. None of Parent nor Merger Sub (i) beneficially owns, as of the date hereof, any shares of Company Common Stock, or (ii) has beneficially owned during the immediately preceding three years a number of shares of Company Common Stock that would make it an “interested stockholder” (as such term is defined DGCL 203) of the Company.

Section 4.20 Vote Required. Except for the Parent Stockholder Approval, no vote is required by the holders of any class or series of Parent’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable Law or pursuant to the rules of Nasdaq as a result of this Agreement or the transactions contemplated hereby.

Section 4.21 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by Parent and its Subsidiaries (“Parent Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of Parent or any of its Subsidiaries are subsisting and, to the knowledge of Parent, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of Parent and its Subsidiaries as currently conducted.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (i) the conduct of the business of Parent and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the date of this Agreement, Parent has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the date of this Agreement, there is no and has not been any legal proceeding brought by a third party against Parent or any of its Subsidiaries (or against another person who has sought indemnification from Parent or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by Parent, its Subsidiaries, its or their current products or services, or other operation of Parent’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the date of this Agreement, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Parent Owned IP.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, to the knowledge of Parent, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries have, since January 1, 2018 through the date of this Agreement, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Parent Owned IP, that is outstanding and unresolved as of the date of this Agreement.

(d) Parent and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of Parent or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the knowledge of Parent, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of Parent or its Subsidiaries has published, provided or disclosed, nor are Parent or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Parent Owned IP, including through or in connection with any agreement requiring Parent or any of its Subsidiaries to place any software source code in escrow.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries has received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by Parent or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Parent Owned IP other than substantially the same standard commercial rights as are granted by Parent to commercial end users in the Ordinary Course of Business.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates Parent or any of its Subsidiaries to grant or offer to any other person any license or other right to any Parent Owned IP.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Systems used by Parent and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of Parent and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of Parent and its Subsidiaries as conducted in the 12 months prior to the date of this Agreement. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) Parent and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by Parent or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of Parent or its Subsidiaries or (B) to the knowledge of Parent, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of Parent or its Subsidiaries.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against Parent or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of Parent.

Section 4.22 Customers. Section 4.22 of the Parent Disclosure Letter sets forth a list of the Top Parent Customers. As of the date hereof, neither Parent nor any of its Subsidiaries has received any written notice from any Top Parent Customer that such Top Parent Customer shall not continue as a customer of Parent and its Subsidiaries or that such Top Parent Customer intends to terminate, not renew or materially amend existing Contracts with Parent or any of its Subsidiaries or otherwise materially modify its business relationship with Parent and its Subsidiaries, except as would not be material and adverse to Parent and its Subsidiaries, taken as a whole.

Section 4.23 Finders or Brokers. Except for Allen & Company LLC and J.P. Morgan Securities LLC (“Parent Financial Advisors”), neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 4.24 Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement was fair from a financial point of view to Parent. The Company and Parent have been authorized by Parent Financial Advisor to permit the inclusion of such opinion of Parent Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by Parent Financial Advisor.

Section 4.25 Takeover Laws. The Parent Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby all applicable state Takeover Laws (including Subchapter F of Chapter 25 of Pennsylvania Law) and any similar provisions in Parent’s certificate of incorporation or bylaws. As of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Mergers or the other transactions contemplated by this Agreement.

Section 4.26 Affiliate Transactions. To the knowledge of Parent, no officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of Parent or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, Parent or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with Parent or its Subsidiaries, except in each case for compensation and benefits payable under any Parent Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Parent SEC Documents, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 4.27 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Debt Commitment Letter”) and fully executed fee letters (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Fee Letters”) relating thereto (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted so long as no such redaction covers terms that would adversely affect the amount, conditionality, or availability of the Debt Financing) (such Debt Commitment Letter and Fee Letters are referred to collectively herein as the “Debt Financing Commitment”), among Parent, JPMorgan Chase Bank, N.A. and JPM Securities LLC (together with JPMorgan Chase Bank, N.A., the “Debt Commitment Parties”), pursuant to which the Debt Commitment Parties have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Debt Financing Commitment is referred to herein as the “Debt Financing.”

(b) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed Investment Agreement, dated as of the date of this Agreement, by and between BCPE Watson (DE) SPV, LP (the “Investor”, and together with the Debt Commitment Parties, the “Commitment Parties”) and the Company (the “Investment Agreement” and together with the Debt Financing Commitment, the “Financing Commitments”) pursuant to the Investor has agreed to purchase from Parent, and Parent has agreed to issue to the Investor, shares of Parent Preferred Stock (the “Equity Commitment Share Issuance”) for an amount of cash to be paid by the Investor to Parent (the “Equity Financing”) subject to the terms and conditions set forth therein. The Equity Financing and Debt Financing are collectively referred to as the “Financing.”

(c) The Financing Commitments are, as of the date hereof, in full force and effect. The Financing Commitments are the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by the Remedies Exceptions). The Financing Commitments have not been or will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 5.17(f). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Financing Commitments is in breach of any of its covenants or other obligations set forth in, or is in default under, the Financing Commitments and (ii) assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Financing Commitments), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any of the Commitment Parties) under the Financing Commitments, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Financing Commitments, or (C) otherwise result in any portion of the Financing not being available on the Closing Date. As of the date hereof, Parent has not received any notice or other communication from any party to the Financing Commitments with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Financing Commitments or (ii) any intention of such party to terminate the Financing Commitments or to not provide all or any portion of the Financing. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof and assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Financing Commitments), as of the date hereof, Parent and Merger Sub: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Financing and (ii) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Financing Commitments to be terminated, withdrawn, modified, repudiated or rescinded or to be or become unenforceable (except to the extent enforcement may be limited by the Remedies Exceptions) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Financing Commitments to not be available to Parent and Merger Sub on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitments. There are no side letters or other agreements, contracts or arrangements, whether written or oral, related to the funding of the full amount of the Financing other than as expressly set forth in or expressly contemplated by the Financing Commitments. All commitment fees or other fees or deposits required to be paid under the Financing Commitments on or prior to the date of this Agreement have been paid in full.

Section 4.28 Available Funds. Subject to the terms and conditions of the Financing Commitments, and subject to the terms and conditions of this Agreement, the net proceeds contemplated by the Financing, together with cash on hand at Parent, will, in the aggregate, be sufficient for Parent to (i) pay the Cash Consideration payable pursuant to this Agreement, any cash in lieu of fractional shares of Parent Common Stock and any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 2.5 hereof, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged pursuant to this Agreement (including the Company Indebtedness Payoff), and (iii) pay all fees, costs and expenses required to be paid by Parent, Merger Sub or the Surviving Corporation or any of their respective Affiliates pursuant to this Agreement.

Section 4.29 No Additional Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Mergers, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes, and none of Parent, Merger Sub or any person acting on behalf of Parent or Merger Sub, has relied or is relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article III, neither the Company nor any other person will have or be subject to any liability or obligation to Parent, Merger Sub or any other person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent or Merger Sub in any electronic data room maintained by the Company for purposes of, or in expectation of, the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company covenants and agrees that it shall use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and Company Permits; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit the Company or its Subsidiaries from taking, any Company COVID Action.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or Company Benefit Plan, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company:

(i) shall not amend or restate any Company Organizational Document, and shall not permit any of such Subsidiaries to amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii) shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of the Company which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii) shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by the Company or is not a wholly owned (direct or indirect) Subsidiary of any of such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any other wholly owned (direct or indirect) Subsidiary of the Company;

(iv) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such person;

(v) shall not, and shall not permit any of such Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except as made in connection with any transaction among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries;

(vi) shall not, and shall not permit any of such Subsidiaries to, sell, lease, license, transfer, exchange or swap or otherwise dispose of or encumber (other than Permitted Liens) (or enter into, amend, modify, or terminate any Contract to do any of the foregoing with respect to) any Intellectual Property, any Real Property, or any tangible properties or assets, except in connection with (A) sales, transfers and dispositions of inventory and products, (B) non-exclusive licenses of Intellectual Property to customers and suppliers, or (C) leases of Real Property under which the Company or any of its Subsidiaries is a tenant, in the case of each of clauses (A) through (C), in the Ordinary Course of Business or encumbrances under the Company Credit Agreement (provided that prior to entering into any lease of Real Property in the Ordinary Course of Business with an annual rent amount exceeding $1,000,000, the Company will provide advance notice to, and reasonably consult with, Parent with respect thereto);

(vii) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures except for capital expenditures (A) to maintain, replace or repair damaged assets or (B) otherwise provided for in the Company’s capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii) except as permitted under Section 5.1(b)(xi) with respect to Company Material Contracts relating to indebtedness, or pursuant to Section 5.15, or in connection with any repayment, redemption or discharge of any Company indebtedness, shall not, and shall not permit any of its Subsidiaries to enter into, modify, amend or terminate, or waive any material rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract if it were in effect on the date of this Agreement, in each case, other than in the Ordinary Course of Business (provided that (a) this Ordinary Course of Business exception shall not apply with respect to any Contract of the nature described in Section 3.19(a)(iv), Section 3.19(a)(vi) or Section 3.19(a)(viii) and (b) promptly following entering into, materially modifying, materially amending or terminating any Company Material Contract of the nature described in Section 3.19(a)(xii) (including, for the avoidance of doubt, any modification or amendment of such Contract that would result in such Contract having any of the provisions described in Section 3.19(a)(viii)), the Company will provide notice to Parent of such action to the extent permitted under the terms of the relevant Company Material Contract);

(ix) shall not, and shall not permit any of its Subsidiaries to, materially change any material accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

(x) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance of (other than Permitted Liens), any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised warrants outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of the settlement of any Company RSUs or the exercise of rights under the ESPP, (B) the sale of shares of Company Common Stock pursuant to the vesting and settlement of Company RSUs for withholding of Taxes, (C) grants of service-based vesting Company RSUs (without performance-vesting goals or metrics) in the Ordinary Course of Business on terms consistent with past practices (including vesting), which grants shall, in the aggregate with respect to all grants made to each group of employees having the same employment level, not exceed the aggregate grant date value of the Company RSUs granted during calendar year 2020 to each such group of employees as set forth on Section 5.1(b)(x)(C) of the Company Disclosure Letter; provided that grants to CIC Plan participants following the date of this Agreement shall not provide for accelerated vesting upon a qualifying termination or upon consummation of the Merger or any other transaction contemplate hereby, in each case, under the CIC Plan, Section 2.5(c) of this Agreement, or any other Contract, and (D) pledges under the Company Credit Agreement;

(xi) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any additional indebtedness for borrowed money or any guarantee of such indebtedness, except for (A) additional indebtedness not to exceed $5,000,000 (provided that prompt written notice of any such indebtedness in excess of $1,000,000 is provided to Parent), (B) any indebtedness among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries and (C) any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is under the Company Credit Agreement or incurred in compliance with this Section 5.1(b)(xi);

(xii) shall not, and shall not permit any of its Subsidiaries to, commence or threaten (other than to protect a material right), or waive, release, assign, settle or compromise any pending or threatened action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not (A) exceed $2,000,000 individually and $6,000,000 in the aggregate and (B) involve any admission of wrongdoing or equitable relief;

(xiii) shall not, and shall not permit any of its Subsidiaries to, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding or surrender any claim for a material refund of Taxes;

(xiv) except as permitted by Section 5.1(b)(x), shall not, and shall not permit any of its Subsidiaries to:

(A) grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for severance or termination payments or benefits granted or provided in the Ordinary Course of Business in connection with retention, new hires, or promotions of employees of the Company or any of its Subsidiaries with a title of Vice President or below;

(B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries;

(C) increase the compensation payable to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries, other than in the Ordinary Course of Business (including in connection with promotions in the Ordinary Course of Business) for employees with a title of Vice President or below;

(D) establish, adopt, terminate or amend any material Company Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Company Benefit Plan if it were in existence on the date of this Agreement;

(E) hire or retain any person to be an officer, employee, or individual independent contractor or consultant of the Company or any of its Subsidiaries, other than the hiring or retention of: (i) employees with a title of Vice President or below, (ii) non-employee directors or (iii) independent contractors and consultants having annual compensation of less than $200,000 (excluding, for the avoidance of doubt, non-employee directors), in each case, in the Ordinary Course of Business; provided that, for purposes of clause (iii), any such contractor or consultant shall enter into a service agreement on substantially a form made available to Parent prior to the date of this Agreement and any variation which has the net effect of a material negative or detrimental impact on the Company shall be subject to review and approval by Parent;

(F) terminate the employment of any current employee with a title of Vice President or above other than for cause; or

(G) enter into, adopt, materially amend, terminate or extend any local collective bargaining agreement or other similar labor-related agreement, except, in each case, as required by Law and expressly required pursuant to the terms of such agreement; and

(xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xiv) of this Section 5.1(b).

Section 5.2 Conduct of Parent and Merger Sub.

(a) From and after the date hereof until the earlier of the Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent covenants and agrees that it shall use commercially reasonable efforts to conduct the business of Parent and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and permits; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, Parent and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit Parent or its Subsidiaries from taking, any Parent COVID Action.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries or Parent Benefit Plan, (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent:

(i) shall not amend or restate any Parent Organizational Document or certificate of incorporation or bylaws of Merger Sub (or equivalent documents), and shall not permit any of its other Subsidiaries to materially amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii) shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of Parent which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii) shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by Parent or is not a wholly owned (direct or indirect) Subsidiary of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except dividends or distributions by any Subsidiaries only to Parent or to any other wholly owned (direct or indirect) Subsidiary of Parent;

(iv) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or take any action with respect to any securities owned by such person, in each case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(v) shall not, and shall not permit any of such Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person except for such acquisitions for an amount not to exceed $100 million in value in the aggregate (for all such transactions), in each case that would not reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger and the Financing;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) issuances of shares of Parent Common Stock in respect of the exercise or settlement of any Parent stock awards outstanding on the date hereof, (B) the sale of shares of Parent Common Stock pursuant to the exercise of Parent Options or the settlement of any Parent stock awards, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the date hereof, (C) grants of equity awards in the Ordinary Course of Business, in amounts consistent with past practice, pursuant to any Parent Benefit Plan, and (D) the issuance of shares of Parent Common Stock or the grant of equity awards in connection with the acquisition of any business or material amount of assets from any other person that is permitted by the terms of this Agreement;

(vii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the Debt Financing) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger and the Financing;

(viii) shall not and shall not permit any of its Subsidiaries to directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of Parent or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, except for transactions among Parent and its wholly owned (direct or indirect) Subsidiaries or among Parent’s wholly owned (direct or indirect) Subsidiaries or in connection with the exercise of any options, or the vesting or settlement of any Parent equity awards issued in the Ordinary Course of Business; or

(ix) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (viii) of this Section 5.2(b).

Section 5.3 Access.

(a) For purposes of facilitating the transactions contemplated hereby, each of the Company and Parent shall afford (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives of the other Party such reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Company and Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of such Party, (A) violates any of its obligations with respect to confidentiality, (B) is subject to any attorney-client, work-product or other legal privilege, (C) the disclosure of which would violate any Law or legal duty (provided that the withholding Party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements), or (D) will interfere with applicable operations of such Party’s (or its Subsidiaries’) business; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.3 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions shall include, with respect to Parent, the Financing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from requests for access.

(b) The Parties hereby agree that all information provided to them or their respective officers, directors, employees, agents and/or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidential disclosure agreement, dated as of November 13, 2020, by and between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 Company No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company shall, and shall cause each of its Subsidiaries to, and instruct its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal and (ii) from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Company Takeover Proposal.

(b) Except as expressly provided by this Agreement, the Company shall not take any action to exempt any person from the restrictions on “business combinations” contained in DGCL 203 or the Company Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof) or (ii) if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal) and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Section 5.4, if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.4 and if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Company Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Company Takeover Proposal and its Representatives and potential sources of funding; provided that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Company Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to Parent that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4. Notwithstanding anything to the contrary in this Agreement, (A) the Company may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, the Company shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Company Takeover Proposal to the Company or the Company Board (or any committee thereof).

(d) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent of any Company Takeover Proposal received by the Company or any of its Representatives, which notice shall include the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to the Company or any of its Representatives) and indicate whether the Company has furnished non-public information to, or entered into discussions or negotiations with, such third party. The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.4.

(e) Except as expressly permitted by this Section 5.4(e), the Company Board shall not:

(i) (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change so long as the Company reaffirms the Company Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within five Business Days after a request by Parent to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Company Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Company Takeover Proposal and once for each material amendment to such Company Takeover Proposal; (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or

(ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, after receiving a bona fide unsolicited written Company Takeover Proposal that did not result from a material breach (or a deemed material breach) of Section 5.4, (x) the Company Board may make a Company Adverse Recommendation Change if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law and/or (y) the Company may terminate this Agreement in order to enter into a binding written agreement with respect to a Company Superior Proposal in accordance with Section 7.1(k); provided that the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Company Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any written proposed transaction documents with the person making such Company Superior Proposal, (B) the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate in good faith, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (i) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) the Company has negotiated, and directed its Representatives to negotiate, in good faith with

Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 5.4(f) and (iii) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board so long as such communication re-affirms the Company Recommendation.

(h) Any action taken or omission made by any Representative of the Company or any of its Affiliates that, if taken or made by the Company would be a breach of this Section 5.4, shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5 Parent No Solicitation.

(a) Except as expressly permitted by this Section 5.5, Parent shall, and shall cause each of its Subsidiaries to, and instruct its and their respective Representatives to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Parent Takeover Proposal and (ii) from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Parent Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Parent Takeover Proposal.

(b) Except as expressly provided by this Agreement, Parent shall not take any action to exempt any person from the restrictions on “business combinations” contained in Subchapter F of Chapter 25 of Pennsylvania Law or the Parent Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that Parent or any third party would otherwise be permitted to take pursuant to this Section 5.5 (and in such case only in accordance with the terms hereof) or (ii) if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) Parent and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which Parent or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which Parent or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Parent Takeover Proposal) and (B) Parent shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Section 5.5, if at any time from and after the date of this Agreement and prior to obtaining the Parent Stockholder Approval, Parent, directly or indirectly receives a bona fide, unsolicited written Parent Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.5 and if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then Parent and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Parent Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of Parent and its Subsidiaries, to the person that has made such Parent Takeover Proposal and its Representatives and potential sources of funding; provided that Parent shall substantially concurrently with the delivery to such person provide to the Company any non-public information concerning Parent or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to the Company and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Parent Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Parent Takeover Proposal. “Parent Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Parent than those applicable to the Company that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by Parent with any of the provisions of this Section 5.5. Notwithstanding anything to the contrary in this Agreement, (A) Parent may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Parent Takeover Proposal to be made to Parent or the Parent Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, Parent shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Parent Takeover Proposal to Parent or the Parent Board (or any committee thereof).

(d) Parent shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, the Company of any Parent Takeover Proposal received by Parent or any of its Representatives, which notice shall include the identity of the person making the Parent Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to Parent or any of its Representatives) and indicate whether Parent has furnished non-public information to, or entered into discussions or negotiations with, such third party. Parent shall keep the Company reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Parent Takeover Proposal. Parent agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits Parent from providing any information to the Company in accordance with this Section 5.5.

(e) Except as expressly permitted by this Section 5.5(e), the Parent Board shall not:

(i) (A) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Parent Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Parent Adverse Recommendation Change so long as Parent reaffirms the Parent Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Parent Takeover Proposal or fail to reaffirm the Parent Recommendation, in either case within five Business Days after a request by the Company to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Parent Takeover Proposal occurring after the receipt of the Company’s written request and (2) the Company shall be entitled to make such a written request for reaffirmation only once for each Parent Takeover Proposal and once for each material amendment to such Parent Takeover Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”); or

(ii) authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Parent Takeover Proposal (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with Section 5.5(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Stockholder Approval is obtained, after receiving a bona fide unsolicited written Parent Takeover Proposal that did not result from a material breach (or a deemed material breach) of this Section 5.5, (x) the Parent Board may make a Parent Adverse Recommendation Change if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Parent Takeover Proposal constitutes a Parent Superior Proposal and (ii) in light of such Parent Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law and/or (y) the Parent may terminate this Agreement in order to enter into a binding written agreement with respect to a Parent Superior Proposal in accordance with Section 7.1(j); provided that the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Parent Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Parent Superior Proposal) and has contemporaneously provided to the Company a copy of the Parent Superior Proposal and a copy of any written proposed transaction documents with the person making such Parent Superior Proposal, (B) Parent has negotiated in good faith with the Company during such notice period, to the extent the Company wishes to negotiate in good faith, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Parent Superior Proposal continues to constitute a Parent Superior Proposal if the revisions proposed by the Company were to be given effect, and (D) in the event of any change to any material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time Parent shall be required to comply with the requirements of this Section 5.5(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.5(e) and shall not be subject to this Section 5.5(f)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Adverse Recommendation Change in response to a Parent Intervening Event if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Parent Board to make a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Parent Adverse Recommendation Change, (i) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) Parent has negotiated, and directed its Representatives to negotiate, in good faith with the Company during such notice period after giving any such notice, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would not permit the Parent Board to make a Parent Adverse Recommendation Change pursuant to this Section 5.5(f) and (iii) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.5 shall prohibit Parent or the Parent Board from taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Parent Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Parent Board so long as such communication re-affirms the Parent Recommendation.

(h) Any action taken or omission made by any Representative of Parent or any of its Affiliates that, if taken or made by Parent would be a breach of this Section 5.5, shall be deemed to be a breach of this Section 5.5 by Parent.

Section 5.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement and in any event within 45 days after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use its respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby in accordance herewith. Parent and the Company shall each use their respective reasonable best efforts to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other applicable Laws. Each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders, as applicable, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger and the Share Issuance. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or mailing of, or amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other Party in good faith); provided, however, that the Company, in connection with a Company Adverse Recommendation Change, a Company Takeover Proposal or a Company Superior Proposal may amend or supplement the Joint Proxy

Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Company Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations; provided, further, however, that Parent, in connection with a Parent Adverse Recommendation Change, a Parent Takeover Proposal or a Parent Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Parent Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the Company or its business, financial condition or results of operations. A “Company Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Board of Directors of the Company for making such Company Adverse Recommendation Change, (iii) a factually accurate statement by the Company that describes the Company’s receipt of a Company Takeover Proposal or Company Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (iv) additional information reasonably related to the foregoing. A “Parent Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (A) a Parent Adverse Recommendation Change, (B) a statement of the reason of the Parent Board for making such Parent Adverse Recommendation Change, (C) a factually accurate statement by Parent that describes Parent’s receipt of a Parent Takeover Proposal or Parent Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (D) additional information reasonably related to the foregoing.

(b) Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. None of the Parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 or the Joint Proxy Statement/Prospectus unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Each of the Parties shall use its respective reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL, Pennsylvania Law and the rules of Nasdaq in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Company Qualifying Amendment made in compliance with this Agreement. At Parent’s request, the Company shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Parent Qualifying Amendment made in compliance with this Agreement.

(c) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies or votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Company Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of a Company Adverse Recommendation Change, through the Company Board, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(d) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, Parent shall take all action necessary in accordance with applicable Laws and Parent’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to duly give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval and not postpone or adjourn the Parent Stockholders’ Meeting without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies and votes in favor of the Share Issuance if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Parent Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Parent Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). Parent will, except in the case of a Parent Adverse Recommendation Change, through the Parent Board, recommend that its stockholders approve the Share Issuance and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date and at the same time.

(f) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date. Parent shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(g) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement, including the Form S-4 and the Joint Proxy Statement/Prospectus. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Joint Proxy Statement/Prospectus.

Section 5.7 Regulatory Approvals; Efforts; Third-Party Consents.

(a) Subject to the terms and conditions of this Agreement, prior to the Closing, Parent, Merger Sub and the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and any applicable Antitrust Laws, including the HSR Act, to consummate and make effective, as promptly as practicable after the date hereof and in any event prior to the End Date, the Mergers, including (A) preparing and filing all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, (B) satisfying the conditions to consummating the Merger, (C) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (D) taking all actions necessary to obtain (and cooperating with each other in obtaining) as promptly as practicable any consent, authorization, Order or approval of, or any exemption by, or to avoid an investigation, action, proceeding or other challenge of the legality of the transactions contemplated by this Agreement by, any Governmental Entity required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Mergers or the taking of any action contemplated by this Agreement (collectively, “Regulatory Approvals”), and (E) executing and delivering any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company and any of their respective Affiliates shall not take any action after the date of this Agreement that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period pursuant to the HSR Act, or any other Regulatory Approval necessary to consummate the transactions contemplated hereby, (ii) materially increase the risk of any Governmental Entity entering an injunction or Order prohibiting the consummation of the transactions contemplated hereby or (iii) materially increase the risk of not being able to remove any such injunction or Order on appeal or otherwise.

(b) In furtherance and not in limitation of, and in addition to, the provisions of Section 5.7(a), each Party shall file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and shall submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within 10 Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (ii) as promptly as practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Antitrust Laws, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any other Antitrust Laws. Parent and the Company shall respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters. Neither Party shall extend any waiting period under the HSR Act or other Antitrust Laws without, or enter into any agreement with the Federal Trade Commission or the United States Department of Justice or any other Governmental Entity that would restrain, delay or prevent the consummation of the transactions contemplated by this Agreement except with, the prior written consent of the other Parties (which shall not be unreasonably withheld, conditioned or delayed).

(c) Without limiting the generality of Parent’s and the Company’s undertakings pursuant to Section 5.7(a), Parent and its Affiliates shall take any and all steps and agree to any and all regulatory remedies or commitments necessary to avoid or eliminate each and every impediment under any applicable Antitrust Laws that may be asserted by any Governmental Entity so as to enable the Parties to close the Merger as promptly as practicable, and in any event prior to the End Date. Notwithstanding the foregoing or anything to the contrary herein, with respect to any impediment under any applicable Antitrust Law that may be asserted by the People’s Republic of China or any of its related Governmental Entities, none of Parent and its Affiliates shall be required to take any steps or agree to (and the Company and its Affiliates shall not without Parent’s prior written consent take any steps or agree to) any regulatory remedies or commitments relating to any Non-Overlap Business (as defined below) to sell, divest, license, hold separate, or otherwise dispose of any assets, material Intellectual Property, licenses, product lines, operations or businesses (including any that are used in or a component of any Non-Overlap Business). “Non-Overlap Business” means any business or operations of a Party or any of its Subsidiaries, but excluding any business or operations of a Party or any of its Subsidiaries to the extent it competes in China with any business or operations of the other Party or any of its Subsidiaries.

(d) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required Regulatory Approvals undertaken or in the defending of any lawsuits or legal proceedings challenging the consummation of the Merger pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each Party shall (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable under Section 5.7(a) and Section 5.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any lawsuits or legal proceedings in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 5.7(a) and Section 5.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other Party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party seeking to delay or prevent the consummation of the Merger, with respect to such party, and to the extent not prohibited by the Governmental Entity or applicable Law, give the other Party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or third party with respect to this Agreement and the Merger and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns, and the Parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.7(d) as “counsel only” or, as appropriate, as “outside counsel only.”

(e) Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith to jointly develop a strategy for obtaining all necessary Regulatory Approvals; provided that each Party shall, in good faith, take into consideration the other Party’s view regarding the strategies including, to the extent practicable and permitted by applicable Law, advance notice, discussion and consideration of any suggestions or comments of the other Party, prior to any material interaction with any Governmental Entity in connection with a Regulatory Approval; provided, further, that, in the event of any disagreement between Parent and the Company with respect to the strategy for obtaining all necessary Regulatory Approvals, the decisions and strategies of Parent shall control and the Company shall cooperate in good faith to implement Parent’s chosen strategy.

(f) Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to obtain, and the other Party shall use its reasonable best efforts to cooperate with the requesting Party to obtain, any third-party consent or approval (other than the Regulatory Approvals) (collectively, “Third-Party Consents”) that are necessary or desirable for consummation of the transactions contemplated by this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) none of the Company and its Subsidiaries nor Parent and its Subsidiaries shall be obligated to obtain any Third-Party Consents, or pay any fees in connection therewith, pursuant to this Agreement and (ii) the conditions to the obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger set forth in Section 6.3 and Section 6.2, respectively, shall not be deemed to include the obtaining of any Third-Party Consents.

(g) In the event Parent or the Company obtains knowledge of the other party having breached any covenant or agreement contained in this Section 5.7, or becomes aware of any actions of failure to act on the part of the other party that they believe could constitute a breach of any covenant or agreement contained in this Section 5.7, then Parent or the Company, as applicable, shall promptly send written notice to the other party of such breach or such action or failure to act.

Section 5.8 Takeover Statutes. If any Takeover Laws may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Parties and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate or minimize the effects of any Takeover Law on the transactions contemplated hereby.

Section 5.9 Public Announcements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other before issuing any press release or public statement with respect to the Mergers or the transactions contemplated thereby and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to obtaining the consent of the other Party. Parent and the Company agree to issue a materially acceptable initial joint press release announcing this Agreement.

Section 5.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees (or their functional equivalent), as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Mergers and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and Surviving Corporation shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (to the extent and for so long as such entities remain in existence following the Effective Time) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees (or their functional equivalent) in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees (or their functional equivalent) of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) The Surviving Corporation shall, and Parent shall cause Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee (or their functional equivalent) of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened written claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the First Step Surviving Corporation and Surviving Company shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, and the Surviving Corporation shall maintain in effect, the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries as of the Effective Time (the “D&O Insurance”) or provide substitute policies for the Company, its Subsidiaries and the persons who are covered by the D&O Insurance, in either case, with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided, however, that Parent shall not be required to pay annual premiums in excess of 350% of the last aggregate annual premium paid by the Company for the D&O Insurance (the “Maximum Amount”); provided, further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Amount, Parent shall cause the Surviving Corporation to obtain, and the Surviving Corporation shall obtain, the best coverage available for a cost not exceeding the Maximum Amount. In lieu thereof, at or prior to the Effective Time, (i) the Company may, in its sole discretion, or (ii) Parent may, in each case, at Parent’s cost, purchase directors’ and officers’ liability and fiduciary liability “tail” insurance with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance, and that is otherwise reasonably satisfactory to the Company, with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided that in no event shall the cost of such “tail” insurance, if purchased by the Company, exceed the Maximum Amount and, if such “tail” insurance is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10 and (ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent, the Surviving Corporation and their respective successors and assigns.

(g) In the event the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the First Step Surviving Corporation assume, succeed to and are bound by the obligations set forth in this Section 5.10.

Section 5.11 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Transaction Litigation. The Company shall promptly notify Parent of any stockholder litigation or other Action arising from this Agreement or the Merger that is brought against the Company or members of the Company Board or any officer of the Company (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent (a) the opportunity to review and comment on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, and (b) the opportunity to consult on any settlement, understanding or other agreement with respect to any Transaction Litigation. In no event shall any settlement with respect to Transaction Litigation be agreed, or offered, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 5.14 Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.15 Company Indebtedness.

(a) The Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent and Merger Sub no later than three Business Days prior to the Closing Date a payoff letter (i) with respect to that certain Credit Agreement, dated as of November 7, 2016 (as amended, restated, supplemented, refinanced, renewed, replaced, extended or otherwise modified from time to time, the “Company Credit Agreement”), by and among the Company, as borrower, the financial institutions and other parties thereto from time to time, and Barclays Bank PLC, as administrative agent, to the extent requested by Parent, and (ii) with respect to any other third-party indebtedness for borrowed money of the Company or any of its Subsidiaries, individually, in excess of $10,000,000 (in terms of aggregate facility-size), to the extent requested by Parent in a written notice delivered to the Company no later than 30 days prior to the Closing Date (any such indebtedness specified in writing pursuant to this clause (ii), the “Additional Indebtedness” and the date the Company receives any such specified written notice with respect to any Additional Indebtedness, the “Additional Indebtedness Date”) ((i) and (ii), collectively, the “Closing Date Indebtedness”) providing for (A) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the Closing Date, but excluding any obligations that are expressly provided to survive termination) under the definitive documentation governing the Closing Date Indebtedness (the “Company Credit Documents”), (B) the termination of the Company Credit Documents, and (C) the release of all Liens, if applicable, held pursuant to the Company Credit Documents (collectively, the “Company Indebtedness Payoff”), in form and substance customary for transactions of the type contemplated by this Agreement; provided that (A) in no event shall this Section 5.15(a) (x) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff, (B) the definition of “Closing Date Indebtedness” shall not include Additional Indebtedness (and such Indebtedness shall not be required to be repaid and/or terminated, none of the related Liens and/or guarantees shall be required to be released or terminated and no notices of prepayment submitted) or subject to this Section 5.15 to the extent such Additional Indebtedness requires prior notice of prepayment or termination to be delivered and the time between the Additional Indebtedness Date and the Closing Date does not allow for such notice to be practically delivered or any such notice is irrevocable and the prepayment or termination contemplated thereby cannot be made subject to the occurrence of the Closing, (C) any payoff letter with respect to any Additional Indebtedness shall be in form and substance customary for such type of Additional Indebtedness and (D) notwithstanding anything to the contrary contained in this Section 5.15, the Company and its Subsidiaries shall not be required to take any action with respect to any Additional Indebtedness that, in the good faith determination of the Company, is not administratively feasible or would be unreasonably administratively burdensome to the Company and its Subsidiaries or would unreasonably interfere with the conduct of the Company’s business in any material respect.

(b) Subject to the limitations set forth in Section 5.15(a), to the extent requested by Parent and to the extent applicable, the Company and its Subsidiaries shall use reasonable best efforts to deliver notices of prepayment within the time periods required by the relevant Company Credit Documents governing any Closing Date Indebtedness and obtain customary Lien terminations and instruments of discharge to be delivered at the Closing with respect to any such Closing Date Indebtedness; provided that in no event shall this Section 5.15(b) (i) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (ii) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff.

(c) Parent shall cause the Company Indebtedness Payoff to occur on the Closing Date, subject to the occurrence of the Closing.

Section 5.16 Employee Matters.

(a) For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), each employee of the Company or its Subsidiaries who remains employed by Parent or its Affiliates (each, a “Continuing Employee”) shall receive from Parent (or its applicable Affiliate) (i) at least the same base salary that was provided to such Continuing Employee immediately prior to the Closing Date; (ii) target total direct compensation (i.e., base salary, target annual bonus opportunity, and long-term equity incentive opportunity) that is at least as favorable in the aggregate as the target total direct compensation in effect for such Continuing Employee immediately prior to the Closing Date; and (iii) other compensation and employee benefits (excluding those contemplated by clauses (i) and (ii), defined benefit pension, nonqualified deferred compensation, post-termination or retiree health or welfare, and severance (which is covered in Section 5.16(b))) that are substantially as favorable in the aggregate as the compensation and benefits provided to similarly situated employees of Parent or its Affiliates or, if more favorable, provided to such Continuing Employee by the Company under the Company Benefit Plans or otherwise under any applicable collective bargaining agreement or other labor-related agreement or arrangement applicable to such Continuing Employee immediately prior to the Closing Date.

(b) Any Continuing Employee whose employment is terminated other than for cause during the Continuation Period shall be entitled to receive the severance payments and benefits that Parent provides to similarly situated employees of Parent or its Affiliates or, if more favorable, such Continuing Employee would have been entitled to receive from the Company and its Affiliates under its applicable written severance plans and policies as in effect immediately prior to the Closing and that are scheduled on Section 5.16(b) of the Company Disclosure Letter, subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C); provided that, to the extent such Continuing Employee holds Converted RSUs, such Converted RSUs shall vest in accordance with the terms of Section 2.5(c) or, if more favorable, and subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C), the terms of any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(c) Each individual who is employed by the Company or any of its Affiliates as of immediately prior to the Closing and is a participant in a cash bonus or short-term incentive program maintained by the Company or any of its Affiliates for the year in which the Closing occurs shall be eligible to receive a cash bonus based on the higher of the target level achievement and actual level of achievement of the applicable performance criteria in effect immediately prior to the Closing, determined immediately prior to the Closing by the Compensation Committee of the Company Board in its reasonable discretion based on its assessment of such performance criteria, which bonus shall be pro-rated based on the number of days in the applicable performance period that have elapsed as of the Closing. Any such bonus shall be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date (in each case, unless prohibited by Section 409A of the Code, in which case, it shall be paid on the earliest date permitted by Section 409A of the Code). Following the Closing, Continuing Employees will be eligible to participate in Parent’s cash bonus or short-term incentive programs on a pro-rated basis for the remainder of Parent’s fiscal year in which the Closing occurs.

(d) Parent shall, and shall cause any of its applicable Affiliates to (i) waive all limitations as to any preexisting condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Benefit Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent or any of its Affiliates. As of the Closing, Parent shall, or shall cause its applicable Affiliates to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Closing, in each case, insofar as not prohibited by applicable Law. In addition, as of the Closing, Parent shall, and shall cause its applicable Affiliates to give Continuing Employees full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit and compensation plans or arrangements (including for purposes of vacation and severance but excluding for any purpose benefits under defined benefit plans, nonqualified deferred compensation, post-termination or retiree medical plans or frozen or grandfathered benefit plans) maintained by Parent or its applicable Affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Benefit Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits.

(e) Notwithstanding anything to the contrary contained herein, from and after the Closing Date, Parent shall cause the Company to honor, in accordance with their terms without giving effect to any amendments thereto after the Closing Date, all payments, benefits and obligations under any employment, change in control and severance plans, agreements and arrangements of the Company and its Affiliates that are set forth on Section 5.16(e) of the Company Disclosure Letter.

(f) The occurrence of the Closing shall be deemed to be a change in control (or a similar term) under all Company Benefit Plans.

(g) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries (the “Company Qualified Plans”) and any Company Benefit Plan listed on Section 5.16(g) of the Company Disclosure Letter, unless Parent provides written notice to the Company that such Company Benefit Plan(s) shall not be terminated at least 10 Business Days prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to vest all account balances in the terminated Company Qualified Plans and permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, (i) the Continuing Employees shall be eligible to participate in a Parent Qualified Plan as soon as practicable following the Closing Date and (ii) the Company shall provide Parent evidence that the Company Qualified Plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. The Company and Parent shall use their respective reasonable best efforts to take whatever actions are needed to cause each Continuing Employee to be immediately eligible, as of the Closing Date, to receive matching contributions consistent with the plan terms under the tax-qualified defined contribution plan in which such Continuing Employee is eligible to participate from and after the Closing, and provided that, and subject to compliance with applicable Law, the total matching contributions payable to a Continuing Employee for the calendar year in which the Closing Date occurs shall not exceed the maximum amount of matching contributions that such Continuing Employee otherwise could have received from the Company had such Continuing Employee been participating in such tax-qualified deferred contribution plan for the full calendar year.

(h) Effective as of the Closing, the Company shall pay to each “exempt” employee (within the meaning of the Fair Labor Standards Act, as amended) located in North America an amount equal to such employee’s accrued or credited but unused vacation time. To the extent not paid at the Closing, Parent shall cause such amounts to be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date.

(i) Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.16 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Company or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 5.16, require Parent, the Company or any of their respective Subsidiaries to continue any Company Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third-party beneficiary rights in any person, including any Continuing Employee of the Company or its Subsidiaries; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(j) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, comply with any notice or consultation requirement under any collective bargaining agreement, works council agreement or similar labor-related agreement with respect to the Mergers.

Section 5.17 Financing.

(a) Financing. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Financing on or before the Closing Date on the terms and conditions described in the Financing Commitments (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.17(f)), including by:

(i) complying with, maintaining in effect and enforcing the Financing Commitments (and, in the case of the Debt Financing Commitment, once entered into, the Financing Agreements with respect thereto);

(ii) negotiating Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of Section 5.17(f);

(iii) satisfying on a timely basis (or obtaining the waiver of) all conditions applicable to the Financing in the Financing Commitments (and, in the case of the Debt Financing Commitment, any Financing Agreements with respect thereto), in each case, that are within the control of Parent or any of its Subsidiaries; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Commitment Parties in accordance with the Financing Commitments that prevents, impedes or delays the Closing, enforcing its rights under the Financing Commitments (and, in the case of the Debt Financing Commitment, any Financing Agreements with respect thereto).

(b) Company Support.

(i) Prior to the Closing Date, the Company will, and will cause its Subsidiaries to, use reasonable best efforts, and will use reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts, in each case, to provide Parent and its Subsidiaries with all cooperation reasonably requested in writing by Parent to assist it in causing the conditions set forth in the Financing Commitment to be satisfied or as is otherwise reasonably requested in writing by Parent in connection with the Financing and/or any permitted replacement, or amended, modified or alternative, financing (including, solely for purposes of this Section 5.17(b), one or more debt or capital markets (including private placement) financings, including any issuance of equity, equity-linked securities or securities that are not equity-linked, to be issued or incurred in addition to or in lieu of the financing contemplated by the Debt Commitment Letter or pursuant to any “market flex” or securities demand provisions of the Fee Letters) (it being understood that any such financing shall constitute “Financing” for purposes of this Section 5.17, including:

(A) causing its management team, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including with the Company’s auditors), drafting sessions and sessions with lenders, investors and rating agencies, in each case in connection with the Financing and at times and locations mutually agreed and reasonably coordinated in advance (it being understood that any such meetings, presentations, road shows and sessions may be by conference call or video conference);

(B) reasonably cooperating with the syndication and marketing efforts of Parent and its Financing Sources in connection with the Financing, including assisting Parent and any Financing Sources with the preparation of appropriate and customary materials for rating agency presentations (and assisting in the obtaining of corporate credit and corporate family ratings from any ratings agencies), bank information memoranda, road show materials, offering memoranda, prospectuses, registration statements and other customary marketing materials required in connection with the Financing; provided that any such documents in relation to securities shall not be issued by the Company or any of its Subsidiaries; provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Financing shall reflect the Surviving Corporation and/or their Subsidiaries as the obligors;

(C) assisting Parent in connection with the preparation and registration of any pledge and security documents or other documents relating to the pledge of collateral, indentures, supplemental indentures, currency or interest rate hedging agreements, credit agreements and other definitive financing documents as may be reasonably requested in writing by Parent or the Financing Sources (including using reasonable best efforts to facilitate obtaining from the Company’s auditors consents of such auditors for use of their reports in any materials relating to the Financing and comfort letters from such auditors, in each case as reasonably requested in writing by Parent or the Financing Sources), and otherwise reasonably facilitating the pledging of collateral, including using reasonable best efforts to arrange for the delivery of stock certificates of the Company’s Subsidiaries (if applicable), and the granting of security interests in respect of the Financing, it being understood that such documents will not take effect until the Closing Date;

(D) to the extent required in connection with the Financing, furnishing Parent, as promptly as practicable following Parent’s request in writing, with (1) (x) the financial statements of the Company and its Subsidiaries set forth in clauses (1) and (2) of paragraph 5 of Exhibit D of the Debt Commitment Letter and (y) to the extent reasonably available to the Company, the historical financial information regarding the Company and its Subsidiaries necessary to permit Parent to satisfy the condition set forth in clause (3) of paragraph 5 of Exhibit D of the Debt Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Debt Financing Commitment in effect on the date hereof), (2) (x) all other historical financial statements, historical financial data and related audit reports of the Company’s auditors for the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and (y) all other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-K promulgated by the SEC, in each case, for a registered public offering of securities (whether equity, equity-linked securities or securities that are not equity-linked) on Form S-3 or a private placement of debt securities under Rule 144 promulgated under the Securities Act, by Parent to finance an acquisition of the Company and its Subsidiaries, in each case to the extent reasonably available to the Company, (3) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent (x) to the extent that such information is of the type and form customarily included in a prospectus, registration statement or offering memorandum for the issuance of securities (whether equity, equity-linked securities or securities that are not equity-linked) pursuant to a registration statement filed with the SEC, an offering pursuant to Rule 144A promulgated under the Securities Act or an offering pursuant to some other exemption under the Securities Act, including historical financial statements of the Company necessary to prepare pro forma financial statements for historical periods, or (y) is otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver, subject to completion of customary procedures, upon the “pricing” of any securities (whether equity, equity-linked securities or securities that are not equity-linked), and the closing of the offering thereof with respect to the historical financial information of the Company and its Subsidiaries to be included in such prospectus, registration statement or offering memorandum, and (4) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as is necessary or customary and as may be reasonably requested in writing by Parent for use in connection with any confidential information memorandum and any bank presentation used for the syndication of the Debt Financing or other Financing (it being understood that for purposes of this Section 5.17(b)(i), Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of any pro forma financial statements and any other pro forma information, including any pro forma adjustments) (all such information and documents in clauses (1)(x), (2)(x) and (3)(y) of this Section 5.17(b)(i)(D), but other than any Excluded Information, the “Required Financial Information”);

(E) no less than three Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested in writing by the Financing Sources at least 10 Business Days prior to the Closing Date and that is required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001;

(F) as promptly as reasonably practical following Parent’s request in writing, furnishing Parent and the Financing Sources with such information as may be reasonably necessary for the Required Financial Information to remain Compliant;

(G) delivery of customary authorization letters that authorize a distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities (provided that the Company shall be provided with a reasonable opportunity to review and comment on the disclosure with respect to the Company and its Subsidiaries contained in such confidential information memorandum); and

(H) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested in writing by Parent or any of its Subsidiaries and necessary and customary to permit the consummation of the Financing.

(ii) Notwithstanding the provisions of Section 5.17(b)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to: (A) waive or amend any terms of this Agreement or agree to pay any fees, reimburse any expenses or incur any other liability in connection with the Financing prior to the Closing Date unless it has received prior reimbursement or is otherwise indemnified by Parent in accordance with Section 5.17(e) hereof; (B) require the Company or any of its Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize the Financing unless Parent shall have determined that such directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing or enter into any definitive agreement, certificate, instrument or other document (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G) the effectiveness of which is not conditioned on the Closing Date; (C) give any indemnities that are effective prior to the Closing Date; (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries; (E) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any obligation of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries; (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party; (G) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate (unless such breach or inaccuracy is waived by Parent); (H) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (I) require the Company or any of its Subsidiaries or any of their Representatives to deliver any legal opinions or reliance letters (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G)); (J) file or furnish any reports or information with the SEC in connection with the Financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations; (K) prepare or provide any Excluded Information; or (L) change any fiscal period or accelerate the Company’s preparation of its SEC reports or financial statements to align with Parent’s fiscal periods. No person who is a director of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by any Pre-Closing Director of the Debt Financing.

(iii) The Company will be deemed to be in compliance with Section 5.17(b)(i) and Section 5.15 unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 5.17(b)(i) or Section 5.15, (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 5.17(b)(i) or Section 5.15) and (C) the Company fails to take the actions specified on such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice.

(c) Use of Logos. The Company hereby consents to the use of all logos of the Company or any of its Subsidiaries in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Financing.

(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent or any of its Subsidiaries will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(e) Company Reimbursement and Indemnification.

(i) Upon request by the Company, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by the Company or any of its Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15.

(ii) Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15 and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

(f) Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Financing Commitments, in each case, without the prior written consent of the Company if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Financing below the amount required to consummate the Merger (taking into account other sources of funding (other than cash of the Company and its Subsidiaries)), (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, in each case, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing, or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its or their rights against the other parties to the Financing Commitments; it being understood that notwithstanding the foregoing, Parent and its Subsidiaries may (1) consent to, replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, (2) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing, and/or (3) terminate or reduce the aggregate amount of the commitments under the Financing Commitments (and enter into any amendments, modifications of supplements of the Financing Commitments in connection therewith) if Parent and its Subsidiaries have a sufficient amount of available cash on hand from other sources (other than cash of the Company and its Subsidiaries) to make the representation set forth in Section 4.28 (as though made at the time of the effectuation of such amendment, supplement or modification). Promptly following any amendment, supplement, modification, replacement, termination, reduction or waiver of the Financing Commitments in accordance with this Section 5.17(f), Parent shall deliver a copy thereof to the Company and (x) references herein to the “Investment Agreement,” “Debt Commitment Letter,” “Fee Letters,” and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f), and (y) references to “Equity Financing” or “Debt Financing”, as applicable, shall include the financing contemplated by the Investment Agreement or Debt Financing Commitment, as applicable, as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f).

(g) Parent shall (i) give the Company prompt written notice of any default or material breach by any party of any of the Financing Commitments (or, in the case of the Debt Financing Commitment, Financing Agreements related thereto) or any termination or threatened termination thereof of which Parent or Merger Sub has or have knowledge and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing.

(h) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing.

(i) Notwithstanding anything to the contrary contained herein, neither Parent nor any Affiliate of Parent may engage either Company Financial Advisor or any of their respective Affiliates to provide any portion of the Financing or to be any Financing Source of the Financing without the prior written consent of the Company, which may be withheld in the Company’s sole discretion.

Section 5.18 Merger Sub; Parent Vote.

(a) During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

Section 5.19 Subsidiary Director and Officer Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director (or similar position) or officer of each Subsidiary of the Company, in each case, conditioned and effective upon the Effective Time; provided, however, that any such resignation by an officer shall not require or be considered to be a termination of employment from the Company or any of its Subsidiaries and shall not waive any rights or entitlements that such officers may have as employees under the CIC Plan or otherwise.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The Company Stockholder Approval and (ii) the Parent Stockholder Approval shall have been obtained.

(b) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Listing Approval. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case, that prohibits the consummation of the Merger.

(e) Regulatory Approval. Any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case relating to the transactions contemplated by this Agreement under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.23 and Section 4.25 shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the other representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except with respect to this clause (ii) where the failure of such representations and warranties to be so true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time;

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(d) Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the First Merger. The obligation of Parent to effect the First Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1 (other than the second sentence of Section 3.1(b)), Section 3.2 (other than Section 3.2(a)), Section 3.3(a), Section 3.23 and Section 3.25 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time (without giving any effect to (A) any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.17, but for which Parent failed to deliver a Non-Cooperation Notice in accordance with Section 5.17 or (B) subclause (b) in the proviso to Section 5.1(b)(viii), which shall be disregarded for purposes of this Section 6.3(b));

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(d) Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s Willful and Material Breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to 5:00 p.m., Eastern time, on the date that is the nine (9) month anniversary of the date of this Agreement (the “Original End Date”); provided that if on the Original End Date the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, then such date shall automatically be extended, without any action on the part of any Party, to the twelve (12) month anniversary of the date of this Agreement (the “First Extended End Date”); provided that, if on the First Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the First Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to the fifteen (15) month anniversary of the date of this Agreement (the “Second Extended End Date”); provided that, if on the Second Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Second Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to the eighteen (18) month anniversary of the date of this Agreement (the “Third Extended End Date”) (the Original End Date, as such date may be extended to the First Extended End Date, the Second Extended End Date and the Third Extended End Date, as applicable, the “End Date”); provided that if the conditions to Closing set forth in Article VI are satisfied prior to the End Date (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on Closing Date), neither Parent nor the Company may terminate this Agreement pursuant to this Section 7.1(b) until the date that is 10 Business Days after the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall have resulted from a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with Section 5.7; provided, further, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was primarily due to a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by either the Company or Parent, if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its or their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within 30 days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within 30 days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

(h) by Parent, prior to receipt of the Company Stockholder Approval, in the event of a Company Adverse Recommendation Change;

(i) by the Company, prior to receipt of the Parent Stockholder Approval, in the event of a Parent Adverse Recommendation Change;

(j) by Parent, at any time prior to receipt of the Parent Stockholder Approval, in order to enter into an agreement with respect to a Parent Superior Proposal pursuant to Section 5.5; provided, however, that Parent shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination Parent pays, or causes to be paid, the Parent Termination Fee as provided in Section 7.3; provided, further, that Parent has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Parent Superior Proposal) with the provisions of Section 5.5 and Section 5.6; or

(k) by the Company, at any time prior to receipt of the Company Stockholder Approval, in order to enter into an agreement with respect to a Company Superior Proposal pursuant to Section 5.4; provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee as provided in Section 7.3; provided, further, that the Company has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Company Superior Proposal) with the provisions of Section 5.4 and Section 5.6.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in the Confidentiality Agreement and the provisions of this Section 7.2 and Section 7.3, and liability arising out of or the result of, fraud or any Willful and Material Breach of any covenant or agreement or Willful and Material Breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved Party shall not be limited to Expense Payments or any fee payable pursuant to Section 7.3 and shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fee; Expenses.

(a) If this Agreement is terminated:

(i) by Parent pursuant to Section 7.1(h) in the event of a Company Adverse Recommendation Change;

(ii) by the Company pursuant to Section 7.1(k); or

(iii) (A) by the Company or Parent pursuant to Section 7.1(d), (B) if a Company Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Company Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Company Takeover Proposal with a third party;

then the Company shall pay to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), within two Business Days of such termination, or in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Company Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(a), each reference to “15%” in the definition of “Company Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(b) If this Agreement is terminated:

(i) by the Company pursuant to Section 7.1(i) in the event of a Parent Adverse Recommendation Change;

(ii) by Parent pursuant to Section 7.1(j); or

(iii) (A) by the Company or Parent pursuant to Section 7.1(e), (B) if a Parent Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Parent Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Parent Takeover Proposal with a third party;

then Parent shall pay to the Company the Parent Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds in the case of clause (i), within two Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Parent Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(b), each reference to “15%” in the definition of “Parent Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(c) If this Agreement is terminated:

(i) (A) by Parent or the Company pursuant to (x) Section 7.1(b) if, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related only to the approval under an Antitrust Law of a Chinese Governmental Entity and no other Antitrust Law or other Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on, shall have been satisfied or waived, on the date of such termination), or (y) Section 7.1(c) (solely to the extent an injunction shall have been entered by a Chinese Governmental Entity (and no other Governmental Entity) pursuant to an Antitrust Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable), and (B) the Company has complied, in all material respects, with its covenants and agreements set forth in Section 5.7 (without giving any effect to any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.7, but failed to provide prompt notice in accordance with Section 5.7);

then Parent shall pay to the Company the Parent China Regulatory Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days of such termination.

(d) Expense Payments.

(i) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d), the Company shall pay Parent $25,000,000 as payment for Parent’s costs and expenses in connection with this Agreement (the “Parent Expense Payment”) by wire transfer (to an account designated in writing by Parent) in immediately available funds within two Business Days after such termination.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(e), Parent shall pay the Company $25,000,000 as payment for the Company’s costs and expenses in connection with this Agreement (the “Company Expense Payment,” and together with the Parent Expense Payment, the “Expense Payments”) by wire transfer (to an account designated in writing by the Company) in immediately available funds within two Business Days after such termination.

(e) “Parent Termination Fee” shall be an amount equal to $337,700,000. “Parent China Regulatory Termination Fee” shall be an amount equal to $500,000,000. “Company Termination Fee” shall be an amount equal to $108,800,000.

(f) The payment of the Parent Termination Fee, the Parent China Regulatory Termination Fee, the Company Termination Fee, as applicable (in each case, a “Termination Fee Payment”) and the Expense Payments shall be compensation and liquidated damages for the loss suffered by the Company or Parent, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of such Termination Fee Payment or Expense Payment, except in the case of fraud or a Willful and Material Breach. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee Payment shall become due and payable in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, from and after such termination and payment of the Termination Fee Payment pursuant to and in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c), or Section 7.3(d), as applicable, the paying Party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, except in the case of fraud or a Willful and Material Breach. Each of the Parties acknowledges that the Termination Fee Payment and Expense Payments are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such Termination Fee Payment and/or Expense Payment is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any Party be entitled to more than one payment of the Termination Fee Payment in connection with a termination of this Agreement pursuant to which the Termination Fee Payment is payable, and if the Termination Fee Payment is payable at such time as the receiving Party has already received payment or concurrently receives payment from the paying Party in respect of the Parent Expense Payment or the Company Expense Payment, as applicable, the amount of such Parent Expense Payment or the Company Expense Payment actually received by Parent or the Company, as applicable, shall be deducted from the Termination Fee Payment due and payable to such Party. Without limiting Section 8.13, the Parent Termination Fee and the Parent China Regulatory Termination Fee shall be the sole and exclusive remedies of the Company against the Financing Sources under this Agreement or in connection with the transactions contemplated hereby.

(g) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if a Party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then such Party shall reimburse the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or which otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties, it being understood and agreed that all Parties hereto need not sign the same counterpart. Until and unless each Party has received a counterpart hereof signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (“Relevant Matters”), shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding anything herein to the contrary, each of the Parties agrees that any right or obligation with respect to any Financing Source in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company seeking to cause Parent to comply with its obligations pursuant to Section 5.17(a)) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree that no Party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns or any other Relevant Matter, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement or any other Relevant Matter in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or any other Relevant Matter, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each of the Parties agrees that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER RELEVANT MATTER (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the Party to be notified; (b) when received when sent by email by the Party to be notified; provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving Party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 8.7 or (c) when delivered by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or Merger Sub:

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

Email:         Chuck.Mattera@II-VI.com

Attention:    Vincent D. Mattera, Jr., Chief Executive Officer

with copies to (which shall not constitute notice):

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

Email:         JoAnne.Schwendinger@II-VI.com

Attention:   Jo Anne Schwendinger, Chief Legal and Compliance Officer and Secretary

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Email:         ajnussbaum@wlrk.com

                    klcain@wlrk.com

Attention:   Andrew J. Nussbaum

                    Karessa L. Cain

To the Company:

Coherent, Inc.

5100 Patrick Henry Drive

Santa Clara, CA 95054

Email: kevin.palatnik@coherent.com

            bret.dimarco@coherent.com

Attention: Kevin Palatnik

                  Bret DiMarco

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, CA 94301

Email:         mike.ringler@skadden.com

                     sonia.nijjar@skadden.com

Attention:    Michael S. Ringler

                    Sonia K. Nijjar

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Any Party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.7, any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties; provided, however, that Parent may assign its rights under this Agreement to the Financing Sources as collateral security. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term, covenant, restriction or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement, together with the exhibits hereto, schedules hereto and the Confidentiality Agreement, constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or among any of them, with respect to the subject matter hereof and thereof, and, subject to Section 8.13, this Agreement is not intended to grant standing to any person other than the Parties.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative of each of the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11 and Section 8.13 may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries; Liability of Financing Sources. Each of Parent, Merger Sub and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, other than:

(a) after the Effective Time, with respect to the provisions of Section 5.10, which shall inure to the benefit of the persons or entities benefitting therefrom who are intended to be third-party beneficiaries thereof;

(b) after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement; and

(c) after the Effective Time, the rights of the holders of Company RSUs to receive the Converted RSUs, as contemplated by the applicable provisions of Section 2.5, in accordance with the terms and conditions of this Agreement;

provided that the Financing Sources shall be express third-party beneficiaries of Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, Section 8.11 and this Section 8.13, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. Notwithstanding anything to the contrary contained herein, the Company agrees (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) that (i) it shall not have any rights or claims against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, (ii) it will not bring or support any suit, action or proceeding against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and (iii) no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby; provided that following consummation of the Merger, the foregoing will not limit the rights of the parties to any Financing Agreement. Nothing in this Section 8.13 shall in any way limit or qualify the obligations and liabilities of the parties to the Financing Commitments to each other or in connection therewith.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 25, 2021, unless the context requires otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this

Agreement must be construed as if it is drafted by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Letter.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

(ii) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other antitrust or other competition Laws of jurisdictions other than the United States and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and any investment laws relating to foreign ownership and all investment laws relating to foreign ownership.

(iii) “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to be closed.

(iv) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(v) “Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA) and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(vi) “Company COVID Action” means any reasonable action taken or omitted to be taken after the date of this Agreement that the Company reasonably determines to be necessary or prudent for the Company or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of the Company’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of the Company and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(vii) “Company Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board or those individuals listed on Section 8.15(a) of the Company Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments or changes that involve or relate to a Company Takeover Proposal (which matters shall be addressed by and subject to Section 5.4(b)); or (B) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(viii) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing (an “Effect”) that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that the term Company Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A) changes after the date of this Agreement in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which the Company and its Subsidiaries operate;

(B) any changes or developments generally in the industries in which the Company or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 3.3(a) or Section 3.3(c)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D) any taking of any action or failure to take an action at the request of Parent or its Affiliates or which is required by the terms of this Agreement;

(E) changes in applicable Law, GAAP or accounting standards;

(F) floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G) national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the date of this Agreement;

(H) any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement;

(I) any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J) failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries are expected to operate from and after the Closing.

(ix) “Company RSU” means a restricted stock unit covering shares of Company Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(x) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that did not result from a material breach (or a deemed material breach) of Section 5.4, (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets or revenues of the Company and its Subsidiaries, taken as a whole, (C) that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, and (D) that the Company Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the transaction contemplated by this Agreement.

(xi) “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xii) “Compliant” means, with respect to the Required Financial Information, that: (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and/or its Subsidiaries, or omit to state any material fact regarding the Company and/or its Subsidiaries necessary in order to make such Required Financial Information not misleading in light of the circumstances under which they were made; and (ii) with respect to any financial statements required to be delivered pursuant to the definition of Required Financial Information, (a) the Company’s independent auditors shall not have withdrawn any audit opinion with respect to any such audited financial statements (unless a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm) and (b) the Company shall not have been informed by its independent auditors that it is required to restate, and the Company has not restated, any financial statements required to be delivered pursuant to the definition of Required Financial Information (and is not actively considering any such restatements); provided that such Required Financial Information shall be deemed Compliant if and when (x) any such restatement has been completed by the Company and updated financial statements delivered pursuant to the delivery of the Required Financial Information or (y) the Company’s independent auditors inform the Company that no such restatement is needed.

(xiii) “Contract” means, with respect to a person, any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written, that is binding on such person under applicable Law.

(xiv) “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA or (C) under Sections 412, 430 or 4971 of the Code.

(xv) “COVID-19” means SARS-CoV-2 or COVID-19, and all evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

(xvi) “COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order or directive by any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

(xvii) “Debt Financing Sources” means the persons (other than Parent or any Affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with any of the Debt Financing and any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the Debt Financing (including, but not limited to, the Debt Commitment Parties), together with their current and future Affiliates and their and such Affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in any of the Debt Financing and their successors and assigns.

(xviii) “Director RSU” means a Company RSU granted to a non-employee member of the Company Board.

(xix) “Environmental Law” means any Law in effect prior to or as of the date hereof relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or that prohibits, regulates or controls any Hazardous Material or any products containing any Hazardous Material, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment, the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances, the Administrative Measures on the Control of Pollution Caused by Electronic Information Products, and the European Commission Regulation 1907/2006, and analogous foreign, provincial, state and local Laws.

(xx) “Equity Financing Sources” means the persons (other than Parent or any Affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with the Equity Financing and any joinder agreements or other definitive agreements entered into pursuant thereto or relating thereto (including, but not limited to, the Investor), together with their current and future Affiliates and their and such Affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in the Equity Financing and their successors and assigns.

(xxi) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xxii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxiii) “ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated as of February 28, 2012.

(xxiv) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

(xxv) “Exchange Ratio” means 0.91 share of Parent Common Stock.

(xxvi) “Excluded Information” means (A) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except information if any of such persons will remain officers, directors or managers after consummation of the Merger), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Merger and such transactions will continue in place after consummation of the Merger) or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC and except any information relating to persons who will remain officers, directors or managers after consummation of the Merger), (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or in any “description of notes” or “description of other indebtedness” section, or other information customarily provided by the Financing Sources or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (F) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (G) information that is not available to the Company without undue effort or expense and (H) in addition, in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

(xxvii) “Financing Agreement” means any credit agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Debt Financing.

(xxviii) “Financing Sources” means the Debt Financing Sources and Equity Financing Sources.

(xxix) “Finisar Convertible Notes” means the 0.50% Convertible Senior Notes due 2036 of Finisar Corporation, a Delaware corporation and Subsidiary of Parent.

(xxx) “Government Contract” means any prime contract, subcontract, blanket purchase agreement, reseller agreement, task, purchase, or delivery order that is (a) between the Company and the U.S. Government or any Governmental Entity or (b) entered into by the Company as a subcontractor (at any tier) to provide supplies or services in connection with a Contract between another entity and a Governmental Entity.

(xxxi) “Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter for which liability or standards of conduct may be imposed, or which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by, or otherwise subject to, any Environmental Laws.

(xxxii) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(xxxiii) “Immaterial License” means, with respect to a Party, any (a) permitted use right to confidential information in a nondisclosure agreement; (b) license, assignment, covenant not to sue, or waiver of rights granted by any current and former employees, consultants or contractors of such Party or its Subsidiaries for the benefit of such Party or its Subsidiaries; (c) rights granted under any customer agreement in the Ordinary Course of Business; or (d) any non-exclusive license that is not material to the business of such Party or its Subsidiaries and is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (w) sales or marketing or similar Contract that includes a license to use the trademarks of such Party or its Subsidiaries for the purposes of promoting the goods or services of such Party or its Subsidiaries; (x) vendor Contract that includes permission for the vendor to identify such Party or its Subsidiary as a customer of the vendor; (y) Contract to purchase or lease equipment or materials, such as a photocopier, computer or mobile phone that also contains a license of Intellectual Property; or (z) license for the use of computer software that is preconfigured, preinstalled or embedded on hardware or other equipment.

(xxxiv) “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) proprietary rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and internet addresses.

(xxxv) “IRS” means the Internal Revenue Service of the United States.

(xxxvi) “Material Government Contract” means any Government Contract for which: (i) the total contract value, in the aggregate (including the exercise of any options), is $3,000,000 or greater and for which the original contract was executed since January 1, 2018 through the date of this Agreement, and which either (a) is with respect to or involves the direct or indirect provision of any goods or services to any intelligence, defense or military branch of any U.S. Governmental Entity or (b) to the knowledge of the Company, involves the direct or indirect provision of any Defense Article or Defense Service as defined in 22 C.F.R. 120.6 and 22 C.F.R. 120.9 to an end-user that is an intelligence, defense, or military branch of a non-U.S. Governmental Entity as determined by relevant end-user statement on applicable license or authorization or equivalent requirements in the jurisdiction from which the goods or services are provided; (ii) the total contract value, in the aggregate (including the exercise of any options) is $5,000,000 or greater; or (iii) any security clearance or similar authorization is required, including due to the classified or secret nature of such work.

(xxxvii) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(xxxviii) “Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(xxxix) “Nasdaq” means the Nasdaq Global Select Market.

(xl) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xli) “Ordinary Course of Business” shall describe any action taken by a person if such action is (A) consistent with such person’s past practices and/or is taken in the ordinary course of such person’s normal day-to-day operations, (B) in the case of an action taken by the Company or any of its Subsidiaries, a Company COVID Action and (C) in the case of an action taken by Parent or any of its Subsidiaries, a Parent COVID Action.

(xlii) “Parent Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA), and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(xliii) “Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(xliv) “Parent Convertible Notes” means the 0.25% Convertible Senior Notes due 2022 of Parent.

(xlv) “Parent COVID Action” means any reasonable action taken or omitted to be taken after the date of this Agreement that Parent reasonably determines to be necessary or prudent for Parent or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of Parent’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of Parent and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(xlvi) “Parent Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Parent Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Parent Board or those individuals listed on Section 8.15(a) of the Parent Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments, or changes that involve or relate to a Parent Takeover Proposal (which matters shall be addressed by and subject to Section 5.5(b)); or (B) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(xlvii) “Parent Material Adverse Effect” means an Effect that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that the term Parent Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A) changes after the date of this Agreement in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which Parent and its Subsidiaries operate;

(B) any changes or developments generally in the industries in which Parent or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 4.3(a) or Section 4.3(d)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D) any taking of any action or failure to take an action at the request of the Company or its Affiliates or which is required by the terms of this Agreement;

(E) changes in applicable Law, GAAP or accounting standards;

(F) floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G) national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the date of this Agreement;

(H) any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement;

(I) any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J) failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries are expected to operate from and after the Closing.

(xlviii) “Parent RSU” means a restricted stock unit covering shares of Parent Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(xlix) “Parent Superior Proposal” means a bona fide, unsolicited written Parent Takeover Proposal (A) that did not result from a material breach (or a deemed material breach) of Section 5.5, (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Parent Common Stock or more than 50.1% of the assets or revenues of Parent and its Subsidiaries, taken as a whole, (C) that the Parent Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Parent Takeover Proposal, and (D) that the Parent Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by the Company in response to such Parent Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Parent Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of Parent from a financial point of view than the transaction contemplated by this Agreement.

(l) “Parent Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Parent or any of its Subsidiaries whose assets, taken together, constitute 15% or more of Parent’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Parent Common Stock or securities of Parent representing more than 15% of the voting power of Parent or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Parent, in each case, other than the Merger.

(li) “Pennsylvania Law” means Title 15 of the Pennsylvania Consolidated Statutes.

(lii) “Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

(liii) “Permitted Lien” means (A) any Lien for Taxes not yet due or, if due, not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the Ordinary Course of Business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to Real Property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned (direct or indirect) Subsidiaries, the Company Credit Agreement, or any other existing indebtedness of the Company or its Subsidiaries, (F) Real Property easements, rights-of-way, leases, encroachments, restrictions, rights, servitudes, encumbrances, conditions or imperfections of title or other matters of a similar nature and other similar Liens, which, individually and in the aggregate, do not materially impair the present use of the Real Property or otherwise materially impair the present business operations at the Real Property, (G) purchase money Liens or Liens under capital lease arrangements, (H) licenses of Intellectual Property, (I) Liens disclosed in the Company Financial Statements or in the Parent Financial Statements, as applicable, or (J) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(liv) “Personal Data” shall mean any information about an identifiable natural person that is defined as “personal data,” “personally identifiable information,” “biometric information,” “nonpublic personal information,” “protected health information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law relating to privacy, data protection, or information security.

(lv) “Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

(lvi) “Subsidiary” means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (A) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (B) such person or any Subsidiary of such person is a general partner.

(lvii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, as applicable, DGCL 203 and Subchapter F of Chapter 25 of Pennsylvania Law).

(lviii) “Tax” or “Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, imposts, levies, duties, fees or other similar governmental assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, escheat, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(lix) “Tax Return” means any report, return, refund, claim, election, statement, estimate, disclosure, document, declaration or information report or return filed or required to be filed with or supplied or required to be supplied to a Taxing Authority (including any amendments thereto and including any attachment, schedule or statement thereto).

(lx) “Taxing Authority” means any Governmental Entity exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

(lxi) “Top Company Customer” means one of the 14 largest customers and resellers of the Company and its Subsidiaries by revenue for the fiscal year ended October 3, 2020.

(lxii) “Top Company Vendor” means one of the 10 largest vendors, suppliers and third-party service providers to the Company and its Subsidiaries by expenditure for the fiscal year ended October 3, 2020.

(lxiii) “Top Parent Customer” means one of the 14 largest customers and resellers of Parent and its Subsidiaries by revenue for the fiscal year ended June 30, 2020.

(lxiv) “Willful and Material Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, a Party’s failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful and Material Breach of this Agreement.

(c) Each of the following terms is defined in the Section set forth opposite such term:

Action	Section 5.10(b)
Additional Indebtedness	Section 5.15(a)
Additional Indebtedness Date	Section 5.15(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.14(a)
BofA	Section 3.23
Book-Entry Shares	Section 2.1(a)(iii)
Cancelled Shares	Section 2.1(a)(ii)
Cash Consideration	Section 2.1(a)(iii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
CIC Plan	Section 2.5(c)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Indebtedness	Section 5.15(a)
Commitment Parties	Section 4.27(b)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 5.4(c)
Company Adverse Recommendation Change	Section 5.4(e)(i)
Company Approvals	Section 3.3(b)
Company Board	Recitals
Company Bylaws	Section 1.5
Company Capitalization Date	Section 3.2(a)
Company Certificate	Section 1.5
Company Common Stock	Section 3.2(a)
Company Credit Agreement	Section 5.15(a)
Company Credit Documents	Section 5.15(a)
Company Data Processors	Section 3.8(c)
Company Designee	Section 1.7
Company Disclosure Letter	Article III
Company Financial Advisors	Section 3.23
Company Financial Statements	Section 3.4(b)
Company Indebtedness Payoff	Section 5.15(a)
Company Insurance Policy	Section 3.18
Company Leased Real Property	Section 3.17(a)
Company Material Contract	Section 3.19(a)
Company Organizational Documents	Section 3.1(c)
Company Owned IP	Section 3.20(a)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.8(b)
Company Qualified Plans	Section 5.16(g)

Company Qualifying Amendment	Section 5.6(a)
Company Real Property Leases	Section 3.17(a)
Company Recommendation	Section 3.3(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Advisory Vote	Section 3.3(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.6(c)
Company Subleased Real Property	Section 3.17(b)
Company Subleases	Section 3.17(b)
Company Termination Fee	Section 7.3(e)
Confidentiality Agreement	Section 5.3(b)
Consent	Section 3.3(b)
Continuation Period	Section 5.16(a)
Continuing Employee	Section 5.16(a)
Converted RSUs	Section 2.5(a)
Covered Continuing Employee	Section 2.5(c)
Credit Suisse	Section 3.23
D&O Insurance	Section 5.10(c)
Data Privacy Laws	Section 3.8(c)
Debt Commitment Letter	Section 4.27(a)
Debt Commitment Parties	Section 4.27(a)
Debt Financing	Section 4.27(a)
Debt Financing Commitment	Section 4.27(a)
DGCL	Section 1.1
DGCL 203	Section 3.25
DGCL 262	Section 2.1(b)
Director RSU Consideration	Section 2.5(b)
Dissenting Shares	Section 2.1(b)
Effect	Section 8.15(b)(viii)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Equity Commitment Share Issuance	Section 4.27(b)
Equity Financing	Section 4.27(b)
Exchange Agent	Section 2.3
Exchange Fund	Section 2.4(a)
Expense Payments	Section 7.3(d)(ii)
Fee Letters	Section 4.27(a)
Filing	Section 3.3(b)
Financing	Section 4.27(b)
Financing Commitments	Section 4.27(b)
First Extended End Date	Section 7.1(b)
Form S-4	Section 3.13
GAAP	Section 3.4(b)
Governmental Entity	Section 3.3(b)
Indemnified Party	Section 5.10(b)
Investment Agreement	Section 4.27(b)

Investor	Section 4.27(b)
IT Systems	Section 3.20(j)
Joint Proxy Statement/Prospectus	Section 3.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Letter of Transmittal	Section 2.4(b)
Lien	Section 3.3(c)
Maximum Amount	Section 5.10(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Non-Cooperation Notice	Section 5.17(b)(iii)
Non-Overlap Business	Section 5.7(c)
Original End Date	Section 7.1(b)
Parent	Preamble
Parent Acceptable Confidentiality Agreement	Section 5.5(c)
Parent Adverse Recommendation Change	Section 5.5(e)(i)
Parent Approvals	Section 4.3(c)
Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent China Regulatory Termination Fee	Section 7.3(e)
Parent Common Stock	Section 4.2(a)
Parent Data Processors	Section 4.9(c)
Parent Disclosure Letter	Article IV
Parent Expense Payment	Section 7.3(d)(i)
Parent Financial Advisor(s)	Section 4.23
Parent Financial Statements	Section 4.5(b)
Parent Leased Real Property	Section 4.18(a)
Parent Mandatory Convertible Preferred Stock	Section 4.2(a)
Parent Option	Section 4.2(a)
Parent Organizational Documents	Section 4.1(c)
Parent Owned IP	Section 4.21(a)
Parent Owned Real Property	Section 4.18(a)
Parent Permits	Section 4.9(b)
Parent Preferred Stock	Section 4.2(a)
Parent Qualified Plan	Section 5.16(g)
Parent Qualifying Amendment	Section 5.6(a)
Parent Real Property Leases	Section 4.18(a)
Parent Recommendation	Section 4.3(a)
Parent SEC Documents	Section 4.5(a)
Parent Series One Preferred Stock	Section 4.2(a)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders’ Meeting	Section 4.3(a)
Parent Sublease	Section 4.18(b)
Parent Termination Fee	Section 7.3(e)
Parties	Preamble

Party	Preamble
Pre-Closing Director	Section 5.17(b)(ii)
Qualifying Termination	Section 2.5(c)
Regulatory Approvals	Section 5.7(a)
Relevant Matters	Section 8.4
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.4(a)
Required Financial Information	Section 5.17(b)(i)(D)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.4(a)
Second Extended End Date	Section 7.1(b)
Securities Act	Section 3.3(b)
Share Issuance	Recitals
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Termination Fee Payment	Section 7.3(f)
Third Extended End Date	Section 7.1(b)
Third-Party Consents	Section 5.7(f)
Transaction Litigation	Section 5.13
Warranties	Section 3.20(k)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

COHERENT, INC.

By:	/s/ Andy W. Mattes
Name: Andy W. Mattes
Title: President and Chief Executive Officer

II-VI INCORPORATED

By:	/s/ Vincent D. Mattera Jr.
Name: Vincent D. Mattera Jr.
Title: Chief Executive Officer

WATSON MERGER SUB INC.

By:	/s/ Walter R. Bashaw II
Name: Walter R. Bashaw II
Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A-1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COHERENT, INC.

ARTICLE I

The name of the corporation is Coherent, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 North Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000 with par value of $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

2

ARTICLE IX

Except as provided in ARTICLE VII and ARTICLE VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

3

EXHIBIT A-2

SECOND AMENDED AND RESTATED BY-LAWS

OF

COHERENT, INC.

(as amended and restated [•])

-i-

(Continued)

-ii-

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 Place of Meetings. Meetings of stockholders of Coherent, Inc. (the “Company”) shall be held at any place, within or outside the State of Delaware, determined by the Company’s board of directors (the “Board”). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

1.2 Annual Meeting. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, provided that (i) the stockholders are permitted to act by written consent under the Company’s certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 Special Meeting. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 Notice of Stockholders’ Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in section 1.6, until a quorum is present or represented.

1.6 Adjourned Meeting; Notice. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and section 1.10 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 Conduct of Business. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

2

1.8 Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in section 7.2 of these bylaws), provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 Stockholder Action by Written Consent Without a Meeting. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in section 7.2) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

3

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 Record Dates. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 1.10 at the adjourned meeting.

4

In order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

5

ARTICLE II — DIRECTORS

2.1 Powers. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 Number of Directors. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

2.3 Election, Qualification and Term of Office of Directors. Except as provided in section 2.4 of these bylaws, and subject to sections 1.2 and 1.9 of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

2.4 Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

6

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

2.5 Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

7

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting.

2.9 Quorum; Voting. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 Removal of Directors. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

8

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE III — COMMITTEES

3.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) section 2.5 (Place of Meetings; Meetings by Telephone);

(ii) section 2.7 (Regular Meetings);

(iii) section 2.8 (Special Meetings; Notice);

(iv) section 2.9 (Quorum; Voting);

(v) section 2.10 (Board Action by Written Consent Without a Meeting); and

(vi) section 7.5 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board; and

9

(iii) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 Subcommittees. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 Officers. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 Appointment of Officers. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of section 4.3 of these bylaws.

4.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 Removal and Resignation of Officers. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in section 4.3.

10

4.6 Representation of Shares of Other Corporations. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 Authority and Duties of Officers. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1 Indemnification of Directors and Officers in Third Party Proceedings. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

5.2 Indemnification of Directors and Officers in Actions by or in the Right of the Company. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which

11

such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 Successful Defense. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in section 5.1 or section 5.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

5.4 Indemnification of Others. Subject to the other provisions of this Article V, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 Advanced Payment of Expenses. Expenses (including attorneys’ fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V or the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in section 5.6(ii) or 5.6(iii) prior to a determination that the person is not entitled to be indemnified by the Company.

5.6 Limitation on Indemnification. Subject to the requirements in section 5.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article V in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

12

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under section 5.7 or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

5.7 Determination; Claim. If a claim for indemnification or advancement of expenses under this Article V is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8 Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9 Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

13

5.10 Survival. The rights to indemnification and advancement of expenses conferred by this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11 Effect of Repeal or Modification. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

5.12 Certain Definitions. For purposes of this Article V, references to the “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article V.

ARTICLE VI — STOCK

6.1 Stock Certificates; Partly Paid Shares. The shares of the Company shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

14

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 Special Designation on Certificates. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 Lost Certificates. Except as provided in this section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

15

6.4 Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6 Registered Stockholders. The Company:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 Notice of Stockholder Meetings. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Company’s records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

16

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

17

7.4 Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1 Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2 Seal. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3 Annual Report. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company’s shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

18

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

19

Exhibit 10.1

EXECUTION VERSION

INVESTMENT AGREEMENT

by and between

II-VI INCORPORATED

and

BCPE Watson (DE) SPV, LP

Dated as of March 25, 2021

i

(CONT’D)

ii

(CONT’D)

Exhibits

Exhibit A:	Equity Commitment Letter

Exhibit B:	Form of Issuer Agreement

Exhibit C:	Form of Registration Rights Agreement

Exhibit D:	Terms of Statement With Respect to Shares

iii

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT, is made as of March 25, 2021 (this “Agreement”), by and between II-VI Incorporated, a Pennsylvania corporation (the “Company”), and BCPE Watson (DE) SPV, LP, a Delaware limited partnership (together with its successors and any Affiliate that becomes a party hereto pursuant to Section 5.08(b) and Section 8.03, the “Investor”).

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to issue, sell and deliver to the Investor, and the Investor desires to purchase and acquire from the Company, subject to the terms and conditions set forth in this Agreement, (i) 75,000 shares of the Company’s Series B-1 Convertible Preferred Stock, having no par value per share (the “Series B-1 Preferred Stock”), at the Initial Closing, (ii) 75,000 shares of the Company’s Series B-2 Convertible Preferred Stock, having no par value per share (the “Series B-2 Preferred Stock”), at the Subsequent Closing (as defined below), and (iii) up to an additional aggregate number of 65,000 shares of the Company’s Series B-3 Convertible Preferred Stock, having no par value per share (the “Series B-3 Preferred Stock”, and together with the Series B-1 Preferred Stock and the Series B-2 Preferred Stock, the “Series B Preferred Stock”), at the Subsequent Closing (as defined below), in each case, having the designation, preferences, rights, privileges, powers, and terms and conditions, as specified in the Statement With Respect to Shares;

WHEREAS, concurrently with the execution hereof, the Company has entered into that certain Agreement and Plan of Merger (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Target Merger Agreement”) by and among the Company, Coherent, Inc., a Delaware corporation (the “Target”), and Watson Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of the Company, pursuant to which the Company will acquire all outstanding equity interests of the Target (the “Target Acquisition”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Equity Provider (as defined below) has executed and delivered an equity commitment letter, a copy of which is attached hereto as Exhibit A (the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

Definitions

Section 1.01 Definitions.

(a) As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“25% Beneficial Ownership Requirement” means that the Investor Parties continue to beneficially own at all times shares of Series B Preferred Stock and/or shares of Company Common Stock that were issued upon conversion of shares of Series B Preferred Stock that represent, in the aggregate and on an as converted basis, at least 25% of the number of shares of Company Common Stock beneficially owned by the Investor Parties, on an as converted basis, as of the Initial Closing (if the Subsequent Closing has not occurred) or the Subsequent Closing (if the Subsequent Closing has occurred), as applicable.

“Activist Investor” means, as of any date, any Person identified on the most recently available “SharkWatch 50” list (or, if “SharkWatch 50” is no longer available, then the prevailing comparable list as reasonably determined by the Company), or any Person who, to the knowledge of the Investor, is an Affiliate of such Person.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, that (i) the Company and the Company’s Subsidiaries shall not be considered Affiliates of the Investor or any of the Investor’s Affiliates and (ii) for purposes of the definitions of “beneficially own”, “beneficial ownership of”, “beneficially owning”, “Bain Group” and “Standstill Period” and Section 4.06, Section 5.02, Section 5.07 and Section 5.11, neither any Bain Excluded Entity, nor Bain Capital Investors, LLC, nor any of their respective Affiliates solely to the extent that any such Person has not received any Confidential Information from any Investor and is not acting at the direction of the Investor or any of its Affiliates that have received Confidential Information, shall be deemed an Affiliate of the Investor and its other Affiliates; provided that any such Person shall not be deemed to have received Confidential Information merely because any investment professional of the Bain Group is a director or manager of such Person and is not acting at the direction of the Investor or any of its Affiliates who have received any Confidential Information. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“as converted basis” means (i) with respect to the outstanding shares of Company Common Stock as of any date, all outstanding shares of Company Common Stock calculated on a basis in which all shares of Company Common Stock issuable upon conversion of the outstanding shares of Series B Preferred Stock (at the applicable Conversion Price in effect on such date as set forth in the Statement With Respect to Shares) are assumed to be outstanding as of such date and (ii) with respect to any outstanding shares of Series B Preferred Stock as of any date, the number of shares of Company Common Stock issuable upon conversion of such shares of Series B Preferred Stock on such date (at the applicable Conversion Price in effect on such date as set forth in the Statement With Respect to Shares).

“Back Leverage” means any (i) bona fide loan or lending transaction entered into by the Investor (or, after the Restricted Period, a Permitted Transferee thereof) to (a) finance a portion of its purchase of the Series B Preferred Stock, (b) finance a return of capital with respect to its investment in the Series B Preferred Stock or the Company Common Stock issued upon conversion thereof, or (c) refinance or replace any indebtedness described in this clause (i), and (ii) granting of Liens by the Investor to secure payment of such indebtedness and related obligations, including on the Series B Preferred Stock and any shares of Company Common Stock held by the Investor Parties.

2

“Bain Affiliate” means any Affiliate of Bain Capital Investors, LLC or Bain Capital Private Equity, LP that serves as general partner of, or manages or advises, any investment fund affiliated with Bain Capital Investors, LLC that has a direct or indirect investment in the Company.

“Bain Excluded Entity” means (i) any leveraged finance investment fund or any other investment fund associated or affiliated with Bain Capital Investors, LLC, the primary purpose of which is to invest in loans or debt securities, or (ii) any hedge fund associated or affiliated with Bain Capital Investors, LLC.

“Bain Group” means the Investor, together with its Affiliates, including Bain Affiliates.

“beneficially own”, “beneficial ownership of”, or “beneficially owning” any securities shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act.

“Board” means the Board of Directors of the Company.

“Business Day” means any day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Law to be closed.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA) and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

“Company Common Stock” means the common stock, having no par value per share, of the Company.

“Company Charter Documents” means the Company’s articles of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified to the date of this Agreement.

“Company COVID Action” means any reasonable action taken or omitted to be taken after the date of this Agreement that the Company reasonably determines to be necessary or prudent for the Company or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (i) events surrounding any pandemic or public health emergency caused

3

by COVID-19; (ii) reinitiating operation of all or a portion of the Company’s and its Subsidiaries’ respective businesses; (iii) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of the Company and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

“Company RSU” means a restricted stock unit covering shares of Company Common Stock including any restricted stock units subject to performance vesting goals or metrics.

“Company Stock Plan” means the II-VI Incorporated 2018 Omnibus Incentive Plan, as amended to date, and any successor Board-approved equity incentive plan.

“Company Stockholder Approval” has the meaning given the term “Parent Stockholder Approval” in the Target Merger Agreement.

“Competitor” means any of the Persons listed on Section 1.01(a) of the Disclosure Schedules as a “Competitor” and any Person who, to the knowledge of the Investor, is an Affiliate or successor thereof, including any entity that acquires a controlling interest in a Competitor.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement by and between the Company, on behalf of itself and its Affiliates, and Bain Capital Private Equity, LP, on behalf of itself and its Affiliates, dated January 14, 2021.

“Conversion Price” has the meaning set forth in the Statement With Respect to Shares.

“Convertible Notes” means, collectively, (i) Finisar Convertible Notes and (ii) the Senior Convertible Notes.

“COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order or directive by any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“Credit Agreement” means the Amended and Restated Credit Agreement dated September 24, 2019 by and among the Company as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the other lenders party thereto.

“Current Percentage” means the portion, expressed as a percentage, of the outstanding shares of Company Common Stock held by the Investor immediately as of the Initial Closing (if the Subsequent Closing has not occurred) or the Subsequent Closing (if the Subsequent Closing has occurred), as applicable, in each case assuming the conversion of the Series B Preferred Stock.

4

“Environmental Law” means any Law in effect prior to or as of the date hereof relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or that prohibits, regulates or controls any Hazardous Material or any products containing any Hazardous Material, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment, the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances, the Administrative Measures on the Control of Pollution Caused by Electronic Information Products, and the European Commission Regulation 1907/2006, and analogous foreign, provincial, state and local Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fall-Away of Investor Board Rights” means the first day on which the 25% Beneficial Ownership Requirement is not satisfied.

“Finisar” means Finisar Corporation.

“Finisar Convertible Notes” means the Company’s 0.50% Convertible Senior Notes due 2036 with Finisar.

“Fraud” means common law fraud under the laws of the State of Delaware; provided, however, that the term “Fraud” does not include the doctrine of constructive or equitable fraud.

“Fundamental Change” shall have the meaning set forth in the Statement With Respect to Shares.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a) and (c) (Organization; Standing) (other than the second sentence of Section 3.01(a)), Section 3.02 (Capitalization) (other than Section 3.02(a)), Section 3.03(a) (Authority; Non-contravention), Section 3.16 (No Rights Agreement; Anti-Takeover Provisions), Section 3.18 (Brokers and Other Advisors) and Section 3.21 (Status of Securities).

5

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Entity” means any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority.

“Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter for which liability or standards of conduct may be imposed, or which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by, or otherwise subject to, any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indentures” means, collectively, the (i) First Supplemental Indenture dated September 24, 2019 to the Indenture dated December 21, 2016 (as further amended or supplemented from time to time) between the Company and Finisar, in connection with the Company’s issuance of the Finisar Convertible Notes and (ii) the indenture dated August 29, 2017 (as amended or supplemented from time to time) in connection with the Company’s issuance of the Senior Convertible Notes.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) proprietary rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and internet addresses.

“Investor Director Designee” means an individual designated in writing by the Investor and reasonably acceptable to the Board to be nominated for election to the Board pursuant to Section 5.11(a) or 5.11(c), as applicable; provided that Stephen Pagliuca shall be deemed to be reasonably acceptable to the Board to serve as an Investor Director, and each of Ken Hanau and Joseph Robbins shall be deemed to be reasonably acceptable to the Board to serve as an Investor Observer.

“Investor Director” means a member of the Board who was elected to the Board as an Investor Director Designee.

“Investor Material Adverse Effect” means any effect, change, event or occurrence that would reasonably be expected to prevent, impair or materially delay (i) the consummation by the Investor of any of the Transactions on a timely basis or (ii) the compliance by the Investor with its obligations under this Agreement.

6

“Investor Parties” means the Investor and each Affiliate of the Investor to whom shares of Series B Preferred Stock or Company Common Stock are transferred pursuant to Section 5.08(b)(i).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means with respect to Company and its Subsidiaries, the actual knowledge of the individuals listed in Section 1.01(b) of the Disclosure Schedules.

“Liens” means liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Management Services Agreement” means that certain Management Services Agreement, to be dated as of the Initial Closing Date, providing for expense reimbursement and indemnification for any Investor personnel that provide services to the Company to the extent the Company requests such services.

“Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing (an “Effect”) that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that the term Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A)

changes after the date of this Agreement in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which the Company and its Subsidiaries operate;

(B)

any changes or developments generally in the industries in which the Company or any of its Subsidiaries are expected to conduct their business from and after the closing under the Target Merger Agreement;

(C)

the announcement or the existence of, compliance with or performance under, this Agreement, the Target Merger Agreement or the transactions contemplated hereby or thereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 3.03(a), Section 3.03(c)(1) or Section 4.02 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

7

(D)

any taking of any action or failure to take an action at the request of the Target or its Affiliates or which is required by the terms of the Target Merger Agreement, or at the request of Investor or its Affiliates or which is required by the terms of this Agreement;

(E)	changes in applicable Law, GAAP or accounting standards;

(F)	floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G)	national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the date of this Agreement;

(H)

any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement;

(I)	any actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement, the Target Merger Agreement or the transactions contemplated hereby or thereby; or

8

(J)

failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect); except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries are expected to operate from and after the closing under the Target Merger Agreement.

“Maximum Percentage” means the Current Percentage plus 3%.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“NASDAQ” means the NASDAQ Global Select Market.

“Ordinary Course of Business” shall describe any action taken by the Company or any of its Subsidiaries if such action is (i) consistent with such Person’s past practices and/or is taken in the ordinary course of such Person’s normal day-to-day operations or (ii) a Company COVID Action.

“Parity Stock” means any class or series of capital stock that ranks on a parity basis with any series of the Series B Preferred Stock as to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. “Parity Stock” shall include any rights, options or warrants exercisable or exchangeable for or convertible into Parity Stock.

“PBCL” means the Pennsylvania Business Corporation Law of 1988, as amended, restated, supplemented or otherwise modified from time to time.

“Permitted Issuances” means issuances of Parity Stock: (i) in connection with the closing of the Target Acquisition if the Company shall have made the Upsize Offer contemplated by Section 2.02 and the Investor shall not have made the election contemplated by Section 2.02 of this Agreement to purchase the full amount of Series B-3 Preferred Stock offered in the Upsize Offer, provided that such issuance(s) does not exceed (A) the amount of the Upsize Offer, less (B) the amount, if any, as to which such election has been made to, and the holder(s) of the Series B-1 Preferred Shares do, purchase pursuant to such Section 2.02, (ii) in the form of a customary convertible preferred security that does not provide for a premium upon liquidation and that is issued on arms-length terms, provided that the amount of Parity Stock under this clause (ii) outstanding at any time does not exceed $500 million, and (iii) in the form of a customary public mandatory convertible preferred, provided that the amount of Parity Stock under this clause (iii) outstanding at any time does not exceed $1.0 billion (including the Company Mandatory Convertible Preferred Stock). Prior to making any Permitted Issuance pursuant to clause (ii) above, the Company shall offer the Investor the opportunity to purchase such securities.

9

“Permitted Liens” means (i) any Lien for Taxes not yet due or, if due, not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made, (ii) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the Ordinary Course of Business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to Real Property, including zoning, building or similar restrictions, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among the Investor and its wholly owned (direct or indirect) Subsidiaries or any other existing indebtedness of the Investor or its Subsidiaries, (vi) Real Property easements, rights-of-way, leases, encroachments, restrictions, rights, servitudes, encumbrances, conditions or imperfections of title or other matters of a similar nature and other similar Liens, which, individually and in the aggregate, do not materially impair the present use of the Real Property or otherwise materially impair the present business operations at the Real Property, (vii) purchase money Liens or Liens under capital lease arrangements, (viii) licenses of Intellectual Property, (ix) Liens disclosed in the Investor financial statements or in the Company financial statements, as applicable, or (x) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

“Permitted Transferee” means, with respect to any Person, (i) any Affiliate of such Person, so long as it remains such, and that is a U.S. Person or (ii) with respect to any Person that is an investment fund, vehicle or similar entity, any other investment fund, vehicle or similar entity that is controlled by or under common control with such transferor and that is a U.S. Person; provided that portfolio companies of the Investor or any of its Affiliates shall not be Permitted Transferees of any Investor Party hereunder.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Entity.

“Personal Data” shall mean any information about an identifiable natural person that is defined as “personal data,” “personally identifiable information,” “biometric information,” “nonpublic personal information,” “protected health information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law relating to privacy, data protection, or information security.

“Preferred Stock” means the preferred stock, having no par value per share, of the Company.

“Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

10

“Registration Rights Agreement” means that certain Registration Rights Agreement to be entered into by the Company and the Investor as of the Initial Closing in the form attached hereto as Exhibit C.

“Remedies Exceptions” means the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

“Representatives” means, with respect to any Person, its officers, directors, principals, partners, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Convertible Notes” means the Company’s 0.25% Convertible Senior Notes due 2022 with U.S. Bank National Association, as trustee.

“Senior Stock” means any class or series of capital stock that ranks senior to any series of the Series B Preferred Stock and has preference or priority over the Series B Preferred Stock as to dividend rights, rights of redemption or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. “Senior Stock” shall include any rights, options or warrants exercisable or exchangeable for or convertible into Senior Stock.

“Standstill Period” means the period from and after the Initial Closing Date and ending on the six (6) month anniversary of the date on which no Investor Director is serving on the Board (and as of such time the Investor no longer has board nomination rights pursuant to this Agreement to designate an Investor Director Designee or Investor Observer or otherwise has irrevocably waived in a writing delivered to the Company its rights under Section 5.11 to nominate an Investor Director Designee and designate an Investor Observer); provided that the Standstill Period shall (a) in the case of clauses (i) and (iii) below immediately terminate and expire (and the restrictions of Section 5.07 shall cease to apply and shall be of no further force and effect) and in the case of clause (ii) shall be suspended during the pendency of such tender or exchange offer, at the earliest of: (i) the Company entering into a definitive written agreement to consummate a Fundamental Change, (ii) the commencement of a tender offer or exchange offer for the Company Common Stock (other than by the Company or its Subsidiaries) recommended by or approved by the Board or (iii) the failure of the stockholders of the Company, upon a vote duly taken thereupon, to elect an Investor Director Designee nominated in accordance with Section 5.11.

“Subsidiary”, when used with respect to any Person, means, any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (ii) such person or any Subsidiary of such person is a general partner.

11

“Tax” or “Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, imposts, levies, duties, fees or other similar governmental assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, escheat, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

“Tax Return” means any report, return, refund, claim, election, statement, estimate, disclosure, document, declaration or information report or return filed or required to be filed with or supplied or required to be supplied to a Taxing Authority (including any amendments thereto and including any attachment, schedule or statement thereto).

“Taxing Authority” means any Governmental Entity or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Top Company Customer” means one of the 10 largest customers and resellers of the Company and its Subsidiaries by revenue for the fiscal year ended June 30, 2020.

“Transaction Documents” means this Agreement, the Equity Commitment Letter, the Registration Rights Agreement, the Statement With Respect to Shares, the Issuer Agreement, the VCOC Letters, the Management Services Agreement and the Closing Certificate.

“Transactions” means the transactions expressly contemplated by this Agreement and the other Transaction Documents.

“Transfer” by any Person means, directly or knowingly indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or transfer (by the operation of law or otherwise), or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of law or otherwise), of any interest in any equity securities beneficially owned by such Person; provided, however, that, notwithstanding anything to the contrary in this Agreement, a Transfer shall not include (i) the conversion of one or more shares of Series B Preferred Stock into shares of Company Common Stock pursuant to the Statement With Respect to Shares, (ii) the redemption or other acquisition of Company Common Stock or Series B Preferred Stock by the Company or (iii) the transfer (other than by the Investor or an Affiliate of the Investor) of any limited partnership interests or other equity interests in the Investor (or any direct or indirect parent entity of the Investor) (provided that if any transferor or transferee referred to in this clause (iii) ceases to be controlled (directly or indirectly) by the Person (directly or indirectly) controlling such Person immediately prior to such transfer, such event shall be deemed to constitute a “Transfer”).

“U.S. Person” means any Person that is: (i) a U.S. citizen or lawful permanent resident; or (ii) organized under the laws of the United States or any jurisdiction within the United States or any non-U.S. branch or affiliate thereof.

12

“Warranties” means all obligations to service, repair (including to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express or implied warranties made or deemed made in connection with the provision, license or sale of products.

(b) In addition to the terms defined in Section 1.01(a), the following terms have the meanings assigned thereto in the Sections set forth below:

Term	Location
Acquisition Debt Financing	Section 6.03(d)
Agreement	Preamble
Bankruptcy and Equity Exception	Section 3.03(a)
Closing	Section 2.02
Closing Certificate	Section 6.03(e)
Closing Date	Section 2.02
Company	Preamble
Company Approvals	Section 3.02(b)
Company Capitalization Date	Section 3.02(a)
Company Data Processors	Section 3.10(c)
Company Financial Statements	Section 3.05(b)
Company Mandatory Convertible Preferred Stock	Section 3.02(a)
Company Option	Section 3.02(a)
Company Owned IP	Section 3.23(a)
Company Permits	Section 3.10(b)
Company SEC Documents	Section 3.05(a)
Confidential Information	Section 5.05
Covered Persons	Section 5.11(f)
Disclosure Schedules	Article III
DOJ	Section 5.02(d)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.04(a)
Equity Provider	Section 4.04(a)
FTC	Section 5.02(d)
HSR Form	Section 5.02(b)
Investor	Preamble
Investor End Date	Section 7.01(c)
Investor First Extended End Date	Section 7.01(c)
Investor Second Extended End Date	Section 7.01(c)
Investor Third Extended End Date	Section 7.01(c)
Investor Observer	Section 5.11(b)
Investor Original End Date	Section 7.01(c)
Issuer Agreement	Section 5.14
IT Systems	Section 3.23(g)
Laws	Section 3.10(a)
Leased Real Property	Section 3.15(a)

13

Term	Location
Non-Recourse Parties	Section 8.13
Owned Real Property	Section 3.15(a)
Per Share Price	Section 2.01(a)
Permitted Purpose	Section 5.05
Purchase Price	Section 2.01
Real Property Leases	Section 3.15(a)
Restricted Period	Section 5.08(a)
Series B Preferred Stock	Recitals
Shares	Section 2.01
Specified Guidelines	Section 5.11(a)
Sublease	Section 3.15(b)
Target	Recitals
Target Acquisition	Recitals
Target Merger Agreement	Recitals
VCOC Letters	Section 5.18

14

ARTICLE II

Purchase and Sale

Section 2.01 Purchase and Sale.

(a) Initial Investment. On the terms of this Agreement, at the Initial Closing (as defined below), the Investor will and hereby does purchase and acquire, and the Company will and hereby does issue, sell and deliver to the Investor, 75,000 shares of the Series B-1 Preferred Stock (such shares, the “Series B-1 Preferred Shares”) for a purchase price per share equal to $10,000.00 (the “Per Share Price”) for an aggregate purchase price of $750,000,000.00 (the “Initial Investment Purchase Price”) (such transaction, the “Initial Investment”).

(b) Subsequent Investment. Subject to Section 2.01(b)(i), on the terms of this Agreement and the Statement With Respect to Shares and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in Article VI, at the Subsequent Closing (as defined below) the holders of the Series B-1 Preferred Stock shall purchase and acquire from the Company an aggregate number of 75,000 shares of Series B-2 Preferred Stock (such shares, the “Series B-2 Preferred Shares”), and the Company shall issue, sell and deliver to such holders of the Series B-1 Preferred Stock, the shares of Series B-2 Preferred Stock for a purchase price per share equal to the Per Share Price for an aggregate purchase price of $750,000,000.00 (the “Subsequent Investment Purchase Price”) (such transactions, the “Subsequent Investment”).

(i) Following the execution of this Agreement and prior to the thirty (30)-day anniversary thereof, the Company may offer (such offer, the “Upsize Offer”, and the date of such offer, the “Upsize Offer Date”) to the Investor an option to purchase up to 65,000 shares of Series B-3 Preferred Stock, at a purchase price per share equal to the Per Share Price, exercisable in the sole discretion of the Investor by delivering an irrevocable written notice to the Company to such effect no later than the sixty (60) day anniversary of the Upsize Offer Date and specifying the number of offered shares of Series B-3 Preferred Stock as to which the Investor is making such irrevocable election (any such shares elected to be purchased in such notice, the “Series B-3 Preferred Shares”, and together with the Series B-1 Preferred Shares and the Series B-2 Preferred Shares, the “Shares”).

Section 2.02 Initial and Subsequent Closing.

(a) Initial Closing. The closing of the Initial Investment (the “Initial Closing”) shall take place remotely via the electronic exchange of documents and signatures at 10:00 a.m. Eastern Time on March 31, 2021, unless otherwise agreed to in writing by the Company and the Investor. The date on which the Initial Investment is to occur is herein referred to as the “Initial Closing Date.”

15

(i)	At the Initial Closing:

(A)

the Company shall deliver to the Investor (1) the Series B-1 Preferred Shares free and clear of all Liens, except restrictions imposed by the articles of incorporation and bylaws of the Company, the Securities Act or any applicable state or foreign securities Laws, and Liens arising due to actions by or on behalf of the Investor, including Liens contemplated by the Issuer Agreement, if any, or Section 5.08 of this Agreement, and (2) the Registration Rights Agreement, duly executed by the Company;

(B)

the Company will deliver to the Investor a customary legal opinion of the General Counsel of the Company or outside corporate counsel to the Company as to the due authorization, valid issuance and non-assessability of the Series B-1 Preferred Shares;

(C)

the Investor shall (1) pay the Initial Investment Purchase Price to the Company, by wire transfer in immediately available U.S. federal funds, to the account designated by the Company in writing, and (2) deliver to the Company the Registration Rights Agreement, duly executed by the Investor;

(D)

the Company shall have executed the Issuer Agreement and delivered it to the Investor and, if requested by the Investor, the Company shall have executed and delivered a VCOC Letter to the Investor in a form reasonably acceptable to the Company;

(E)	the Investor and the Company shall have received the Management Services Agreement duly executed by the other party; and

(F)	the Company will file the Statement With Respect to Shares with the Pennsylvania Department of State.

(b) Subsequent Closing. Subject to the satisfaction or, to the extent permitted by applicable law, waiver by the party entitled to the benefit thereof of all of the conditions to the Subsequent Closing set forth in Article VI, the closing of the sale of the Series B-2 Preferred Shares and the Series B-3 Preferred Shares (if any) contemplated hereby (the “Subsequent Closing”) shall take place, immediately prior to the consummation of the Target Acquisition, remotely via the electronic exchange of documents and signatures, or such other time and place as the Company and the Investor may agree in writing. The date on which the Subsequent Closing is to occur is herein referred to as the “Subsequent Closing Date.” The Company shall provide the Investor with at least five (5) Business Days prior written notice of the expected closing date of the Target Acquisition.

16

(i)	At the Subsequent Closing:

(A)

on the terms of this Agreement and the Statement With Respect to Shares, the Company shall deliver to the holders of the Series B-1 Preferred Shares the Series B-2 Preferred Shares and, if an election has been made by the Investor pursuant to Section 2.01(b)(i), the Series B-3 Preferred Shares free and clear of all Liens, except restrictions imposed by the articles of incorporation and bylaws of the Company, the Securities Act or any applicable state or foreign securities Laws, and Liens arising due to actions by or on behalf of the Investor, including Liens contemplated by the Issuer Agreement, if any, or Section 5.08 of this Agreement;

(B)

the Company will deliver to the Investor a customary legal opinion of the General Counsel of the Company or outside corporate counsel to the Company as to the due authorization, valid issuance and non-assessability of the Series B-2 Preferred Shares and the Series B-3 Preferred Shares (if any); and

(C)

the holders of the Series B-1 Preferred Shares shall pay the Subsequent Investment Purchase Price to the Company, by wire transfer in immediately available U.S. federal funds, to the account designated by the Company in writing.

ARTICLE III

Representations and Warranties of the Company

Except (x) as disclosed in the Company SEC Documents filed with or furnished to the SEC prior to the date hereof and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the confidential disclosure schedules delivered by the Company to the Investor prior to the execution of this Agreement (the “Disclosure Schedules”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Company and its Subsidiaries represent and warrant to the Investor as follows:

Section 3.01 Organization; Standing; Subsidiaries.

(a) The Company is a corporation duly incorporated and presently subsisting under the Laws of the Commonwealth of Pennsylvania. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

17

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Material Adverse Effect. The Company is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

(c) The Company has made available to the Investor, prior to the date of this Agreement, a true and complete copy of the Company Charter Documents.

Section 3.02 Capitalization.

(a) The authorized capital stock of Company consists of 300,000,000 shares of Company Common Stock, and 5,000,000 shares of Preferred Stock, of which, immediately prior to the filing of the Statement With Respect to Shares, 2,300,000 shares are designated Series A Mandatory Convertible Preferred Stock (“Company Mandatory Convertible Preferred Stock”) and 300,000 shares are designated (“Series One Preferred Stock”). As of February 26, 2021 (the “Company Capitalization Date”), (i) 104,828,047 shares of Company Common Stock were issued and outstanding, (ii) 13,484,634 shares of Company Common Stock were held in treasury, (iii) 2,300,000 shares of Company Mandatory Convertible Preferred Stock were issued or outstanding and (iii) no shares of Series One Preferred Stock were issued and outstanding. As of the Company Capitalization Date, 13,867,704 shares of Company Common Stock were reserved for issuance under Company equity plans, of which amount (A) 2,714,466 shares of Company Common Stock are issuable upon the exercise of options to purchase or acquire shares of Company Common Stock (each a “Company Option”), (B) 3,095,514 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs (with respect to performance-based awards, assuming performance is achieved at “target”), and (C) 518,309 shares of Company Common Stock are subject to performance share awards (assuming performance is achieved at “target”). As of the Company Capitalization Date, (A) up to 8,914,798 shares of Company Common Stock may be issuable upon conversion of the then outstanding shares of Company Mandatory Convertible Preferred Stock, (B) up to 7,330,940 shares of Company Common Stock may be issuable upon conversion of the Company’s then outstanding Convertible Notes and (C) up to 74,814 shares of Company Common Stock may be issuable upon conversion of the then outstanding Finisar Convertible Notes.

(b) Except for the Target Merger Agreement, as set forth in Section 3.02(a) or as set forth on Section 3.02 of the Disclosure Schedules (and other than shares of Company Common Stock issued since the Company Capitalization Date pursuant to the terms of outstanding Company stock awards or in respect of any outstanding shares of Company Mandatory Convertible Preferred Stock or any Convertible Notes), as of the date hereof, there are no outstanding shares of capital stock or other equity interests in the Company or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments

18

to which the Company or any of its Subsidiaries is a party (i) obligating Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

Section 3.03 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board, and except for the Company Stockholder Approval no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the Transactions. The Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the purchase and sale of the Series B Preferred Stock hereunder, are in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, including the purchase and sale of the Series B Preferred Stock hereunder, and (iii) resolved to recommend the approval by the Company’s stockholders of the Share Issuance (as defined in the Target Merger Agreement) and submit the Share Issuance to the stockholders of the Company for approval. This Agreement has been duly and validly executed and delivered by the Company, and assuming this Agreement constitutes the legal, valid and binding agreement of the Investor, constitutes the legal, valid and binding agreement of Company, enforceable against the Company in accordance with their terms, except as such enforcement may be subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exceptions”).

(b) Other than in connection with or in compliance with (i) the laws of the State of Delaware and the laws of the Commonwealth of Pennsylvania, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of NASDAQ, (vi) the HSR Act and the antitrust Laws and any Laws with respect to foreign investment set forth on Section 3.03(b) of the Disclosure Schedules and (vii) the Company Stockholder Approval (collectively, the “Company Approvals”), no other consent of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such consents or filings as are not required to be obtained or made prior to consummation of the Transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Transactions and which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

19

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (1) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens (provided that no Lien shall be deemed created by this Agreement), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (2) conflict with or result in any violation of any provision of the articles of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated (whether by filing a statement with respect to shares or otherwise), of the Company or any of its Subsidiaries or (3) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04 [RESERVED].

Section 3.05 Company SEC Documents.

(a) The Company and each of its Subsidiaries have filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2018 (all such forms, documents and reports, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes- Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of Company’s Subsidiaries is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of Company included in the Company SEC Documents (the “Company Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

20

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Company relating to the Company SEC Documents. As of the date hereof, none of the Company SEC Documents is, to the knowledge of Company, the subject of ongoing SEC review.

(d) Neither Company nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries in the Company Financial Statements or other Company SEC Documents.

Section 3.06 Absence of Certain Changes.

(a) Except for the entry into the Target Merger Agreement and actions taken in relation to the transactions contemplated by the Target Merger Agreement, from January 1, 2020, through the date of this Agreement, the businesses of each of Company and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of Company or any Subsidiary of Company has undertaken any action that, if taken during the period from the date of this Agreement to the Subsequent Closing Date, would constitute a breach of clauses (i) through (v) or (ix) (solely as it relates to clauses (i) through (v)) of Section 5.01(b).

(b) Since January 1, 2020, through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.07 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Company’s management has completed an assessment of the effectiveness of Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to

21

the date hereof, management of Company has disclosed to Company’s auditors and the audit committee of the Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting, in each case, that was disclosed to Company’s auditors or the audit committee of the Board in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof. Company maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements.

Section 3.08 No Undisclosed Liabilities. There are no liabilities or obligations of Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations arising under or in accordance with this Agreement or the Target Merger Agreement, (iii) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2019, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.09 Legal Proceedings. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.10 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

22

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company material contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to possess or file the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Company and each of its Subsidiaries are in material compliance with the terms and requirements of all Company Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Company and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Data Privacy Laws; (ii) neither Company nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by Company, any of its Subsidiaries or, to the knowledge of Company, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Company or any of its Subsidiaries (“Company Data Processors”), nor has Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of Company, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of Company or its Subsidiaries; (iv) Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to Company Data Processors to obligate such persons to comply in all material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of this Agreement complies with all applicable Data Privacy Laws (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and Company’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

23

Section 3.11 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Company or any of its Subsidiaries, (vi) no claim has been made in writing or, to Company’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns of a certain type that Company or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Company or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by contract (other than commercial contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, (ix) neither Company nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of Company or any of its Subsidiaries following the Initial Closing, (x) none of Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2), and (xi) none of the Company or any of its Subsidiaries has, within the two (2) year period ending on the date hereof, been a “distributing corporation” or a “controlled corporation” (as such terms are used in Section 355 of the Code) in a distribution intended or purported to qualify in whole or in part for tax free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(b) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.11, Section 3.05, Section 3.06 (to the extent relating to Taxes) and Section 3.12 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of Company with respect to Taxes.

24

Section 3.12 Employee Benefit Plans.

(a) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to Company and its Subsidiaries, (i) each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of Company in accordance with GAAP. As of the date hereof, there are no pending or threatened material claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) (i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2016, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code and (ii) none of Company or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Company or any of its Subsidiaries to any severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Company Benefit Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Company Benefit Plan provides for, and neither Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to Company or its Subsidiaries, each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

25

Section 3.13 Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council agreement or similar labor-related agreement or arrangement, (ii) no strike, material work slowdown, work stoppage, or unfair labor practice against Company or any of its Subsidiaries is pending, or to knowledge of Company, threatened and (iii) to the knowledge of Company, no activities or proceedings of any labor union to organize any employees of Company or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of Company or any of its Subsidiaries in connection with their employment with Company or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect, Company and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of Company and its Subsidiaries.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, a Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of Company or any of its Subsidiaries or, to Company’s knowledge, threatened against Company or any of its Subsidiaries and (ii) to Company’s knowledge, no complaints or charges relating to employment practices or actions of Company or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to Company or any of its Subsidiaries.

(d) To the knowledge of Company, neither Company nor any of its Subsidiaries is party to a settlement agreement with any employee of Company or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of Company or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of Company, no material allegations of sexual harassment are pending against any employee of Company or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 3.14 Environmental Matters. Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had a would not reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that Company or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would

26

not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Company, there has been no release of any Hazardous Materials by Company or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by Company or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by Company or any of its Subsidiaries and, in each case, for which Company or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither Company nor any of its Subsidiaries has, either through contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Company has delivered or made available to the Company all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which Company may reasonably be expected to have any material liability with respect to Company and its Subsidiaries’ business and operations. The representations and warranties set forth in this Section 3.14, Section 3.03, Section 3.05, Section 3.06 and Section 3.08 are Company’s sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 3.15 Real Property.

(a) Except as would not reasonably be expected to have a Material Adverse Effect: (i) either Company or a Subsidiary of Company has good and valid title, subject to Permitted Liens, to each material Real Property owned by Company or any Subsidiary of Company (such owned property collectively, the “Owned Real Property”) and (ii) either Company or a Subsidiary of Company has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Leased Real Property”) and such leases, subleases and other agreements (collectively, the “Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Material Adverse Effect, each Real Property Lease and each Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Material Adverse Effect, no uncured default of a material nature on the part of Company or, if applicable, its Subsidiary or, to the knowledge of Company, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Real Property Lease or Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Real Property Lease or Sublease.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Owned Real Property or the Leased Real Property (each, a “Sublease”) that would reasonably be expected to adversely affect the existing use of such Owned Real Property or Leased Real Property by Company or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Owned Real Property or any portion thereof or interest therein.

27

Section 3.16 No Rights Agreement; Anti-Takeover Provisions. The Board has taken all action necessary to render inapplicable to this Agreement and the Transactions all applicable state Laws (including Subchapter F of Chapter 25 of PBCL) and any similar provisions in the Company’s articles of incorporation or bylaws. As of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state (including Pennsylvania) will prohibit or impair the Transactions contemplated by this Agreement.

Section 3.17 Customers. Section 3.17 of the Disclosure Schedules sets forth a list of the Top Company Customers. As of the date hereof, neither Company nor any of its Subsidiaries has received any written notice from any Top Company Customer that such Top Company Customer shall not continue as a customer of Company and its Subsidiaries or that such Top Company Customer intends to terminate, not renew or materially amend existing contracts with Company or any of its Subsidiaries or otherwise materially modify its business relationship with Company and its Subsidiaries, except as would not be material and adverse to Company and its Subsidiaries, taken as a whole.

Section 3.18 Brokers and Other Advisors. Except for Allen & Company LLC and J.P. Morgan Securities LLC, neither the Company nor any of the Company’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Transactions.

Section 3.19 Sale of Securities. Based in part on the representations and warranties set forth in Section 4.06, the sale of the Shares pursuant to this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Without limiting the foregoing, neither the Company nor, to the Knowledge of the Company, any other Person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Series B Preferred Stock, and neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of Series B Preferred Stock under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of Series B Preferred Stock under this Agreement to be integrated with other offerings by the Company.

Section 3.20 Listing and Maintenance Requirements. The Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ, and the Company has taken no action designed to, or which to the Knowledge of the Company is reasonably likely to have the effect of, terminating the registration of the Company Common Stock under the Exchange Act or delisting the Company Common Stock from the NASDAQ, nor has the Company received as of the date of this Agreement any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing.

28

Section 3.21 Status of Securities. As a result of the approval by the Board referred to in Section 3.03(a), the shares of Series B Preferred Stock to be issued pursuant to this Agreement, and the shares of Company Common Stock to be issued upon conversion of the Series B Preferred Stock, have been duly authorized and reserved for issuance by all necessary action. When issued and sold against receipt of the consideration therefor as provided in this Agreement or the Statement With Respect to Shares, such securities shall be validly issued, fully paid and nonassessable (whether or not the Subsequent Closing occurs), will not be subject to preemptive rights of any other stockholder of the Company, and will be free and clear of all Liens, except restrictions imposed by the Securities Act, the articles of incorporation and bylaws of the Company, Section 5.08 of this Agreement and any applicable state securities Laws and any Liens arising due to actions by or on behalf of the Investor, including Liens contemplated by the Issuer Agreement. Upon any conversion of any shares of Series B Preferred Stock into Company Common Stock pursuant to the Statement With Respect to Shares, the shares of Company Common Stock issued upon such conversion shall be validly issued, fully paid and nonassessable, and will not be subject to preemptive rights of any other stockholder of the Company, and will be free and clear of all liens, except restrictions imposed by the Securities Act, the articles of incorporation and bylaws of the Company, Section 5.08 of this Agreement and any applicable state securities Laws and any Liens arising due to actions by or on behalf of the Investor, including Liens contemplated by the Issuer Agreement. The respective rights, preferences, privileges, and restrictions of the Series B Preferred Stock and the Company Common Stock as of the Initial Closing and Subsequent Closing, as applicable, will be as stated in the articles of incorporation and bylaws of the Company (including the Statement With Respect to Shares).

Section 3.22 Indebtedness. The Company is not party to any contract, and is not subject to any provision in the Company Charter Documents or other governing documents or resolutions of the Board that, in each case, by its terms restricts, limits, prohibits or prevents the Company from paying dividends in form and the amounts contemplated by the Statement With Respect to Shares.

Section 3.23 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by the Company and its Subsidiaries (“Company Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of the Company or any of its Subsidiaries are subsisting and, to the knowledge of the Company, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of the Company and its Subsidiaries as currently conducted.

29

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, (i) the conduct of the business of the Company and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the date of this Agreement, the Company has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the date of this Agreement, there is no and has not been any legal proceeding brought by a third party against the Company or any of its Subsidiaries (or against another person who has sought indemnification from the Company or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by the Company, its Subsidiaries, its or their current products or services, or other operation of the Company’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the date of this Agreement, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Company Owned IP.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, to the knowledge of the Company, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have, since January 1, 2018 through the date of this Agreement, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Company Owned IP, that is outstanding and unresolved as of the date of this Agreement.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of the Company or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of the Company or its Subsidiaries has published, provided or disclosed, nor are the Company or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Company Owned IP, including through or in connection with any agreement requiring the Company or any of its Subsidiaries to place any software source code in escrow.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or its Subsidiaries has received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by the Company or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Company Owned IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users in the Ordinary Course of Business.

30

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Subsidiaries to grant or offer to any other person any license or other right to any Company Owned IP.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the information technology systems (“IT Systems”) used by the Company and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of the Company and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and its Subsidiaries as conducted in the 12 months prior to the date of this Agreement. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) the Company and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of the Company or its Subsidiaries or (B) to the knowledge of the Company, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of the Company or its Subsidiaries.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of the Company.

Section 3.24 Affiliate Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, the Company or its Subsidiaries, or (c) is a party to or the beneficiary of any contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

31

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificates delivered by the Investor in connection with the Transactions, the Company acknowledges that the Investor nor any person on behalf of Investor makes, and none of the Company or any person acting on behalf of the Company, has relied or is relying upon, any other express or implied representation or warranty with respect to the Investor or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the Transactions, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV, neither the Investor nor any other person will have or be subject to any liability or obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company or any other person for purposes of, or in expectation of, the Transactions.

ARTICLE IV

Representations and Warranties of the Investor

The Investor represents and warrants to the Company, as of the date hereof and as of the Subsequent Closing Date:

Section 4.01 Organization; Standing; Ownership. The Investor is a corporation duly incorporated, validly existing and in good standing under the Laws of its organization, and is a U.S. Person. The Investor has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(a) The Investor is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have an Investor Material Adverse Effect.

(b) As of the Date of this Agreement, the Investor and its Affiliates do not beneficially own any shares of Company Common Stock or any securities convertible into or exchangeable for Company Common Stock.

Section 4.02 Authority; Noncontravention. The Investor has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the Transactions. The execution and delivery by the Investor and the other Transaction Documents of this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors (or equivalent) of the Investor, and no other

32

corporate proceedings on the part of the Investor or vote of the Investor’s equityholders are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the Investor, and assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of the Investor, enforceable against it, in accordance with its terms, except as such enforcement may be subject to the Bankruptcy and Equity Exceptions. Neither the execution and delivery of this Agreement or the other Transaction Documents by the Investor, nor the consummation of the Transactions by the Investor, nor performance or compliance by the Investor with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) of the Investor or (ii) violate any law, order or judgment applicable to the Investor or violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) under any of the terms, conditions or provisions of any contract to which the Investor is a party or accelerate the Investor’s obligations under any such contract, except, in the case of clause (ii), as would not, individually reasonably be expected to have an Investor Material Adverse Effect.

Section 4.03 Governmental Approvals. Except for (a) the filing by the Company of the Statement With Respect to Shares with the Pennsylvania Department of State and (b) filings required under, and compliance with other applicable requirements of, the HSR Act and the antitrust Laws and any Laws with respect to foreign investment set forth on Section 4.03 of the Disclosure Schedules, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the Investor, the performance by the Investor of its obligations hereunder and thereunder and the consummation by the Investor of the Transactions, other than such other consents, approvals, filings, licenses, permits, authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect. The Bain Group does not hold five percent (5%) or more of the voting securities or non-corporate interests (as “hold,” “voting securities,” and “non-corporate interests” are defined under 16 CFR 801) of any entity that competes with the Company or the Target, to the extent that any such holdings would reasonably be expected to prevent or materially delay the expiration or termination of the waiting period or the obtaining or receiving of any consent or approval under the HSR Act or any other antitrust or foreign investment Law in connection with the Transactions. For purposes of giving the representations and warranties in this Section 4.03, it is acknowledged and agreed that the Investor has relied on the information regarding the Company and its Subsidiaries that has been provided to the Investor’s Representatives by the Company and its Representatives.

Section 4.04 Financing.

(a) As of the date hereof, the Investor has delivered to the Company a true and complete copy of the Equity Commitment Letter, pursuant to which Bain Capital Fund XII, L.P., Bain Capital Fund (DE) XII, L.P. and Bain Capital Fund (Lux) XII, SCSp (collectively, the “Equity Provider”), have committed, subject only to the terms and conditions thereof, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof; and (B) the Investor and Equity Provider

33

will not oppose the granting of an injunction, specific performance or other equitable relief seeking to enforce the obligations under the Equity Commitment Letter on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity in connection with the exercise of such third party beneficiary rights.

(b) (i) The Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified as of the date hereof and as of the date of the Subsequent Closing; (ii) as of the date hereof no such amendment or modification is contemplated; and (iii) as of the date hereof the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other contracts, agreements, side letters or arrangements to which the Investor is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.

(c) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Initial Investment Purchase Price at the Initial Closing and the Subsequent Investment Purchase Price at the Subsequent Closing, on the terms and subject to the conditions contemplated in this Agreement. The Company acknowledges (x) the separate corporate existence of the Investor and (y) that the sole asset of the Investor is cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to the Investor unless and until the Initial Closing occurs pursuant to the terms and conditions of this Agreement.

(d) As of the date hereof, the Equity Commitment Letter (in the form delivered by the Investor to the Company) is in full force and effect and constitutes the legal, valid and binding obligations of the Investor and Equity Provider, as applicable, enforceable against the Investor and Equity Provider, as applicable, in accordance with their terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity. Assuming the accuracy of the representations and warranties set forth in Article III in all respects as of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the Investor or Equity Provider pursuant to the Equity Commitment Letter. Subject to the Company’s compliance with this Agreement and the satisfaction (or waiver) of the conditions set forth in Section 2.02(b)(i), as of the date hereof, the Investor has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date of the hereof, the Investor has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Equity Commitment Letter.

34

Section 4.05 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Investor or any of its Affilates, except for Persons, if any, whose fees and expenses will be paid by the Investor.

Section 4.06 Securities Act Representations.

(a) The Investor is an accredited investor (as defined in Rule 501 of the Securities Act), and is aware that the sale of the Shares is being made in reliance on a private placement exemption from registration under the Securities Act. The Investor is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Investor is acquiring the Shares (and any shares of Company Common Stock issuable upon conversion of the Shares) for its own account, and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” law, or with any present intention of distributing or selling such Shares (or any shares of Company Common Stock issuable upon conversion of the Shares) and agrees not to reoffer or resell the Shares in violation of the Securities Act. The Investor has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in such Shares (and any shares of Company Common Stock issuable upon conversion of the Shares) and is capable of bearing the economic risks of such investment. The Investor has been provided a reasonable opportunity to undertake and has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(b) Neither the Investor nor any of its Affiliates is acting in concert, and neither the Investor nor any of its Affiliates has any agreement or understanding, with any Person that is not an Affiliate of the Investor, and is not otherwise a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act), with respect to the Company or its securities, in each case, other than with respect to any bona fide loan from one or more financial institutions.

Section 4.07 No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Transactions, the Investor acknowledges that neither the Company nor any person on behalf of the Company makes, and none of the Investor or any person acting on behalf of the Investor has relied or is relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, or with respect to any other information provided or made available to the Investor in connection with the transactions contemplated hereby or the transactions contemplated by the Target Merger Agreement, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article III, neither the Company nor any other person will have or be subject to any liability or obligation to the Investor or any other person resulting from the distribution or failure to distribute to the Investor, or the Investor’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Investor in any electronic data room maintained by the Company for purposes of, or in expectation of, the transactions contemplated by this Agreement.

35

ARTICLE V

Additional Agreements

Section 5.01 Negative Covenants.

(a) From and after the date hereof until the earlier of the Subsequent Closing or the Investor End Date (or, if earlier, termination of the Target Merger Agreement), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of the Investor (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated, required or permitted by this Agreement (including the Statement With Respect to Shares) or required by the Target Merger Agreement, (iv) in connection with a Company COVID Action,, or (v) as set forth in Section 5.01 of the Disclosure Schedules, the Company covenants and agrees that it shall use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the Ordinary Course of Business; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.01(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit the Company or its Subsidiaries from taking, any Company COVID Action.

(b) The Company agrees with the Investor, on behalf of itself and its Subsidiaries, that, from the date hereof and prior to the earlier of the Subsequent Closing and the Investor End Date (or, if earlier, termination of the Target Merger Agreement), except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or Company Benefit Plan, (ii) with the prior written consent of the Investor (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated, required or permitted by this Agreement or required by the Target Merger Agreement, (iv) in connection with a Company COVID Action, , or (v) as set forth in Section 5.01 of the Disclosure Schedules, the Company:

(i) shall not amend or restate any Company Charter Document;

(ii) shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of the Company which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii) shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by the Company or is not a wholly owned (direct or indirect) Subsidiary of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any other wholly owned (direct or indirect) Subsidiary of the Company;

36

(iv) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, in each case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions;

(v) shall not, and shall not permit any of such Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person except for such acquisitions for an amount not to exceed $100 million in value in the aggregate (for all such transactions), in each case that would not reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, the other Transaction Documents or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions, (C) materially increase the risk of not being able to remove any such order on appeal or otherwise, or (D) prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the other Transaction Documents;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement, the Statement With Respect to Shares or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company stock awards outstanding on the date hereof, (B) the sale of shares of Company Common Stock pursuant to the exercise of options or the settlement of any Company stock awards, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the date hereof, (C) grants of equity awards in the Ordinary Course of Business, in amounts consistent with past practice, pursuant to any Company Benefit Plan, and (D) the issuance of shares of Company Common Stock or the grant of equity awards in connection with the acquisition of any business or material amount of assets from any other person that is permitted by the terms of this Agreement or the Statement With Respect to Shares;

37

(vii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the Acquisition Debt Financing) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions;

(viii) shall not and shall not permit any of its Subsidiaries to directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries or in connection with the exercise of any options, or the vesting or settlement of any Company equity awards issued in the Ordinary Course of Business; or

(ix) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (viii) of this Section 5.01(b).

Section 5.02 Reasonable Best Efforts; Filings.

(a) Subject to the terms and conditions of this Agreement, each of the Company and the Investor shall cooperate with each other and use (and shall cause its Subsidiaries to use) its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders, the expiration or termination of all applicable waiting periods, and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(b) The Company and the Investor agree to make an appropriate filing of a Notification and Report Form (the “Initial HSR Form”) pursuant to the HSR Act with respect to the transactions contemplated by the Initial Closing (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement and in any event no later than ten (10) Business

38

Days (unless the Parties mutually agree to a later date), and to supply, as advisable, as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and the Company and the Investor agree to use reasonable best efforts to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents that may be required pursuant to the HSR Act, so as to enable the parties hereto to consummate the Transactions. The date upon which any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, relating to the transactions contemplated by the Initial Closing, the “Initial HSR Approval”.

(c) To the extent required by Law, the Company and the Investor agree to make, if necessary, an appropriate filing of a Notification and Report Form (the “Subsequent HSR Form”, and together with the Initial HSR Form, the “HSR Forms”) pursuant to the HSR Act with respect to the transactions contemplated by the Subsequent Closing (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) in no event later than such time as would permit the Subsequent Closing Date to occur prior to the closing of the Target Merger Agreement, and to supply, as advisable, as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and the Company and the Investor agree to use reasonable best efforts to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents that may be required pursuant to the HSR Act, so as to enable the parties hereto to consummate the Transactions.

(d) Each of the Company and the Investor shall (i) cooperate in all respects with the other party in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by the Company or the Investor, as the case may be, from or given by the Company or the Investor to, as the case may be, the Federal Trade Commission (“FTC”), the Department of Justice (“DOJ”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to such party and its respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Entity in connection with the Transactions, provided that materials furnished pursuant to this Section 5.02 may be redacted (a) to remove references concerning the valuation of the Company and the Transactions or other confidential information, (b) as necessary to comply with contractual arrangements, and (c) as necessary to address reasonable privilege concerns, and the Parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.02 as “counsel only” or, as appropriate, as “outside counsel only”, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

39

(e) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.02 or elsewhere in this Agreement shall require Investor to take any action with respect to any of its Affiliates or its direct or indirect portfolio companies or other investments, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such Affiliates or any direct or indirect portfolio companies or other investments of investment funds advised or managed by one or more Affiliates of Investor. The parties understand and agree that all obligations of Investor related the HSR Act and any other to regulatory approvals shall be governed exclusively by this Section 5.02.

(f) Each of the Company and the Investor shall not take or agree to take, and shall cause their respective controlled Affiliates not to take or agree to take, any action that would be reasonably likely to prevent or materially delay the consummation of the Transactions or receipt of any governmental approvals that are conditions to the Subsequent Closing pursuant to Article VI.

Section 5.03 Corporate Actions.

(a) At any time that any Series B Preferred Stock is outstanding, the Company shall:

(i) from time to time take all lawful action within its control to cause the authorized capital stock of the Company to include a sufficient number of authorized but unissued shares of Company Common Stock to satisfy the conversion requirements of all shares of the Series B Preferred Stock then outstanding;

(ii) take such actions as reasonably requested by the Investor as may be necessary to render inapplicable any control share acquisition, interested stockholder, business combination or similar anti-takeover provision in the Company Charter Documents or under Chapter 25 of the PBCL or other similar Law that is or could become applicable to the Investor Parties as a result of the Transactions, including the Company’s issuance of Company Common Stock upon conversion of the Series B Preferred Stock;

(iii) not effect any voluntary deregistration under the Exchange Act or any voluntary delisting with the NASDAQ (or any other national securities exchange upon which the Company Common Stock may subsequently be principally listed) in respect of the Company Common Stock other than in connection with a Fundamental Change pursuant to which the Company satisfies in full its obligations under the applicable provisions of the Statement With Respect to Shares, unless the prior written approval of the holders of a majority of the Series B Preferred Stock issued and outstanding has been obtained;

(iv) not alter or change the rights, preferences or privileges of the Series B Preferred Stock or amend, modify or supplement any provision of the articles of incorporation and bylaws of the Company in a manner that adversely affects the rights, powers, preferences or privileges of the Series B Preferred Stock in each case, unless the prior written approval of the holders of a majority of the Series B Preferred Stock issued and outstanding has been obtained;

40

(v) not authorize or issue any Senior Stock, or amend or alter the Company’s articles of incorporation to increase the number of authorized or issued shares of Series B Preferred Stock, in each case unless the prior written approval of the holders of a majority of the Series B Preferred Stock issued and outstanding has been obtained; and

(vi) so long as the Investor continues to beneficially own at least 5% of the aggregate number of shares of Series B Preferred Stock issued at the Initial Closing (if the Subsequent Closing has not occurred) or the Initial Closing and the Subsequent Closing (if the Subsequent Closing has occurred), unless the Investor otherwise consents in writing, not authorize or issue any Parity Stock other than in connection with Permitted Issuances.

(b) If any occurrence since the date of this Agreement until the Subsequent Closing would have resulted in an adjustment to the Conversion Price with respect to the Series B-2 Preferred Stock or the Series B-3 Preferred Stock pursuant to the Statement With Respect to Shares if such Series B-2 Preferred Stock or Series B-3 Preferred Stock, as applicable, had been issued and outstanding since the date of this Agreement, the Company shall adjust the Conversion Price with respect to such Series B-2 Preferred Stock or the Series B-3 Preferred Stock, as applicable, effective as of the Subsequent Closing, in the same manner as would have been required by the Statement With Respect to Shares if such Series B-2 Preferred Stock or Series B-3 Preferred Stock, as applicable, had been issued and outstanding since the date of this Agreement.

Section 5.04 Public Announcements. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by the Investor or its Affiliates without the prior written approval of the Company, unless required by Law (based on the advice of counsel) in which case the Company shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication. Notwithstanding the foregoing (but subject to the terms of the Confidentiality Agreement and Section 5.05), the Investor and its Affiliates shall not be restricted from (a) making any filings and disclosures required under applicable laws (including Sections 13 and 16 of the Exchange Act) and (b) communicating with their respective investors and potential investors in connection with marketing, informational or reporting activities; provided that in the case of clause (b), the recipient of such information is subject to a customary obligation to keep such information confidential.

Section 5.05 Confidentiality. Until two years after the Investor no longer owns any Series B Preferred Stock or Company Common Stock issued upon conversion of the Preferred Stock, the Investor will, and will cause its Affiliates and its and their respective Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company, its Subsidiaries or its Affiliates that has been or may be furnished to the Investor, its Affiliates or their respective Representatives by or on behalf of the Company or any of its Representatives pursuant to this Agreement, the Confidentiality Agreement or the Target

41

Merger Agreement (collectively referred to as the “Confidential Information”) and to use the Confidential Information solely for the purposes of monitoring, administering or managing the Investor Parties’ investment in the Company made pursuant to this Agreement, including the enforcement of the Investor Parties’ rights in respect of such investment and defending any claim or action made in relation to such investment (a “Permitted Purpose”), provided that the Confidential Information shall not include information that (i) was or becomes available to the public other than as a result of a disclosure by the Investor, any of its Affiliates or any of their respective Representatives in violation of this Section 5.05, (ii) was or becomes available to the Investor, any of its Affiliates or any of their respective Representatives from a source other than the Company or its Representatives, provided that that such source was not, to the Investor’s knowledge after due inquiry, subject to any legally binding obligation (whether by agreement or otherwise) to keep such information confidential, (iii) at the time of disclosure is already in the possession of the Investor, any of its Affiliates or any of their respective Representatives, provided that such information is not, to the Investor’s knowledge after due inquiry, subject to any legally binding obligation (whether by agreement or otherwise) to keep such information confidential, or (iv) was independently developed by the Investor, any of its Affiliates or any of their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information. The Investor agrees, on behalf of itself and its Affiliates and its and their respective Representatives, that Confidential Information may be disclosed solely (i) to the Investor’s Affiliates and its and their respective Representatives to the extent required for a Permitted Purpose, and in any event shall not be shared with any such Representative who, to the knowledge of the Investor, has an employment, director, officer, operating partner or similar relationship with a Competitor, (ii) to its stockholders, limited partners, members or other owners (including any listed entity that is an investor in an Affiliate of the Investor), who are subject to customary confidentiality obligations, as part of ordinary course reporting or review procedure or in connection with such Person’s ordinary course fundraising, transactional or reporting activities, as the case may be, and (iii) in the event that the Investor, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable Law, regulation, judgment, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances the Investor, its Affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permitted, provide notice to the Company sufficiently in advance of any such disclosure so that the Company will have a reasonable opportunity to timely seek to limit, condition or quash such disclosure (in which case the Investor shall use reasonable efforts to assist the Company in this respect). The Confidentiality Agreement shall terminate simultaneously with the Initial Closing.

Section 5.06 NASDAQ Listing of Shares. To the extent the Company has not done so prior to the date of this Agreement, the Company shall promptly apply to cause the aggregate number of shares of Company Common Stock issuable upon the conversion of the Series B Preferred Stock issued to the Investor pursuant to this Agreement and required to be issued to the Investor pursuant to the Statement With Respect to Shares to be approved for listing on the NASDAQ, subject to official notice of issuance, or such other primary exchange as to which the Common Stock is then admitted for trading.

42

Section 5.07 Standstill. The Investor agrees that during the Standstill Period, without the prior written approval of the Board, the Investor will not, directly or indirectly, and will cause its Affiliates not to:

(a) acquire, offer or seek to acquire, agree to acquire or make a public proposal to acquire, by purchase or otherwise, any securities of the Company, any securities convertible into or exchangeable for any such securities, any options or other derivative securities or contracts or instruments in any way related to the price of shares of Company Common Stock or any assets or property of the Company or any Subsidiary of the Company that results in the Investor having beneficial ownership of more than the Maximum Percentage of the shares of the Company Common Stock outstanding at such time (assuming the conversion of the Series B Preferred Stock) (but in any case excluding (i) any issuance by the Company of shares of Company Common Stock or options, warrants or other rights to acquire Company Common Stock (or the exercise thereof) to any Investor Director as compensation for their membership on the Board, and (ii) the acquisition of the shares of Company Common Stock issuable upon conversion of the Series B Preferred Stock);

(b) make or in any way encourage or participate in any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in the rules of the SEC, to vote, or knowingly seek to advise or influence any Person with respect to voting of, any voting securities of the Company or call or seek to call a meeting of the Company’s shareholders or initiate any stockholder proposal for action by the Company’s shareholders, or other than with respect to the Investor Director, seek election to or to place a representative on the Board or seek the removal of any director from the Board;

(c) make any public announcement with respect to, or seek or propose any merger or business combination, tender or exchange offer, recapitalization, reorganization or purchase of a material portion of the assets, properties or securities of the Company, or any other extraordinary transaction involving the Company, or enter into any discussions, negotiations, arrangements, understandings or agreements with any other Person regarding any of the foregoing; provided, however, that this clause (c) shall not preclude the tender by the Investor or its Affiliates of any securities of the Company into any tender or exchange offer or the vote by the Investor or its Affiliates of any voting securities of the Company with respect to any Fundamental Change in accordance with the recommendation of the Board;

(d) otherwise act, alone or in concert with others, to control or seek to control, advise or knowingly influence, in any manner, management or the board of directors, or the policies of the Company or any of its Subsidiaries (other than the Investor Director acting in his or her capacity as a member of the Board or voting at a meeting of the Company’s shareholders);

(e) acquire, offer or seek to acquire, by purchase or otherwise, any debt securities of the Company;

(f) make any proposal or statement of inquiry or disclose any intention, plan or arrangement inconsistent with any of the foregoing;

43

(g) advise, assist, knowingly encourage or direct any Person to do, or to advise, assist, encourage or direct any other Person to do, any of the foregoing

(h) take any action that would or would reasonably be expected to require the Company to make a public announcement regarding the possibility of a transaction or any of the events described in this Section 5.07;

(i) enter into any discussions, negotiations, communications, arrangements or understandings with any third party (including security holders of the Company, but excluding, for the avoidance of doubt, the Investor Parties) with respect to any of the foregoing, including, without limitation, forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party (excluding, for the avoidance of doubt, the Investor Parties) with respect to the Company or any securities of the Company or otherwise in connection with any of the foregoing

(j) request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 5.07; or

(k) contest the validity of this Section 5.07 or make, initiate, take or participate in any demand, action (legal or otherwise) or proposal to amend, waive or terminate any provision of this Section 5.07;

provided, however, that nothing in this Section 5.07 will limit (1) the Investor Parties’ ability to vote, Transfer (subject to Section 5.08), convert (in accordance with the limitations in the Statement With Respect to Shares) or otherwise exercise rights under its Company Common Stock or Series B Preferred Stock or (2) the ability of any Investor Director to vote or otherwise exercise its fiduciary duties or otherwise act in its capacity as a member of the Board. Notwithstanding anything to the contrary in this Section 5.07, the Investor and its Affiliates may at any time communicate privately with the Company’s directors, officers or advisors or submit to the Board one or more confidential proposals or offers for a transaction (including a transaction that, if consummated, would result in a Fundamental Change), so long as, in each case, such communications and submissions are not intended to, and would not reasonably be expected to, require any public disclosure by the Company of such communications or submissions, as applicable.

Section 5.08 Transfer Restrictions.

(a) Except as otherwise permitted in this Agreement or as expressly contemplated by Section 5.08(b), with respect to the Series B-1 Preferred Shares until the later of (i) the 12-month anniversary of the Initial Closing and (ii) the first to occur of (A) the Subsequent Closing and (B) the termination of the Target Merger Agreement and, with respect to the Series B-2 Preferred Shares and Series B-3 Preferred Shares (if any), until the 12-month anniversary of the Subsequent Closing Date (such period, the “Restricted Period”), the Investor Parties will not Transfer any Series B Preferred Stock or any Company Common Stock issued upon conversion of any Series B Preferred Stock. Following the expiry of the Restricted Period, the Investor Parties will not at any time knowingly Transfer any shares of Series B Preferred Stock to a non-U.S. Person (other than in underwritten offerings and broadly distributed sales pursuant to Rule 144A

44

and/or similar sales) or knowingly Transfer any shares of Company Common Stock to (x) any Competitor (including any Activist Investor), or (y) any Person who, upon the occurrence of such Transfer, would beneficially own more than 5% of the outstanding shares of Company Common Stock (in each case, other than in underwritten offerings and pursuant to Rule 144 under the Securities Act).

(b) Notwithstanding Section 5.08(a), the Investor Parties shall be permitted to Transfer any portion or all of their Series B Preferred Stock or Company Common Stock issued upon conversion of the Series B Preferred Stock at any time under the following circumstances:

(i) Transfers of (A) Series B-1 Preferred Shares following the Restricted Period or (B) Series B-2 Preferred Shares or Series B-3 Preferred Shares, in the case of each of clauses (A) and (B), to any Permitted Transferees of the Investor, but only if the transferee agrees in writing prior to such Transfer for the express benefit of the Company (in form and substance reasonably satisfactory to the Company and with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement and if the transferee and the transferor agree in writing for the express benefit of the Company that the transferee shall Transfer the Series B Preferred Stock or Company Common Stock so Transferred back to the transferor at or before such time as the transferee ceases to be a Permitted Transferee of the transferor;

(ii) Transfers to the Company or its Subsidiaries;

(iii) Subject to Section 5.07, Transfers pursuant to a merger, tender offer, recapitalization, consolidation or exchange offer or other business combination, acquisition of assets or similar transaction or otherwise, in each case, following an announcement of any Fundamental Change transaction involving the Company or any Subsidiary;

(iv) Transfers in connection with, and only after the commencement of, bankruptcy, insolvency or other similar reorganization proceedings;

(v) Transfers for cash to a Person that is not an affiliate of the Investor to the extent necessary to satisfy a bona fide prepayment requirement under any Back Leverage;

(vi) Transfers in connection with a mortgage, hypothecation and/or pledge to a financial institution or other lender or any agent therefor to secure any Back Leverage and the exercise of any rights thereunder by any such financial institution or lender or any agent therefor, including the foreclosure and subsequent sale of the securities; and

(vii) Transfers that have been approved in writing by the Board.

(c) Any attempted Transfer in violation of this Section 5.08 shall be null and void ab initio.

45

Section 5.09 [RESERVED].

Section 5.10 Legend.

(a) All certificates or other instruments representing the Preferred Stock or Company Common Stock issued upon conversion of the Preferred Stock will bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS, OR EXCEPT, WITH RESPECT TO ANY COMPANY COMMON STOCK, WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, OR.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF MARCH __, 2021, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

(b) Upon request of the applicable Investor Party, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities laws, the Company shall promptly cause the first paragraph of the legend to be removed from any certificate for any Series B Preferred Stock or Company Common Stock to be Transferred in accordance with the terms of this Agreement and the second paragraph of the legend shall be removed upon the expiration of such transfer and other restrictions set forth in this Agreement (and, for the avoidance of doubt, at the request of the holder, in connection with any termination of this Agreement).

Section 5.11 Board Matters; Election of Directors.

(a) Following the Initial Closing and until the occurrence of the Fall-Away of Investor Board Rights, the Investor shall have the right to nominate the Investor Director Designee. Effective as of the Initial Closing, the Company and the Board will increase the size of the Board to accommodate the election of such individual (unless there is a vacancy in the Board at such time) and the Board shall elect Stephen Pagliuca to the Board to serve as the initial Investor Director Designee. The election or appointment of the Investor Director Designee shall be subject to satisfaction of all requirements set forth in the Company’s corporate governance guidelines, code of business conduct and ethics and insider trading policy in effect from time to time and applicable to other non-executive directors (the “Specified Guidelines”). No Investor Director Designee shall be required to qualify as an independent director under applicable stock exchange rules and federal securities laws and regulations. Following the Initial Closing and until the occurrence of the Fall-Away of Investor Board Rights, the Investor shall continue to have the right to nominate the Investor Director Designee. The Company will reimburse the Investor Director

46

and any observer appointed pursuant to Section 5.11(b) for their respective reasonable and documented out-of-pocket expenses incurred in connection with travel to or from and attendance at each meeting of the Board consistent with reimbursement policies of the Company applicable to non-executive directors of the Board. The Investor Director will receive compensation no less favorable than such compensation received by other non-executive directors of the Board. The Investor Director shall have the right to serve on all committees of the Board, subject to applicable legal and stock exchange requirements. The Investor agrees, upon the Company’s request, to timely provide the Company with accurate and complete information relating to the Investor Director as may be required to be disclosed by the Company under the Exchange Act and the rules and regulations promulgated thereunder and to make any necessary independence determinations, including for service on Board committees. Upon the occurrence of the Fall-Away of Investor Board Rights, at the written request of the Board, the Investor Director shall resign, and the Investor shall cause the Investor Director immediately to resign, from the Board effective as of the date of the Fall-Away of Investor Board Rights.

(b) Following the Initial Closing and until the occurrence of the Fall-Away of Investor Board Rights, the Investor shall have the right (in addition to the rights set forth in Section 5.11(a)) to designate a non-voting observer of the Board (the “Investor Observer”) reasonably satisfactory to the Board (it being agreed that Joseph Robbins is satisfactory to the Board). The Investor Observer shall be entitled to (i) attend, strictly as an observer, meetings of each committee of the Board, subject to applicable legal and stock exchange requirements, other than the Segment Operations Committees of Board and any similar committees that may be formed in the future and (ii) receive notice of and have the right to attend, strictly as an observer, meetings of the Board, and the Company shall provide the observer with copies of all notices, minutes, consents and other material in connection therewith at the same time as such materials are distributed to members of the Board; provided, that (A) the Investor shall cause the Investor Observer to agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to the observer pursuant hereto and (B) the Company and the Board shall have the right to withhold any information and to exclude the Investor Observer from any meeting or portion thereof if doing so is, in the opinion of outside counsel to the Company, advisable or necessary to protect the attorney-client privilege between the Company and counsel or work product protection, violate any Law or violate the terms of any confidentiality agreement or other contract with a third party. In order to be eligible to serve in such capacity, the Investor Observer shall provide a written undertaking to the Company agreeing to be subject to, bound by and duly comply with a standard confidentiality agreement in a form acceptable to the Company, the code of conduct and other policies of the Company, in each case, to the extent applicable to non-executive directors of the Company. The Investor Observer shall have no right to vote on any matters presented to the Board or any Board committee or be entitled to receive any compensation in his or her capacity as Investor Observer. Any action taken by the Board at any meeting will not be invalidated by the absence of the Investor Observer at such meeting. All obligations of the Company pursuant to this Section 5.11(b) shall terminate, and, upon request by the Board, the Investor shall cause the Investor Observer to resign promptly from his or position as a non-voting observer, in each case upon the Investor ceasing to have the right to designate the Investor Observer pursuant to this Section 5.11.

47

(c) Following the Initial Closing and until the occurrence of the Fall-Away of Investor Board Rights, at any annual meeting of the Company’s stockholders at which the term of the Investor Director shall expire, the Investor shall have the right to designate, in accordance with the articles of incorporation and bylaws of the Company and the PBCL and in accordance with the provisions of this Section 5.11, the Investor Director Designee. The Company and the Board shall (i) include each Investor Director Designee designated by the Investor in accordance with this Section 5.11 in the Company’s slate of nominees for the applicable meeting of the Company’s stockholders (whether in the Company’s proxy statement or otherwise), (ii) recommend that the Company’s stockholders vote in favor of such Investor Director Designee, (iii) use its reasonable best efforts to support such nominees with substantially the same level of efforts and support as is used and/or provided for the other director nominees of the Company with respect to the applicable meeting of stockholders, (iv) cause the Board to have sufficient vacancies to permit such Investor Director Designee to be elected as a member of the Board and (v) so long as any Investor Director Designee is eligible to be so designated in accordance with this Section 5.11, not take any action to remove such person as such a director without cause without the prior written consent of the Investor. The Investor shall not be required to comply with the advance notice provisions generally applicable to the nomination of directors by the Company so long as the Investor provides reasonable advance notice to the Company of the Investor Director Designee prior to the mailing of the proxy statement by the Company (provided, that upon the request of the Investor the Company shall provide reasonable advance notice to the Investor of the expected mailing date). For the avoidance of doubt, failure of the stockholders of the Company to elect any Investor Director Designee to the Board shall not affect the right of the Investor to nominate directors for election pursuant to this Section 5.11 in any future election of directors.

(d) In the event of the death, disability, resignation or removal of the Investor Director as a member of the Board (other than pursuant to Section 5.11(c)), the Investor may designate an Investor Director Designee (in accordance with the process set forth in Section 5.11(a)) to replace such director and the Company shall cause such Investor Director Designee to fill such resulting vacancy. In the event of the death, disability, resignation or removal of the Investor Observer, the Investor may designate an observer designee (in accordance with the process set forth in Section 5.11(b)) to replace such observer.

(e) The Company agrees to negotiate in good faith the form of, and agrees to enter into, a customary director indemnification agreement with the Investor Director no less favorable than with other non-executive members of the Board and including customary provisions as agreed by the parties in good faith, and the Company shall indemnify the Investor Director and provide the Investor Director with director and officer insurance to the same extent as it indemnifies and provides such insurance to other non-executive members of the Board, pursuant to the articles of incorporation and bylaws of the Company, the PBCL or otherwise. The Company acknowledges and agrees that the Company shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided in the Company’s articles of incorporation, bylaws and/or any indemnification agreement entered into between the Company and the Investor Director (such that the Company’s obligations to such indemnitees are primary), and the Company agrees to include customary “Levy Provisions” with respect to the foregoing in any such indemnification agreement.

48

(f) To the fullest extent permitted by the PBCL and subject to any express agreement that may from time to time be in effect, the Company agrees that any Investor Director Designee, Investor Observer, the Investor and any other member of the Bain Group or any portfolio company thereof (collectively, “Covered Persons”) may, and shall have no duty not to, (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its Affiliates; and/or (iii) make investments in any kind of property in which the Company may make investments. To the fullest extent permitted by the PBCL, the Company renounces any interest or expectancy to participate in any business or investments of any Covered Person as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person and shall indemnify a Covered Person against any claim that such Covered Person is liable to the Company or its stockholders for breach of any fiduciary duty solely by reason of such person’s participation in any such business or investment. The Company shall pay in advance any expenses incurred in defense of such claim as provided in this provision except to the extent that a Covered Person is determined by a final, non-appealable order of a Delaware court having competent jurisdiction (or any other judgement which is not appealed in the applicable time) that such Covered Person is not entitled to indemnification under this Section 5.11(f), in which case any such advanced expenses shall be promptly reimbursed to the Company. The Company agrees that in the event that a Covered Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Person and (y) the Company or its Subsidiaries, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Company or its Subsidiaries, except for any corporate opportunity which is expressly offered to a Covered Person in writing stating that such offer is intended for such Covered Person in his or her capacity as a member of the Board. To the fullest extent permitted by the PBCL, the Company hereby renounces any interest or expectancy in any potential transaction or matter of which the Covered Person acquires knowledge. The Company shall pay in advance any expenses incurred in defense of such claim as provided in this provision, except to the extent that a Covered Person is determined by a final, non-appealable order of a Delaware court having competent jurisdiction (or any other judgment which is not appealed in the applicable time) to have breached this Section 5.11(f) in which case any such advanced expenses shall be promptly reimbursed to the Company.

(g) For so long as an Investor Director Designee is on the Board, (i) such Investor Director Designee shall be subject to the Specified Guidelines, but the Company shall not implement or maintain any trading policy, equity ownership guidelines (including with respect to the use of Rule 10b5-1 plans and preclearance or notification to the Company of any trades in the Company’s securities) or similar guideline or policy with respect to the trading of securities of the Company that applies to the Investor or its Affiliates (including a policy that limits, prohibits or restricts the Investor or its Affiliates from entering into any hedging or derivative arrangements), in each case other than with respect to any Investor Director Designee solely in his or her individual capacity, except as provided herein, or that imposes confidentiality obligations on any Investor Director Designee that are inconsistent with the Confidentiality Agreement, (ii) any share ownership requirement for any Investor Director Designee serving on the Board shall be deemed satisfied by the securities owned by the Bain Group and/or its Affiliates and under no circumstances shall any of such policies, procedures, processes, codes, rules, standards and guidelines impose any restrictions on the Bain Group’s or its Affiliates’ transfers of securities pursuant to the terms and conditions of the Registration Rights Agreement and (iii) under no

49

circumstances shall any policy, procedure, code, rule, standard or guideline applicable to the Board be violated by any Investor Director Designee (x) accepting an invitation to serve on another board of directors of a company that competes (or whose Subsidiaries compete) in any material respect with the business of the Company or failing to notify an officer or director of the Company prior to doing so (provided, however, that the Investor Director Designee shall be subject to customary recusal requirements of the Board), (y) receiving compensation from the Bain Group or any of its Affiliates, or (z) failing to offer his or her resignation from the Board of Directors except as otherwise expressly provided in this Agreement or pursuant to any majority voting policy adopted by the Board of Directors, and, in each case of (i), (ii) and (iii), it is agreed that any such policies in effect from time to time that purport to impose terms inconsistent with this Section 5.11 shall not apply to the extent inconsistent with this Section 5.11. Notwithstanding the foregoing, the Investor acknowledges and agrees, and will advise each Person who receive any Confidential Information subject to Section 5.05, that the Confidential Information may include material non-public information regarding the Company or its Subsidiaries, and the Investor hereby further acknowledges that it is aware, and that it will advise such Persons, that the United States federal securities laws prohibit persons with material non-public information about a company obtained directly or indirectly from such company from purchasing or selling securities of such company on the basis of such information or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities on the basis of such information.

(h) At each meeting of the shareholders of the Company involving the election of directors following the receipt of the Initial HSR Approval and at every postponement or adjournment thereof, the Investor shall, and shall cause the Investor Parties to, take such action as may be required so that all of the voting equity securities of the Company beneficially owned, directly or indirectly, by the Investor Parties and entitled to vote at such meeting of shareholders are voted in favor of each director nominated or recommended by the Board for election.

Section 5.12 Tax Matters.

(a) The Company and its paying agent shall be entitled to withhold Taxes on all payments on the Series B Preferred Stock or Company Common Stock or other securities issued upon conversion of the Series B Preferred Stock in each case to the extent required by applicable Law. The Company shall promptly notify the Investor if it determines that it has such requirement to withhold and give the Investor a reasonable opportunity to provide any form or certificate to reduce or eliminate such withholding. Within a reasonable amount of time after making such withholding payment, the Company shall furnish the Investor with copies of any tax certificate, receipt or other documentation reasonably acceptable to the Investor evidencing such payment. On the Initial Closing Date, the Investor shall deliver to the Company or its paying agent a duly executed, valid, accurate and properly completed IRS Form W-9 or an appropriate IRS Form W-8, as applicable.

(b) Absent a change in law or IRS practice, or a contrary determination (as defined in Section 1313(a) of the Code), the Investor and the Company agree not to treat the Series B Preferred Stock (based on their terms as set forth in the Statement With Respect to Shares) as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulations Section 1.305-5, for U.S. federal and applicable state and local income Tax and withholding Tax purposes, and shall not take any position inconsistent with such treatment.

50

(c) The Company shall pay any and all documentary, stamp and similar issue or transfer Tax due on (i) the issuance of the Series B Preferred Stock and (ii) the issuance of shares of Company Common Stock upon conversion of the Series B Preferred Stock. However, in the case of conversion of Series B Preferred Stock, the Company shall not be required to pay any Tax or duty that may be payable in respect of any transfer involved in the issuance and delivery of shares of Company Common Stock or Series B Preferred Stock to a beneficial owner other than the beneficial owner of the Preferred Stock immediately prior to such conversion, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such Tax or duty, or has established to the satisfaction of the Company that such Tax or duty has been paid.

Section 5.13 Use of Proceeds. The Company shall use the proceeds from the issuance and sale of the Shares (a) to finance the cash consideration payable and to pay for any costs, fees and expenses incurred in connection with the Target Acquisition and/or (b) for general corporate purposes.

Section 5.14 Back Leverage Cooperation. If requested by the Investor, the Company will provide the following cooperation in connection with the Investor obtaining any Back Leverage (i) subject to applicable law, using reasonable best efforts to (A) remove any restrictive legends on certificates representing the Shares (and any shares of Company Common Stock issued upon conversion of the Shares) and record such Shares (and such shares of Company Common Stock) in book entry form on the books of Company or its transfer agent when eligible to do so or (B) without limiting the generality of clause (A), if such Shares (or such shares of Company Common Stock issued upon conversion of Shares) are eligible for resale under Rule 144A, and eligible to be so deposited, depositing such pledged Series B Preferred Stock or Company Common Stock in book entry form on the books of The Depository Trust Company or other depository with customary restrictive legends, (ii) if so requested by any applicable lender, agent or counterparty, as applicable, using commercially reasonable efforts to register the pledged Series B Preferred Stock and/or shares of Company Common Stock to be issued upon conversion of the Series B Preferred Stock, as applicable, in the name of the relevant lender, agent, counterparty, custodian or similar party to Back Leverage, in certificated or restricted book-entry format on the books and records of the Company’s transfer agent, in each case, with respect to Back Leverage solely as secured party and only to the extent Investor or its Affiliates continues to beneficially own such pledged Series B Preferred Stock or Company Common Stock, (iii) entering into an issuer agreement (an “Issuer Agreement”) with each lender or agent therefor with respect to such Back Leverage substantially in the form attached hereto as Exhibit B, and subject to the consent of the Company (which will not be unreasonably withheld, conditioned or delayed), with such changes thereto as are requested by such lender or agent therefor, (iv) entering into customary triparty agreements with the relevant lender or agent therefor and the Investor relating to the delivery of the Series B Preferred Stock and shares of Company Common Stock, in certificated format or restricted book-entry format on the books and records of the Company’s transfer agent, as determined by the Investor, to the relevant Back Leverage lender or agent therefor, in each case, subject to applicable transfer restrictions and related restrictive legends, or, if such Shares (or such shares of Company Common Stock) are eligible for resale under Rule 144A and eligible to be so

51

deposited, the deposit thereof in book entry form on the books of The Depository Trust Company or other depository for crediting to the relevant collateral accounts upon, funding of the relevant loan and payment of the purchase price of the Investor, including a right for such lender, agent or counterparty as a third party beneficiary with respect to the Company’s obligation under Article II hereof to issue the Series B Preferred Stock upon payment of the purchase price therefor in accordance with the terms of this Agreement and (v) such other cooperation and assistance as the Investor may reasonably request that will not unreasonably disrupt the operation of the Company’s business. Anything in the preceding sentence to the contrary notwithstanding, the Company’s obligation to deliver an Issuer Agreement is conditioned on (x) the Investor delivering to the Company a copy of the applicable loan agreement for the Back Leverage to which the Issuer Agreement relates and (y) the Investor certifying to the Company in writing that (A) the loan agreement with respect to which the Issuer Agreement is being delivered constitutes Back Leverage being entered into in accordance with this Agreement, the Investor has pledged the Preferred Stock and/or the underlying shares of Company Common Stock as collateral to the applicable lenders or agents therefor under such Back Leverage and that the execution of such Back Leverage and the terms thereof do not violate the terms of this Agreement or the Statement With Respect to Shares, (B) to the extent applicable, whether the registration rights under the Registration Rights Agreement are being assigned to the applicable lenders or agents therefor under the Back Leverage, (C) an Exercise of Remedies (as defined in the Issuer Agreement) constitutes the only circumstance under which the lenders under the Back Leverage may foreclose on the Shares (or shares of Company Common Stock issued upon conversion of Shares) and (D) the Investor acknowledges and agrees that the Company shall be relying on such certificate when entering into the Issuer Agreement and any material inaccuracy in such certificate shall be deemed a breach of this Agreement; provided, that the Company shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential the terms and the existence of any such loan agreement and related documents in connection with Back Leverage (and any amendments or supplements thereto), other than in the case that the Company, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable Law, regulation, judgment, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose such information, in each of which instances the Company, its Affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permitted, provide notice to the Investor sufficiently in advance of any such disclosure so that the Investor will have a reasonable opportunity to timely seek to limit, condition or quash such disclosure (in which case the Company shall use reasonable efforts to assist the Investor in this respect). The Investor acknowledges and agrees that the statements and agreements of the Company in an Issuer Agreement are solely for the benefit of the applicable lenders and agents party thereto and that in any dispute between the Company and the Investor under this Agreement, the Investor shall not be entitled to use the statements and agreements of the Company in an Issuer Agreement against the Company.

Section 5.15 State Securities Laws. During the period from the date of this Agreement until the Subsequent Closing Date (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), the Company shall use its reasonable best efforts to (a) obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to applicable securities laws prior to the offer and sale of Company Common Stock and/or Series B Preferred Stock and (b) cause such authorization, approval, permit or qualification to be effective as of the Subsequent Closing and as of any conversion of Series B Preferred Stock.

52

Section 5.16 Information Rights. In order to facilitate (i) the Investor’s compliance with legal and regulatory requirements applicable to the beneficial ownership by the Investor and its Affiliates of equity securities of the Company, and (ii) oversight of the Investor’s investment in the Company, from the date hereof, and so long as the 25% Beneficial Ownership Requirement is satisfied by the Investor Parties, the Company agrees promptly to provide the Investor Parties with the following:

(a) (i) subject to the approval of the Chief Executive Officer of the Company, the right to visit any of the offices and properties of the Company and its Subsidiaries, in each case upon reasonable notice and at such reasonable times and as often as the Investor may reasonably request, (ii) the right to, as reasonably requested by the Investor, inspect the books and records of the Company and its Subsidiaries, in each case upon reasonable notice and at such reasonable times and as often as the Investor may reasonably request and (iii) such other information reasonably requested by the Investor in the Company’s possession related to the business, operations and financial condition of the Company and its Subsidiaries (including any projections or financial analysis prepared by or on behalf of the Company) (it being understood that the Company shall not be required to create any new projections or analyses or other reports in response to a request pursuant to this clause (iii)); and

(b) Subject to the approval of the Chief Executive Officer of the Company, make appropriate officers, advisors and representatives of the Company and its Subsidiaries available periodically and at such times as reasonably requested by the Investor for consultation with the Investor, its Affiliates and the representatives of the foregoing with respect to matters relating to the business, operations and affairs of the Company and its Subsidiaries; provided that in case of clause (a) and (b) the Company shall not be obligated to provide materials, documents or information that it reasonably and in good faith considers to be a trade secret or the disclosure of which would reasonably be likely to jeopardize the attorney-client privilege between the Company and its counsel or violate applicable law.

Section 5.17 Section 16 Matters. If the Company becomes a party to a consolidation, merger or other similar transaction that may result in the Investor, its Affiliates and/or the Investor Director being deemed to have made a disposition of equity securities of the Company or derivatives thereof for purposes of Section 16 of the Exchange Act, and if the Investor Director is serving on the Board at such time or has served on the Board during the preceding six months, then (i) the Board will pre-approve such disposition of equity securities or derivatives thereof for the express purpose of exempting the Investor’s, its Affiliates’, the Investor Director’s ‘interests (to the extent the Investor or its Affiliates may be deemed to be “directors by deputization”) in such transaction from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder and (ii) if the transaction involves (A) a merger or consolidation to which the Company is a party and capital stock is, in whole or in part, converted into or exchanged for equity securities of a different issuer, (B) a potential acquisition by the Investor, the Investor’s Affiliates and/or the Investor Director of equity securities of such other issuer or derivatives thereof and (C) an Affiliate or other designee of the Investor or its Affiliates will serve on the board of directors (or its equivalent) of such other issuer, then if the Investor reasonably requires that the other issuer pre-approve any acquisition of

53

equity securities or derivatives thereof for the express purpose of exempting the interests of any director or officer of the Company or any of its Subsidiaries in such transactions from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder, the Company shall require that such other issuer pre-approve any such acquisitions of equity securities or derivatives thereof for the express purpose of exempting the interests of the Investor’s, its Affiliates’ and the Investor Director’s’ (for the Investor and/or its Affiliates, to the extent such persons may be deemed to be “directors by deputization” of such other issuer) in such transactions from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 5.18 VCOC Letters. Upon request by the Investor, the Company shall deliver to the Investor at the Initial Closing and from time to time any Affiliate of the Investor to whom the Investor’s rights and obligations under this Agreement are assigned in accordance with this Agreement a letter substantially consistent with the form thereof furnished by the Investor and reasonably acceptable to the Company (the “VCOC Letters”).

Section 5.19 Target Acquisition. The Company shall at the Investor’s request keep the Investor updated regarding the status of the Target Acquisition, including progress toward the satisfaction of the closing conditions set forth in the Target Merger Agreement. The Company shall furnish to the Investor information regarding the Target Acquisition as is reasonably requested by the Investor from time to time, subject to any limitations under the Target Merger Agreement. The Company shall not amend or otherwise modify, waive any term or condition of, or excuse performance under the Target Merger Agreement, in each case, in a manner that is materially adverse to the Investor without the prior written consent of the Investor.

Section 5.20 Statement With Respect to Shares(a) .

(a) Each party agrees to negotiate in good faith with the other party the form of a definitive Statement With Respect to Shares incorporating the terms set forth on Exhibit D attached hereto and other customary terms as agreed by the parties in good faith (the “Statement With Respect to Shares”).

(b) The Investor hereby agrees to perform its obligations pursuant to the Statement With Respect to Shares. In the event the obligations of the holders of the Series B-1 Preferred Stock to purchase the Series B-2 Preferred Stock and Series B-3 Preferred Stock (if any) terminate pursuant to the provisions of the Statement With Respect to Shares implementing the second paragraph of Exhibit D under the heading “Securities”, the parties will negotiate in good faith to amend this Agreement to provide for the purchase of such securities by the Investor, subject to the conditions set forth herein.

Section 5.21 Pipeline Financings. Following any termination of the Target Merger Agreement, so long as the Investor continues to beneficially own at least 50% of the shares of Series B Preferred Stock purchased by the Investor, in the event the Company proposes to issue any senior preferred securities for cash to finance any material acquisition by the Company of a business or another company, the Company shall first offer to the Investor the right to purchase such securities and, in the event the Investor declines, the Company shall be permitted to issue such securities on terms not more favorable in any material respect to the purchaser than were offered to the Investor.

54

ARTICLE VI

Conditions to Subsequent Closing

Section 6.01 Conditions to the Obligations of the Company and the Investor. The respective obligations of each of the Company and the Investor to effect the Subsequent Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at the Subsequent Closing of each of the conditions set forth in this Section 6.01.

(a) No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case, that prohibits the consummation of the Transactions.

(b) HSR Act; Foreign Investment Laws. Any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case relating to the Transactions under the HSR Act or under any other antitrust Law or any Laws with respect to foreign investment specified in Section 6.01(b) of the Disclosure Schedules.

(c) Target Acquisition. The Target Acquisition shall have been consummated, or will be consummated substantially simultaneously with the Subsequent Closing, in each case, in accordance with the terms and conditions of the Target Merger Agreement.

Section 6.02 Conditions to the Obligations of the Company. The obligation of the Company to effect the Subsequent Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Subsequent Closing Date of each of the conditions set forth in this Section 6.02.

(a) Representations and Warranties. (i) The representations and warranties of the Investor set forth in Article IV shall be true and correct in all respects both when made and at and as of the Subsequent Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have an Investor Material Adverse Effect.

(b) Covenants. The Investor shall have complied with or performed in all material respects its obligations required to be complied with or performed by it pursuant to this Agreement at or prior to the Subsequent Closing.

(c) Closing Certificate. The Company shall have received a certificate, signed on behalf of the Investor by an executive officer thereof, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

Section 6.03 Conditions to the Obligations of the Investor. The obligation of the Investor to effect the Subsequent Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Subsequent Closing of each of the conditions set forth in this Section 6.03.

55

(a) Representations and Warranties. (i) The Fundamental Representations shall be true and correct in all material respects both when made and at and as of the Subsequent Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representations and warranties of the Company set forth in Section 3.02(a) shall be true and correct in all respects (except for only de minimis inaccuracies) both when made and at and as of the Subsequent Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it pursuant to this Agreement at or prior to the Subsequent Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Debt Financing. The Debt Financing (as defined in the Target Merger Agreement), or such other financing acceptable to the Board acting reasonably and sufficient (assuming the payment of the Subsequent Investment Purchase Price by the Investor at the Subsequent Closing) to fund the cash portion of the merger consideration payable under the Target Merger Agreement and transaction fees and expenses (together, the “Acquisition Debt Financing”), shall have been funded, or will be funded simultaneously with the Closing (as defined in the Target Merger Agreement), in accordance with the Debt Commitment Letter (as defined in the Target Merger Agreement) or the definitive documentation providing for such other financing, as applicable.

(e) Closing Certificate. The Investor shall have received a certificate, signed on behalf of the Company by an executive officer thereof, certifying that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied (the “Closing Certificate”).

(f) NASDAQ Approval. Any shares of Company Common Stock issuable upon conversion of the Series B Preferred Stock (other than any additional shares of Series B Preferred Stock that may be issued as dividends payable in kind) at the applicable Conversion Price specified in the Statement With Respect to Shares as in effect on the Subsequent Closing Date shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

ARTICLE VII

Termination; Survival

Section 7.01 Termination prior to the Subsequent Closing. The rights and obligations of the parties in respect of the Subsequent Closing and the provisions of this Agreement specifically related to the Subsequent Investment (the “Subsequent Investment Provisions”) may only be terminated at any time prior to the Subsequent Closing:

(a) by the mutual written consent of the Company and the Investor;

56

(b) automatically upon the valid termination of the Target Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 7.1 therein;

(c) by either the Company or the Investor upon valid delivery of written notice to the other, if the Subsequent Closing has not occurred on or prior to 5:00 p.m., Eastern time, on the nine-month anniversary of the date of the Target Merger Agreement (the “Investor Original End Date”); provided that if the Original End Date is extended to the “First Extended End Date” under the Target Merger Agreement pursuant to the terms and conditions of Section 7.1 therein, the Investor Original End Date shall automatically, without any further action by any Person, be extended to the same date as the “First Extended End Date” as defined in the Target Merger Agreement (the “Investor First Extended End Date”); provided, further, that if the “First Executed End Date” is extended to the “Second Extended End Date” in the Target Merger Agreement pursuant to the terms and conditions of Section 7.1 therein, the Investor First Extended End Date shall automatically, without any further action by any Person, be extended to the same date as the “Second Extended End Date” as defined in the Target Merger Agreement (the “Investor Second Extended End Date”); provided, further, that if the Second Executed End Date is extended to the “Third Extended End Date” in the Target Merger Agreement pursuant to the terms and conditions of Section 7.1 therein, the Investor Second Extended End Date shall automatically, without any further action by any Person, be extended to the same date as the “Third Extended End Date” as defined in the Target Merger Agreement (the “Investor Third Extended End Date”, and the Investor Original End Date, as such date may be extended to the Investor First Extended End Date, the Investor Second Extended End Date and the Investor Third Extended End Date, as applicable, the “Investor End Date”); provided that (i) the right to terminate the Subsequent Investment Provisions pursuant to this Section 7.01(c) shall not be available to a party if the failure of the Subsequent Closing to occur by such date shall have resulted from a material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement and (ii) the Investor shall not have the right to terminate the Subsequent Investment Provisions pursuant to this Section 7.01(c) unless and until the Company has the right to terminate the Target Merger Agreement pursuant to Section 7.1(b) thereof;

(d) by either the Company or the Investor, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Subsequent Closing and such injunction shall have become final and nonappealable; provided, that the right to terminate the Subsequent Investment Provisions under this Section 7.01(d) shall not be available to a party if such injunction was primarily due to a material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(e) by the Company, if the Investor shall have breached or failed to perform any of its or their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Subsequent Closing Date, would result in a failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) by its nature, cannot be cured prior to the Investor End Date or, if such breach or failure is capable of being cured by the Investor End Date, the Investor has not cured such breach or failure within 30 days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.03(a) or Section 6.03(b)); or

57

(f) by the Investor, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Subsequent Closing, would result in a failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) by its nature, cannot be cured prior to the Investor End Date, if such breach or failure is capable of being cured by the Investor End Date, the Company has not cured such breach or failure within 30 days after receiving written notice from Investor describing such breach or failure in reasonable detail (provided that Investor is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.02(a) or Section 6.02(b)).

Section 7.02 Effect of Termination Prior to Subsequent Closing. In the event of the termination of the Subsequent Investment Provisions as provided in Section 7.01, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and the Subsequent Investment Provisions shall forthwith become null and void (other than Section 5.04, Section 5.05, this Section 7.02 and Article VIII (for the avoidance of doubt, all rights, obligations, terms and conditions of this Agreement which are not the Subsequent Investment Provisions shall survive termination of this Agreement)), and there shall be no liability on the part of the Investor or the Company or their respective directors, officers and Affiliates in connection with the Subsequent Investment Provisions, except that (a) no such termination shall relieve any party from liability for damages for Fraud or willful breach of the Subsequent Investment Provisions prior to such termination and (b) the parties hereto acknowledge and agree that nothing contained herein shall be deemed to affect their right to specific performance in accordance with this Agreement.

Section 7.03 Survival and Limitation on Liability.

(a) All of the covenants or other agreements of the parties contained in this Agreement to be performed prior to the Subsequent Closing shall terminate at the Subsequent Closing. Except as otherwise provided in Section 7.02, all of the covenants or other agreements of the parties contained in this Agreement to be performed following the Subsequent Closing shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. All representations and warranties contained in this Agreement (including the schedules and the certificates delivered pursuant hereto) will survive (i) with respect to claims in respect of the Series B-1 Preferred Shares, for twelve months following the date hereof and (ii) with respect to claims in respect of the Series B-2 Preferred Shares or Series B-3 Preferred Shares (if any) will survive for twelve (12) months following the Subsequent Closing; provided further that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration by a Person entitled to make such claim pursuant to the terms and conditions of this Agreement. For the avoidance of doubt, claims may be made with respect to the breach of any representation, warranty or covenant until the applicable survival period therefor as described above expires.

58

(b) Notwithstanding any other provision herein to the contrary, except in the case of Fraud or willful breach in connection with the representations and warranties expressly set forth in Article III, (i) from and after the date hereof until the Subsequent Closing (if any), the maximum liability of the Company under or relating to this Agreement to the extent relating to or arising out of any breach of the representations and warranties of the Company made herein (other than in respect of Fundamental Representations of the Company) shall in no event exceed 30% of the Initial Investment Purchase Price and (ii) from and after the Subsequent Closing the maximum liability of the Company under or relating to this Agreement to the extent relating to or arising out of any breach of the representations and warranties of the Company made herein (other than in respect of Fundamental Representations of the Company) shall in no event exceed 30% of the sum of the Initial Investment Purchase Price and the Subsequent Investment Purchase Price. From and after the date hereof, the Investor hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled in respect of the Series B-1 Preferred Shares. From and after the Subsequent Closing, the Investor hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled in respect of the Series B-2 Preferred Shares or Series B-3 Preferred Shares (if any).

ARTICLE VIII

Miscellaneous

Section 8.01 Amendments. Subject to compliance with applicable Law, (i) this Agreement may be amended or supplemented in any and all respects only by written agreement signed by each of the parties hereto and (ii) any amendment to or waiver of the provisions, terms and conditions of this Agreement that are addressed in the Statement With Respect to Shares shall be permitted only as specified in the Statement With Respect to Shares.

Section 8.02 Extension of Time, Waiver, Etc. The Company and the Investor may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or the Investor in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.03 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other party hereto; provided, however, that (a) following the first to occur of the Subsequent Closing and the termination of the Target Merger Agreement, without the prior written consent of the Company, the Investor or any Investor Party may assign its rights, interests and obligations under this Agreement, in whole or in part, in conjunction with a permitted transfer of Shares to one or more Permitted Transferees, including as contemplated in Section 5.08 so long as the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned, (b)

59

following written notice delivered to the Company, without the prior written consent of the Company, the Investor may grant to the lender(s) (or agents) under any such Back Leverage a security interest in its respective rights (but not its obligations) under this Agreement in connection with any such Back Leverage; it being understood that in no event will the Investor be relieved of its obligations hereunder prior to the Subsequent Closing. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. For the avoidance of doubt, (i) no Transfer by any Investor Party of any Series B Preferred Stock or Company Common Stock to a third party that is not an Investor Party (including as contemplated under Section 5.08(b)(iv)) shall result in the transfer or assignment of any of the Investor Parties’ rights hereunder and (ii) each holder of Series B-1 Preferred Shares prior to the Subsequent Closing shall be subject to the Subsequent Investment Obligations and the terms and conditions relating to the Upsize Investment (each as defined in the Statement With Respect to Shares).

Section 8.04 Counterparts; Electronic Delivery. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re–execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign as a defense to the formation of a contract and each such party forever waives any such defense.

Section 8.05 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Disclosure Schedules, together with the Confidentiality Agreement and the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. No provision of this Agreement shall confer upon any Person other than the parties hereto and their permitted assigns any rights or remedies hereunder; provided that (i) Section 5.11(e) shall be for the benefit of and fully enforceable by the Investor Director, (ii) Section 5.11(f) shall be for the benefit of and fully enforceable by each of the Covered Persons and (iii) Section 8.13 shall be for the benefit of and fully enforceable by each of the Non-Recourse Parties.

Section 8.06 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles. All legal actions or proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any legal action or proceeding, any state or federal court within the State of Delaware) and the

60

parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such legal action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such legal action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.06 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any legal action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.09 of this Agreement. The parties hereto agree that a final judgment in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. Notwithstanding anything in this Section 8.06, the Series B Preferred Stock shall be governed by the laws of the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under an applicable conflict of Laws principles.

Section 8.07 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, subject to Section 7.03, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of each party to cause the Subsequent Closing to be consummated on the terms and subject to the conditions set forth in this Agreement) in the courts described in Section 8.06 without proof of damages or otherwise (in each case, subject to the terms and conditions of this Section 8.07), this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Investor would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.07 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT

61

(A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.08.

Section 8.09 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when transmitted via electronic mail to the e-mail address set out below (provided that no error message is generated), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight courier or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid to the parties at the following addresses:

(a)	If to the Company, to it at:

II-IV Incorporated

375 Saxonburg Blvd.

Saxonburg, PA 16056

Attention: Vincent D. Mattera, Jr., Chief Executive Officer

Email: Chuck.Mattera@II-VI.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51West 52nd Street

New York, NY 10019

Attention: Andrew J. Nussbaum, Karessa L. Cain

Email: ajnussbaum@wlrk.com; klcain@wlrk.com

(b)	If to the Investor or any Investor Party, to the Investor at:

c/o Bain Capital Private Equity, LP

200 Clarendon Street

Boston, MA 02116

Attn: Stephen Pagliuca, Ken Hanau, Joseph Robbins, David Hutchins

Email: spagliuca@baincapital.com; khanau@baincapital.com;

jrobbins@baincapital.com; dhutchins@baincapital.com

62

with a copy to (which will not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue, 53rd Floor

New York, NY 10022

Attention: Sarkis Jebejian, P.C., Joshua N. Korff, P.C., Christopher M. Thomas, P.C.

Email: sarkis.jebejian@kirkland.com; jkorff@kirkland.com; christopher.thomas@kirkland.com or such other address as such party may hereafter specify by like notice to the other parties hereto.

Section 8.10 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 8.11 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Subsequent Closing shall have occurred; provided that the Company shall, upon the Initial Closing, reimburse the Investor for up to $2.0 million of its and its Affiliates’ reasonable and documented out-of-pocket costs and expenses incurred in connection with the Initial Investment (including the reasonable and documented fees and expenses of third-party consultants, legal counsel, accountants and financing advisors in connection therewith); provided further, that in the event that the reimbursement pursuant to the immediately preceding proviso clause was in an amount less than $2.0 million, then the Company shall, upon the Subsequent Closing, reimburse the Investor for all such reasonable and documented out-of-pocket costs and expenses incurred in connection with the Subsequent Investment by it and its Affiliates up to $2.0 million in the aggregate. For the avoidance of doubt, the Company’s aggregate reimbursement obligations set forth in this Section 8.11 shall in no event exceed $2.0 million.

Section 8.12 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context requires otherwise. The words “date hereof” when used in this

63

Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “made available to the Investor” and words of similar import refer to documents (A) posted to the Datasite LLC’s data room for Project Watson by or on behalf of the Company or (B) delivered in Person or electronically to the Investor or its respective Representatives, in each case no later than one Business Day prior to the date hereof. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. In the event that the Company Common Stock is principally listed on a national securities exchange other than the NASDAQ, all references herein to NASDAQ shall be deemed to be references to such other national securities exchange. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (unless, otherwise required by Law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 8.13 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement, or the Transactions may only be brought against the entities that are expressly named as parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any party hereto (collectively, the “Non-Recourse Parties”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions (whether in contract, in tort, in law or in equity or provided by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise), except to the extent expressly set forth in the other Transaction Documents. For the avoidance of doubt, this Section 8.13 is intended to benefit and may be enforced by each Non-Recourse Party (and each such Person shall be a third-party beneficiary of this Section 8.13) and shall be binding on all respective successors and permitted assigns thereof.

64

[Remainder of page intentionally left blank]

65

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

II-VI INCORPORATED

By:	/s/ Walter R. Bashaw II
Name: Walter R. Bashaw II
Title: President

Signature Page — Investment Agreement

BCPE WATSON (DE) SPV, LP

By:	/s/ Joseph Robbins
Name: Joseph Robbins
Title: President

Signature Page — Investment Agreement

EXHIBIT A

EQUITY COMMITMENT LETTER

See attached.

EXHIBIT B

FORM OF ISSUER AGREEMENT

See attached.

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

See attached.

EXHIBIT D

TERMS OF STATEMENT WITH RESPECT TO SHARES

Issuer:	II-VI Incorporated (the “Company”).

Securities:

The securities will consist of (i) Series B-1 Convertible Preferred Stock, having no par value per share (the “B-1 Preferred Stock”), (ii) Series B-2 Convertible Preferred Stock, having no par value per share (the “B-2 Preferred Stock”), and (iii) Series B-3 Convertible Preferred Stock, having no par value per share (the “B-3 Preferred Stock,” and together with the B-1 Preferred Stock and the B-2 Preferred Stock, the “Preferred Stock”). The Preferred Stock shall rank pari passu with the Company’s 6.0% Series A Mandatory Convertible Preferred Stock (the “Existing Preferred”) and senior to all other classes or series of equity securities of the Company with respect to dividend rights and rights on liquidation. The obligation of the holders of the B-1 Preferred Stock to purchase the B-2 Preferred Stock and the B-3 Preferred Stock (if any), subject to the conditions in the Investment Agreement (the “Purchase Obligation”), will be embodied in the Statement With Respect to Shares to be filed in connection with the Initial Closing.

The Purchase Obligation will terminate upon (i) a foreclosure in respect of a Transfer pursuant to Section 5.08(b)(vi) of the Investment Agreement or (ii) a Transfer pursuant to Section 5.08(b)(iv) or Section 5.08(b)(v) of the Investment Agreement.

Purchase Price:	$10,000 per share of Preferred Stock (as may be increased by payment of dividends in kind, the “Stated Value”).

Conversion Price:	The Investor may at any time convert all or a portion of the Preferred Stock into common stock of the Company. Each share of Preferred Stock will be convertible into a number of shares of common stock of the Company equal to the Stated Value of such share divided by the applicable conversion price (each, a “Conversion Price”). The initial Conversion Price with respect to (i) the B-1 Preferred Stock will be $85.00 per share, (ii) the B-2 Preferred Stock will be $85.00 per share and (iii) the B-3 Preferred Stock will be $85.00 per share.

Anti-Dilution:	The applicable Conversion Price with respect to each series of Preferred Stock will be subject to proportional adjustment for any stock split, stock dividend, merger, recapitalization, rights offering or similar event.

Dividends:

For the first four years after the closing, dividends will be paid in kind by accreting to, and increasing, the applicable Stated Value and will accrue daily and compound on a quarterly basis in an amount equal to 5% per annum. Thereafter, dividends will accrue daily and be payable in cash or, at the Company’s option, in kind by accreting to, and increasing, the applicable Stated Value.

The Preferred Stock will not participate in cash dividends paid to the holders of Company common stock, and the applicable Conversion Price will be reduced by the amount of any Ordinary Dividends. At any time when shares of Preferred Stock are outstanding and the Investor continues to beneficially own at least 5% of the aggregate number of shares of Preferred Stock issued at the Initial Closing (if the Subsequent Closing has not occurred) or the Initial Closing and the Subsequent Closing (if the Subsequent Closing has occurred), the Company shall not without the written consent of the Investor, pay any cash dividend on the common stock of the Company other than Ordinary Dividends.

“Ordinary Dividends” means cash dividends paid on the common stock of the Company in the aggregate not exceeding (i) in calendar year 2021, $3.00 per share (the “Maximum”), and (ii) in each subsequent calendar year, 105% of the prior year’s Maximum.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, the holder of each share of the Preferred Stock will receive in preference to the holders of the Company common stock (or any junior preferred stock) a per share amount equal to the greater of (i) the applicable Stated Value, plus accrued and unpaid dividends and (ii) the amount such holder would be entitled to receive at such time if the share of Preferred Stock were converted into Company common stock.

For the avoidance of doubt, a merger, acquisition, change of control or sale of all or substantially all of the assets of the Company will not be deemed to be a liquidation or winding up.

Conversion at Option of the Company:	With respect to each series of Preferred Stock, at any time after the third anniversary of the applicable initial issuance date, the Company will have the option to convert all (but not less than all) of the then-outstanding shares of such series of Preferred Stock into a number of shares of common stock of the Company equal to the applicable Stated Value of such shares plus accrued and unpaid dividends, divided by the applicable Conversion Price, provided that the closing price of the Company’s common stock exceeds 150 % of such Conversion Price for 20 trading days in any 30 consecutive trading day period ending no later than 2 business days prior to the date of notice of conversion.

Mandatory Redemption:	At any time on or after the tenth anniversary of the applicable initial issuance date, the Company shall have the right to redeem, and the holders of Preferred Stock may elect to cause the Company to redeem, each outstanding share of the Preferred Stock for cash consideration equal to the applicable Stated Value, plus accrued and unpaid dividends.

Change of Control:	If a Fundamental Change (as defined in the Existing Preferred) occurs, the Company will be required to promptly make an offer to repurchase all of the then-outstanding shares of Preferred Stock for cash consideration per share equal to 100% of the applicable Stated Value, plus accrued and unpaid dividends, plus (if prior to the fifth anniversary of closing) a “make whole” premium equal to the amount of all dividends that would otherwise have been paid in respect of such share of Preferred Stock through the fifth anniversary of the closing; provided that the holders shall first have a notice period to convert their shares of Preferred Stock (including all accrued and unpaid dividends) into Company common stock at the applicable Conversion Price (and participate in the Fundamental Change).

Event of Default:	If the Company defaults on any payment obligation with respect to the Preferred Stock and such default is not cured within 30 days, the dividend rate will increase to 8% and will be increased by an additional 2% each quarter the Company remains in default up to a maximum of 14%.

Voting Rights:	The Preferred Stock will vote together with the Company common stock on all matters, and not as a separate class (except as specifically provided herein or as otherwise required by law), on an as-converted basis, except that the Preferred Stock will be non-voting until the HSR waiting period with respect to the Initial Investment has expired or been terminated.

Minority Protections:

During the period in which any shares of Preferred Stock remain outstanding, (a) in the case of clauses (i), (ii), (iii), (iv) and (v) below the consent of the holders of a majority of the Preferred Stock shall be required to, and (b) in the case of clause (vi), the Investor continues to beneficially own at least 25% of the aggregate number of shares of Preferred Stock issued at the Initial Closing (if the Subsequent Closing has not occurred) or the Initial Closing and the Subsequent Closing (if the Subsequent Closing has occurred), the consent of the Investor shall be required to:

(i) alter or change the rights, preferences or privileges of the Preferred Stock;

(ii)  increase or decrease the authorized number of shares of Preferred Stock;

(iii)  issue any additional shares of Preferred Stock;

(iv) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to the Preferred Stock;

(v)   amend the Company’s articles of incorporation or bylaws in a manner that adversely affects the rights, preferences or privileges of the Preferred Stock;

(vi) redeem, repurchase or otherwise acquire, or make or declare any dividend or other distribution in respect of, any outstanding junior capital stock of the Company other than (u) Ordinary Dividends, (v) dividends for which there is an anti-dilution adjustment, (w) repurchases of junior equity securities totaling up to $100 million on an aggregate annual basis, (x) repurchases of unvested shares at cost following termination of an employee, advisor or consultant of the Company or its Subsidiaries, (y) non-cash dividends paid pro rata to all holders of the Company’s common stock and, if applicable, holders of the Preferred Stock, or (z) dividends on junior-ranking securities in the form of such junior-ranking securities or other junior-ranking securities.

Exhibit 99.1

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

II-VI Incorporated to Acquire Coherent, Creating Global Leader in Photonic

Solutions, Compound Semiconductors, and Laser Technology and Systems

$250 million in annual cost synergies expected to be realized within 36 months of closing

Anticipated to be accretive to Non-GAAP EPS in second year following closing

PITTSBURGH, Pa., March 25, 2021 – II-VI Incorporated (Nasdaq: IIVI), a global leader in engineered materials and optoelectronic components, today announced that it is entering into a definitive agreement with Coherent, Inc. (Nasdaq: COHR), one of the world’s leading providers of lasers, laser-based technologies and laser-based system solutions, under which II-VI will acquire all outstanding Coherent shares in a cash and stock transaction. Under the terms of the transaction, Coherent shareholders will receive $220.00 in cash and 0.91 of a share of II-VI common stock for each Coherent share.

“We are pleased to have reached an agreement with Coherent to create a global leader in photonic solutions, compound semiconductors and laser technology and systems. Together, we will have significant opportunities to accelerate our growth through complementary technology platforms, strengthen our competitiveness by using our combined scale across the value chain, benefit from deeper market intelligence and expertise, and further diversify our businesses by end market and geography. Moreover, the combination of II-VI and Coherent will increase our collective exposure to irreversible megatrends for decades to come. We are excited to welcome the talented Coherent team to II-VI and look forward to working together to deliver significant value to all stakeholders, including both companies’ shareholders, customers, employees, and business partners,” said Dr. Vincent D. Mattera, Jr., Chief Executive Officer of II-VI.

Compelling Strategic and Financial Rationale

•

Creates a global leader of greater scale to address irreversible megatrends: Together, II-VI and Coherent will create a global leader in photonic solutions, compound semiconductors, and laser technology and systems with approximately $4.1 billion in annual revenue, leveraging disruptive technology platforms operating at scale to address a combined available market of approximately $25 billion.

•

Accelerates growth through complementary technology platforms: II-VI’s and Coherent’s complementary lasers, optics, and electronics technologies at the subsystems and systems level will enable compelling solutions to accelerate growth in aerospace and defense, life sciences, and laser-additive manufacturing, while driving margin expansion and profitability.

T. 724.352.4455 | ii-vi.com	1

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

In addition, a highly complementary geographic presence will enable the company to accelerate growth in key industrial markets in Asia.

•

Increases competitiveness with combined scale across the entire value chain: There are substantial opportunities to utilize complementary scale at all levels of the value chain and increase competitiveness in all laser technology product lines, including in materials macro- and micro-processing, display processing and instrumentation.

•

Increases sales synergies by utilizing global service as a distribution network: Coherent’s service network, located in the largest manufacturing hubs in the world, will act as a distribution channel for a broad combined portfolio of components, including II-VI’s high-margin aftermarket consumables, as well as a channel for recurring subsystems and systems service contracts.

•

Gains deeper market intelligence from complementary business models: By harnessing our combined expertise and strong global presence at all levels of the value chain – including engineered materials, components, systems, and services – we will gain deeper insights into laser end market that will inform our strategic investments ahead of demand and influence industry direction, which will lead to stronger customer partnerships and higher returns on our investments.

•

Accomplishes sustained growth from increased diversification of combined leadership: II-VI will have greater diversification of revenue by end market and geography, cushioning short-term cycles and enabling sustained strategic investments in new technology platforms to fuel long-term growth.

•

Generates significant cost synergies and accretion: The combined company is expected to achieve $250 million in annual cost synergies to be realized within 36 months of close, and the transaction is expected to be accretive to II-VI’s non-GAAP earnings per share in the second year following close.

II-VI plans to finance the transaction with cash on hand, approximately $5.4 billion in fully committed debt financing from J.P. Morgan Securities LLC and an equity investment from Bain Capital. Bain Capital has committed $1.5 billion in the combined company at a conversion price of $85.00 per share and has confirmed it is willing to increase this commitment by at least $300 million of an additional $650 million optional amount on the same terms, for a total commitment of at least $1.8 billion. The Bain Capital investment will enable II-VI to significantly reduce leverage.

With their investment, Steve Pagliuca, Co-Chairman of Bain Capital, is expected to join the II-VI board. Two current Coherent directors are also expected to join the II-VI board upon closing.

T. 724.352.4455 | ii-vi.com	2

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

“We are thrilled to partner with Chuck and the II-VI management team, who have outstanding operational experience and a strong M&A track record,” said Steve Pagliuca, Co-Chairman of Bain Capital. “The combination of II-VI and Coherent will create a leading platform in the photonics industry. We are excited about what this combined company will achieve in the years to come.”

The transaction, which is expected to close by year-end 2021 and has been approved by both companies’ Boards, is subject to customary closing conditions, including receipt of required regulatory approvals and approval of II-VI and Coherent shareholders.

Allen & Company LLC and J.P. Morgan Securities LLC are acting as II-VI’s financial advisors, and Wachtell, Lipton, Rosen & Katz and K&L Gates are serving as legal advisors.

The presentation detailing the terms of the definitive agreement can be viewed on the Company’s website at www.ii-vi.com/investor-relations.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, materials processing, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers. For more information, please visit us at www.ii-vi.com.

Forward-looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

T. 724.352.4455 | ii-vi.com	3

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

The Company believes that all forward-looking statements made in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements herein include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the business combination transaction with Coherent (the “Transaction”) and the equity investment by Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement, including the receipt by Coherent of an unsolicited proposal from a third party; (iv) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (viii) the risk that disruption from a Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

T. 724.352.4455 | ii-vi.com	4

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI and Coherent may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was

T. 724.352.4455 | ii-vi.com	5

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

CONTACTS:

Investors

Mary Jane Raymond

Chief Financial Officer

investor.relations@ii-vi.com

www.ii-vi.com/contact-us

Media

Sard Verbinnen & Co

George Sard/Jared Levy/David Isaacs

II-VI-SVC@sardverb.com

# # #

T. 724.352.4455 | ii-vi.com	6